AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 2007
                                                     REGISTRATION NO. 333-132864

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                               ------------------

                              MACROCHEM CORPORATION
             (Exact name of registrant as specified in its charter)

        DELAWARE                         5812                   04-2744744
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
     of incorporation          Classification Code Number)   Identification No.)
     or organization)
                         40 WASHINGTON STREET, SUITE 220
                            WELLESLEY HILLS, MA 02481
                                 (781) 489-7310
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ------------------

                               ROBERT J. DELUCCIA
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              MACROCHEM CORPORATION
                         40 WASHINGTON STREET, SUITE 220
                            WELLESLEY HILLS, MA 02481
                                 (781) 489-7310
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ------------------

    COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS SENT TO AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

                             DWIGHT W. QUAYLE, ESQ.
                                ROPES & GRAY LLP
                             ONE INTERNATIONAL PLACE
                           BOSTON, MASSACHUSETTS 02110
                            TELEPHONE: (617) 951-7000
                            TELECOPY: (617) 951-7050

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                 SUBJECT TO COMPLETION, DATED APRIL 30, 2007.

            MACROCHEM CORPORATION [GRAPHIC OMITTED][GRAPHIC OMITTED]

                        21,463,002 SHARES OF COMMON STOCK

     The persons listed in the section of this prospectus entitled "Selling Security Holders" are offering for sale 21,463,002 shares of our common stock that they may acquire upon conversion of our Series C Cumulative Convertible Preferred Stock, that they may receive in payment of dividends on our Series C Cumulative Convertible Preferred Stock, or that they may receive upon the exercise of warrants. We will not receive any proceeds from the sale of the common stock issued upon conversion of, or in payment of dividends on, our Series C Cumulative Convertible Preferred Stock. To the extent all of the outstanding warrants held by the selling security holders are exercised at their current exercise prices, we would receive approximately $10,731,500 in cash proceeds, unless such warrants are exercised on a cashless basis pursuant to their terms. We will pay the costs and out-of-pocket expenses in connection with this offering.

     Our common stock is listed on the OTC Bulletin Board(R) under the ticker symbol "MACM.OB." On April [__], 2007, the closing price for our common stock on the OTC Bulletin Board was $[__].

     The selling security holders may sell the common stock for their own accounts in open market transactions or in private transactions, at prices related to the prevailing market prices or at negotiated prices, and may engage broker-dealers to sell the shares. For additional information on the selling security holders' possible methods of sale, you should refer to the section in this prospectus entitled "Plan of Distribution". Upon any sale of shares of common stock, the selling security holders and participating broker-dealers or selling agents may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended. We cannot determine the price to the public of the shares of common stock offered for sale by the selling security holders. The public offering price and the amount of any underwriting discount or commissions will be determined at the time of sale.

                               ------------------


          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                               ------------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS ____________, 2007

                                TABLE OF CONTENTS

                                                            PAGE

Summary.......................................................1

Risk Factors..................................................4

Note Regarding Forward-Looking Statements.....................11

Use of Proceeds...............................................13

Dividend Policy...............................................13

Market Price of Securities and Related Matters................13

Selected Financial Data.......................................14

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................  15

Business......................................................22

Management....................................................31

Compensation of Directors and Executive Officers..............35

Certain Relationships and Related Transactions................45

Beneficial Ownership of Voting Securities.....................46

Selling Security Holders......................................49

Description of Capital Stock..................................54

Plan of Distribution..........................................58

Legal Matters.................................................60

Experts.......................................................60

Change in Independent Registered Public Accounting Firms......60

Where You Can Find More Information...........................60

Financial Statements and Supplementary Data...................62

     You should rely only on the information contained in this prospectus. We have not authorized anyone to give you information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or when any sale of our securities occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

     SEPA(R), Opterone(R) and Topiglan(R) are registered trademarks of ours. EcoNail(TM), MacroDerm(TM) and DermaPass(TM) are trademarks of ours. Other trademarks or service marks appearing in this prospectus are the property of their respective owners.

     All references to SEPA in this prospectus refer to SEPA 0009, a compound in the SEPA family that we have chosen for clinical development.

     On December 30, 2005 we implemented a 1-for-7 reverse stock split of our common stock and on February 9, 2006 we implemented a subsequent 1-for-6 reverse stock split of our common stock. Unless otherwise noted, all share amounts and per share data used throughout this prospectus reflect the effect of these reverse splits.

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
                                     SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY "RISK FACTORS" BEGINNING ON PAGE 4 AND OUR FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

                              MACROCHEM CORPORATION

     We are a specialty pharmaceutical company that develops and seeks to commercialize pharmaceutical products. Currently, our portfolio of proprietary product candidates is based on our drug delivery technologies: SEPA, MacroDerm and DermaPass. Our SEPA topical drug delivery technology (SEPA is an acronym for "Soft Enhancement of Percutaneous Absorption," where "soft" refers to the reversibility of the skin effect of the technology, and "percutaneous" means "through the skin") enhances the efficiency and rate of diffusion of drugs into and through the skin. Our composition of matter patent on the SEPA family of compounds expired in November 2006. We own five composition of matter and use patents, with expiration dates ranging from 2015 to 2019, for the combination of SEPA with numerous existing classes of drugs, including antifungals and human sex hormones. Our patented MacroDerm drug delivery technology encompasses a family of low to moderate molecular weight polymers that impede dermal drug or chemical penetration, which may be usable, for example, to prevent chemicals in insect repellant from penetrating the skin. We own three patents covering the composition of matter and methods of use of our MacroDerm polymers that expire in 2015. We have also filed a patent application for our DermaPass family of transdermal absorption enhancers that have a different drug delivery profile than SEPA, which we believe could be used with a wider range of active pharmaceutical ingredients.

     Our lead product candidate is EcoNail, a topically applied SEPA-based econazole lacquer for the treatment of onychomycosis, a condition commonly known as nail fungus. Econazole, a commercially available topical antifungal agent most commonly used to treat fungal skin infections, inhibits in vitro growth of the fungi most commonly implicated in onychomycosis. When used in EcoNail, SEPA works by allowing more rapid and complete release of econazole from the lacquer into and through the nail plate. In a pre-clinical study using human cadaver nails, EcoNail delivered through the nail more than 14,000 times the minimum concentration of econazole needed to inhibit the fungi most commonly associated with onychomycosis. Following our laboratory studies, we conducted a randomized, double blind controlled Phase 1 tolerance/human exposure trial of EcoNail in nineteen patients with onychomycosis of the toenails. In this study, EcoNail was well tolerated, and investigators reported no serious drug-related adverse events. Serum assays used to determine the level of drug in the bloodstream showed no detectable levels of econazole, further supporting EcoNail's systemic safety profile. Full data from the 18-week trial were presented in May 2005 at the annual meeting of the Society for Investigative Dermatology. We have a composition of matter and use patent covering EcoNail that will expire in 2019.

     We commenced a Phase 2 efficacy study of EcoNail in the third quarter of 2006. This study is being conducted through a contract research organization with significant experience in onychomycosis trials.

     Our other clinical stage product candidate, Opterone, is a topically applied SEPA-based testosterone cream designed to treat male hypogonadism. Male hypogonadism is a condition in which men have levels of circulating testosterone below the normal range and may exhibit one or more associated symptoms, including low energy levels, decreased sexual performance, loss of sex drive, increased body fat or loss of muscle mass. We believe Opterone has significant advantages over other testosterone delivery methods and that its formulation as a cream should avoid an oily feel as well as application and cosmetic concerns reported by some users of gel formulations. To the best of our knowledge, Opterone is the first and only clinical development stage testosterone cream in the U.S. In August 2004, we announced the completion of a pharmacokinetics study of Opterone in hypogonadal males. In May 2005, we announced results from a bioavailability study of Opterone. In that study, patients using a 2.5 gram dose of Opterone applied to the upper arms and shoulders reached the natural physiologic range of testosterone levels over a 24-hour period. In December 2005, we received a letter from the Division of Reproductive and Urologic Products of the U.S. Food and Drug Administration, or FDA, in response to questions posed by us regarding a proposed Phase 3 clinical program for Opterone. In the letter, the FDA requested that we conduct additional investigation into multiple dose safety and pharmacokinetics before beginning any eventual Phase 3 protocol. The additional investigation and Phase 3 revisions will increase the time and expense associated with the development of Opterone. The next step in the development process for Opterone is a Phase 2 trial. We are seeking a partner to advance development of this product


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
candidate. We may elect not to develop Opterone further if we cannot find a partner. We have a composition of matter and use patent covering Opterone that will expire in 2017.

     In addition to EcoNail and Opterone, we are evaluating several earlier stage product candidates. We have developed and tested SEPA-based formulations to deliver other active pharmaceutical ingredients including topical anesthetic and topical non-steroidal anti-inflammatory drugs (NSAIDs). We have also tested application of our MacroDerm polymers for use with cosmetics, pharmaceuticals and consumer products like insect repellants and sunscreens to decrease skin penetration and/or improve persistence on the skin. For example, our laboratory data demonstrated that, when formulated with the insect repellant DEET, increasing concentrations of MacroDerm reduces the amount of DEET that is absorbed through human skin. We have performed initial laboratory experiments to test the ability of DermaPass to improve transdermal delivery of various active pharmaceutical ingredients.

     Since inception, our primary source of funding for our operations has been the private and public sale of our securities. Our ability to continue operations after our current capital resources are exhausted depends on our ability to secure additional financing and to become profitable, which we cannot guarantee.

                                  Our Strategy

     Our strategy is to become a leading provider of specialty pharmaceuticals by innovating, developing and commercializing a portfolio of proprietary products through the use of our drug delivery technologies, strategic partnering, or in-licensing other products or technologies. Key elements of our strategy include:

     o CONTINUE CLINICAL DEVELOPMENT OF OUR LEAD PRODUCT CANDIDATE, ECONAIL. In the near-term, we intend to focus most of our resources on conducting and completing clinical trials of our EcoNail product candidate.

     o CREATE VALUE THROUGH STRATEGIC PARTNERSHIPS. Where appropriate, we intend to seek partners to facilitate the development and commercialization of our product candidates.

     o IN-LICENSE SELECTED PRODUCTS AND TECHNOLOGIES. We intend to identify and in license products and technologies to complement and expand our portfolio of product candidates.

     o LEVERAGE AND EXPAND OUR EXISTING TECHNOLOGIES TO DEVELOP NEW PRODUCTS. We believe pharmaceuticals and certain other commercial products used on the skin may be formulated using our drug delivery technologies and could have applications in the treatment of other diseases and conditions. We will seek to identify new product candidates by selecting and developing additional pharmaceuticals and skin products that can be combined effectively with our technologies.

                          RISKS AFFECTING OUR BUSINESS

     Our business is subject to a number of risks that we highlight in the section entitled "Risk Factors" immediately following this prospectus summary. As of the date of this prospectus, we have not generated any meaningful revenues from operations and we have sustained significant operating losses. As of December 31, 2006, we had an accumulated deficit of approximately $81,385,779. We anticipate that we will continue to incur significant losses for the foreseeable future. Our technologies are in discovery or developmental stages and must undergo a rigorous regulatory approval process, which includes extensive pre-clinical and clinical testing, to demonstrate safety and efficacy before we can market any resulting product. To date, neither the FDA nor any of its international equivalents has approved any of our product candidates for marketing.

                            OUR CORPORATE INFORMATION

     We were organized and commenced operations as a Massachusetts corporation in 1981, and we were reincorporated as a Delaware corporation on May 26, 1992. Our principal executive offices are located at 40 Washington Street, Suite 220, Wellesley Hills, Massachusetts 02481 and our phone number is (781) 489-7310. We maintain a website on the Internet at WWW.MACROCHEM.COM. Our website, and the information contained therein, is not a part of this prospectus.

                                  THE OFFERING

Common stock being registered by us:      (i) 7,861,900 shares issuable upon
                                          conversion of outstanding shares
                                          of our Series C Cumulative Convertible
                                          Preferred Stock, (ii) 4,953,001
                                          shares which may be issued as
                                          payment of future dividends on our
                                          Series C Cumulative Convertible
                                          Preferred Stock, and (iii) 8,648,101
                                          shares issuable upon exercise of
                                          warrants issued to the purchasers and
                                          the placement agent in connection with
                                          our sale of Series C Cumulative
                                          Convertible Preferred Stock.
Shares of common stock outstanding
after this offering:                      19,697,793 shares of common stock,
                                          assuming that all of the Series C
                                          Cumulative Convertible Preferred Stock
                                          outstanding as of the date of this
                                          prospectus is converted into shares of
                                          common stock and the warrants issued
                                          to the purchasers and the placement
                                          agent in the private placement of our
                                          Series C Cumulative Convertible
                                          Preferred Stock are exercised in full
                                          for cash, in each case, without regard
                                          to any beneficial ownership
                                          restrictions on the conversion or
                                          exercise thereof, but excluding the
                                          shares of common stock reserved for
                                          the payment of future dividends on the
                                          Series C Cumulative Convertible
                                          Preferred Stock.

Use of proceeds:                          We will not receive any proceeds from
                                          the sale of shares of common stock by
                                          the selling security holders. To the
                                          extent all of the outstanding warrants
                                          held by the selling security holders
                                          are exercised at their current
                                          exercise prices, we would receive
                                          approximately $10,731,500 in cash
                                          proceeds, unless such warrants are
                                          exercised on a cashless basis pursuant
                                          to their terms. The proceeds, if any,
                                          we receive upon the exercise of the
                                          warrants will be used for working
                                          capital requirements and other general
                                          corporate purposes. See "Use of
                                          Proceeds."


OTC Bulletin Board Symbol:                MACM.OB

Risk factors:                             See "Risk Factors" and the other
                                          information included in this
                                          prospectus for a discussion of the
                                          factors you should consider before
                                          deciding to invest in our securities.

     The common stock outstanding after this offering excludes:

        o 1,987,597 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price equal to $5.80 per share, of which 724,850 were exercisable as of March 30, 2007;

        o 8,701,573 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price equal to $1.48 per share, all of which were exercisable as of March 30, 2007; and

        o 326,654 additional shares of our common stock reserved for future grants or awards under our stock option plan.

                                  RISK FACTORS

     INVESTING IN OUR COMMON STOCK IS RISKY. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN EVALUATING US AND OUR BUSINESS. IF ANY OF THE EVENTS DESCRIBED IN THE FOLLOWING RISK FACTORS WERE TO OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS LIKELY WOULD SUFFER. IN THAT EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR A PART OF YOUR INVESTMENT.

                          RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF OPERATING LOSSES, EXPECT TO CONTINUE TO INCUR LOSSES AND RELY EXTENSIVELY ON EXTERNAL FINANCING TO MAINTAIN OUR OPERATIONS. IF WE ARE UNABLE TO OBTAIN EXTERNAL FINANCING, WE WOULD BE REQUIRED TO FURTHER LIMIT, SCALE BACK OR CEASE OUR OPERATIONS ENTIRELY.

     Since 1981, we have been engaged primarily in research and development and have derived limited revenues from feasibility studies and the licensing of our technology. We have not generated any material revenues from the sale of any products. In addition, we have incurred net operating losses every year since we began doing business and we anticipate that we will continue to incur operating losses for the foreseeable future. As of December 31, 2006, we had an accumulated deficit of approximately $81,385,779. For the fiscal year ended December 31, 2006, we had net income of $1,951,279, however, such net income was the result of a non-cash gain in a liability classified warrant caused by a decline in our stock price. For the fiscal years ended December 31, 2005 and 2004, we had a net loss of $5,760,475 and $8,274,521, respectively.

     On August 31, 2005, due to our financial condition at the time and our inability to raise sufficient capital to maintain operations, we discontinued all research and development activities and terminated substantially all of our non-management personnel. In December 2005 and February 2006, we raised an aggregate of $8.25 million in a private placement of our securities to institutional investors. As a result of this private placement, we resumed operations with a focus on advancing clinical development of our lead product, EcoNail. Our ability to continue operations after our current capital resources are exhausted depends on our ability to secure additional financing and to become profitable, which we cannot guarantee.

     Before we or any of our potential licensees may market any of our product candidates, significant additional development efforts and substantial testing will be necessary. We will require substantial additional financing to fund clinical studies on our product candidates. We may not be able to secure financing on favorable terms or at all. If we are unable to obtain external financing, we would have to reduce, delay or eliminate our clinical studies.

OUR PRODUCT CANDIDATES ARE IN THE EARLY STAGES OF DEVELOPMENT AND ARE SUBJECT TO THE RISK OF FAILURE INHERENT IN THE DEVELOPMENT OF INNOVATIVE TECHNOLOGIES.

     Various pharmaceutical companies have developed systems to enhance the topical delivery of specific drugs, but relatively limited research has been conducted about using topical delivery systems for a wider range of pharmaceutical products. Topical delivery systems currently are used only in a limited number of products. In addition, some topical delivery systems have demonstrated adverse side effects for users, including skin irritation and delivery difficulties.

     Our product candidates are in the early stages of development and will require significant further research, development, testing and regulatory clearances. Our product candidates are subject to the risks of failure inherent in the development of products based on innovative technologies. These risks include the possibilities that any or all of our product candidates may be found to be ineffective or toxic, or otherwise may fail to receive necessary regulatory clearances.

OUR PRODUCT CANDIDATES MUST UNDERGO A RIGOROUS REGULATORY APPROVAL PROCESS, WHICH INCLUDES EXTENSIVE PRE-CLINICAL AND CLINICAL TESTING, TO DEMONSTRATE SAFETY AND EFFICACY BEFORE WE CAN MARKET THEM. IF THE RESULTS OF OUR PRE-CLINICAL AND CLINICAL TESTING INDICATE THAT OUR PRODUCT CANDIDATES ARE NOT SAFE OR EFFECTIVE, OUR BUSINESS WILL SUFFER.

     Each of our product candidates, including EcoNail and Opterone, must undergo a rigorous regulatory approval process, including significant pre-clinical and clinical testing to demonstrate that they are safe and effective for human use, before we can market them. Conducting clinical trials is a lengthy, expensive and uncertain process. Completion of clinical trials may take several years or more. In addition, our clinical trials may be delayed by many factors, including:

     o    inability to fund clinical trials;

     o    slow or insufficient patient enrollment;

     o    failure of the FDA to approve our clinical trial protocols;

     o inability to manufacture significant amounts of our product candidates for use in a trial;

     o    safety issues; and

     o    government or regulatory delays.

     In addition, the results of pre-clinical studies and early clinical trials may not accurately predict results that we will obtain in later testing. A number of other companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after they achieved promising results in earlier trials. If we, the FDA or physicians do not believe that our clinical trials demonstrate that our product candidates are safe and effective, our business, financial condition and results of operations will be materially adversely affected.

OUR PRODUCT CANDIDATES ARE SUBJECT TO SIGNIFICANT FDA SUPERVISION AND MAY NOT SUCCESSFULLY COMPLETE THE EXTENSIVE REGULATORY APPROVAL PROCESS REQUIRED PRIOR TO THE MARKETING OF ANY PHARMACEUTICAL PRODUCT.

     Our activities are regulated by a number of government authorities in the United States and other countries, including the FDA. The FDA regulates pharmaceutical products, including their manufacture and labeling. Before obtaining regulatory approval to market any product candidate under development, we must demonstrate to the FDA that the product is safe and effective for use in each proposed indication through, among other things, pre-clinical studies and clinical trials. Data obtained from testing is subject to varying interpretations which can delay, limit or prevent FDA approval.

     On October 11, 2002, the FDA advised us that further clinical trials of our drugs containing SEPA had been placed on clinical hold pending review of questions surrounding a 26-week transgenic-mouse (Tg.AC) carcinogenicity study of SEPA we performed in 1999. On April 10, 2003, the FDA lifted this clinical hold. In releasing the hold, the FDA requested additional information on that 1999 study, which we have provided.

     On December 5, 2005, we received a response from the Division of Reproductive and Urologic Products at the FDA to questions posed by us regarding the proposed Phase 3 clinical program for Opterone, a topical cream for male testosterone deficiency containing SEPA. In the response, the FDA reiterated its safety concerns regarding the skin irritation potential of SEPA related to pre-clinical studies of SEPA, including without limitation, the 26-week transgenic-mouse (Tg.AC) carcinogenicity study of SEPA. The FDA also expressed concern regarding skin irritation observed in some patients in recently completed Opterone clinical studies. To address these concerns as well as other issues related to Opterone's safety and efficacy program, the FDA requested that we, if we intend to pursue clinical development of Opterone, conduct additional investigation into multiple dose safety and pharmacokinetics before beginning any eventual Phase 3 study. The FDA also confirmed the requirement for other clinical pharmacology studies prior to any NDA submission and requested that we revise our proposed Phase 3 protocol to include additional patients and to extend patient exposure and safety follow-up. If we decide to pursue the clinical development of Opterone, the additional investigation and Phase 3 revisions will increase the time and expense associated with the development of Opterone and may materially adversely affect our ability to find a partner to advance the development of Opterone. Furthermore, there can be no assurance that the results of the studies, if conducted, will address the FDA's safety concerns or justify further development of Opterone or that any SEPA-based product will be approved by the FDA.

     To date, neither the FDA nor any of its international equivalents has approved any of our technologies or product candidates for marketing. If the FDA does not approve our product candidates for marketing, we will be materially adversely affected.

     We face additional risks associated with the regulatory approval process, including:

     o Changes in existing regulatory requirements could prevent or affect our regulatory compliance. Federal and state laws, regulations and policies may be changed with possible retroactive effect. In addition, how these rules actually operate can depend heavily on administrative policies and interpretations over which we have no control. We also may lack the experience with these policies and interpretations to assess their full impact upon our business.

     o Obtaining FDA clearances is time-consuming and expensive and we cannot guarantee that such clearances will be granted or, if granted, will not be withdrawn.

     o The FDA review process may prevent us from marketing our product candidates or may involve delays that significantly and negatively affect our product candidates. We also may encounter similar delays in foreign countries.

     o Regulatory clearances may place significant limitations on the uses for which any approved products may be marketed.

     o Any marketed product and its manufacturer are subject to periodic review by the FDA. Any discovery of previously unrecognized problems with a product or a manufacturer could result in suspension or limitation of previously obtained or new approvals.

BECAUSE THE REGULATORY APPROVAL PROCESS IS COMPLEX, WE CANNOT ACCURATELY PREDICT THE REGULATORY APPROVAL TIMELINE FOR OUR PRODUCT CANDIDATES.

     The laws and regulations administered by the FDA are complex, and compliance with these laws and regulations requires substantial time, effort and expense. Because of this complexity, and because the regulatory approval path for our product candidates has not yet been confirmed by the FDA, we cannot guarantee that our efforts will be sufficient to ensure compliance with all applicable laws and regulations, nor can we accurately predict the regulatory approval timeline for our product candidates.

IF OUR PRODUCT CANDIDATES ARE NOT ACCEPTED BY PHYSICIANS AND PATIENTS, WE MAY NEVER GENERATE PROFITS FROM OPERATIONS.

     Even if our product candidates receive regulatory approval, we may not be able to market them effectively, they may be uneconomical to market or third parties may market equivalent or superior products. We will need to expend significant effort to educate physicians and patients regarding any product candidate that receives regulatory approval. Consequently, unless our product candidates obtain market acceptance, we may never be profitable.

IF PHYSICIANS OR PATIENTS PERCEIVE THAT TESTOSTERONE REPLACEMENT THERAPIES CREATE HEALTH RISKS, THE VIABILITY OF OPTERONE MAY BE QUESTIONED, AND OUR BUSINESS AND THE PRICE OF OUR STOCK MAY BE NEGATIVELY AFFECTED.

     Recent studies of female hormone replacement therapy products have reported an associated increase in health risks. As a result of these studies, some companies that sell or develop female hormone replacement products have experienced decreased sales of these products, and in some cases, a decline in their stock. From time to time, publications have suggested potential health risks associated with testosterone replacement therapy, including fluid retention, sleep apnea, breast tenderness or enlargement, increased red blood cells, development of clinical prostate disease, increased cardiovascular disease risk and the suppression of sperm production. It is possible that studies on the effect of testosterone replacement therapy could demonstrate these or other adverse health risks. This, along with the negative publicity surrounding hormone replacement therapy in general, could negatively impact market acceptance of Opterone, which could adversely affect our business and the price of our stock.

WE DEPEND ON PATENTS TO PROTECT OUR TECHNOLOGIES AND IF OUR CURRENT PATENTS ARE INEFFECTIVE OR WE ARE UNABLE TO SECURE AND MAINTAIN ADEQUATE PATENT PROTECTION, OUR ABILITY TO COMPETE WITH OTHER PHARMACEUTICAL COMPANIES MAY BE NEGATIVELY AFFECTED.

     We believe that patent protection of our technologies, processes and products is important to our future operations. The success of our product candidates depends, in part, on our ability to secure and maintain adequate patent protection.

     Although we have filed and intend to file additional patent applications, the patent application process is lengthy and expensive and there is no guarantee that a patent will be issued or, if issued, that it will be of commercial benefit to us. In addition, it is impossible to anticipate the breadth or degree of protection that any patents we obtain may afford us. Further, products that we develop could infringe patents held by third parties. In these cases, we may have to obtain licenses from third parties, which may not be available on commercially acceptable terms, if at all. We do not maintain separate insurance to cover intellectual property infringement.

     Our composition of matter patent covering SEPA expired in November 2006. The expiration of that patent will enable competitors to develop SEPA-based product candidates covering applications for which we have not obtained composition and use patents. As a result, our competitive position may be adversely affected.

     Currently, we are not involved in any litigation, settlement negotiations or other legal action regarding patent issues and are not aware of any patent litigation threatened against us. We may, however, become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by those third parties or to defend against claims of those third parties. We intend to enforce our patent position and defend our intellectual property rights vigorously. The cost to us of any patent litigation or similar proceeding could be substantial and it may absorb significant management time. In the event of an unfavorable resolution of any infringement litigation against us, we may be enjoined from manufacturing or selling any products without a license from a third party.

IF WE ARE NOT ABLE TO PROTECT THE CONFIDENTIALITY OF OUR PROPRIETARY INFORMATION AND KNOW-HOW, THE VALUE OF OUR TECHNOLOGIES MAY BE ADVERSELY AFFECTED.

     In addition to patent protection, we utilize significant unpatented proprietary technology and rely on unpatented trade secrets and proprietary know-how to protect certain aspects of our technologies. To the extent that we rely on unpatented proprietary technology, we cannot guarantee that others will not independently develop or obtain substantially equivalent or superior technologies or otherwise gain access to our trade secrets, that any obligation of confidentiality will be honored or that we will be able to effectively protect our rights to our proprietary technologies.

IF WE ARE NOT ABLE TO RETAIN OUR KEY PERSONNEL AND/OR RECRUIT ADDITIONAL KEY PERSONNEL IN THE FUTURE, OUR BUSINESS MAY SUFFER.

     The success of our business depends on our ability to attract, retain and motivate qualified senior management personnel and qualified scientific personnel. We consider Robert J. DeLuccia, our President and Chief Executive Officer, to be a key employee and we have entered into an employment agreement with him. We do not maintain key person life insurance on any of our employees. In our industry, the competition for experienced personnel is intense and can be expected to increase. From time to time we may face, and in the past have faced, difficulties in attracting and retaining employees with the requisite experience and qualifications. If we fail to retain or attract this type of personnel, it could have a significant negative effect on our ability to develop our technologies.

OUR FAILURE TO IDENTIFY PHARMACEUTICALS THAT ARE COMPATIBLE WITH OUR DRUG DELIVERY TECHNOLOGIES OR ADDITIONAL PRODUCT CANDIDATES OR TECHNOLOGIES WOULD IMPAIR OUR ABILITY TO GROW.

     Our growth depends on our ability to identify drugs suitable for delivery using our proprietary drug delivery technologies, our ability to identify other product candidates or technologies, and our ability, financially or otherwise, to obtain such product candidates and technologies. Identifying suitable drugs or product candidates is a lengthy and complex process. Even if identified, the drugs or product candidates may not be available to us or we may otherwise be unable to enter into licenses or other agreements for their use. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the licensing or acquisition of drugs and product candidates and we may not be able to enter into licenses or other agreements on acceptable terms, or at all. If we are unable to identify and license or acquire drugs that are compatible with our drug delivery technologies or additional product candidates or technologies, our ability to grow our portfolio of product candidates and our prospects would be adversely affected.

WE DO NOT HAVE ANY LABORATORY FACILITIES OR SCIENTIFIC PERSONNEL AND DEPEND ON THIRD PARTIES TO CONDUCT RESEARCH AND DEVELOPMENT ACTIVITIES FOR OUR TECHNOLOGIES AND PRODUCT CANDIDATES.

     We do not have laboratory facilities or scientific personnel capable of conducting research and development activities for our technologies and product candidates and currently we do not have plans to obtain such facilities and personnel. Accordingly, our ability to conduct research and development activities is and will be limited and we will depend to a significant extent on third-party contractors for such research and development activities. If any of our third-party contractors fails to perform its obligations in a timely fashion or in accordance with applicable regulations, it may adversely affect our business. If we decide to establish internal research and development capabilities, we would need to hire and retain significant additional personnel, locate and acquire appropriate laboratory facilities, comply with extensive government regulations, and obtain additional capital, which may not be available on acceptable terms, or at all.

WE DO NOT HAVE ANY MANUFACTURING FACILITIES AND DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCT CANDIDATES.

     We do not have facilities capable of manufacturing any of our product candidates and we do not have plans to obtain these facilities. Accordingly, we will depend on third-party contractors, licensees, or corporate partners to manufacture our products. If any of our third-party manufacturers fails to perform its obligations in a timely fashion or in accordance with applicable regulations, it may delay clinical trials, the commercialization of our product candidates or our ability to supply our product candidates for sale. If we decide to establish a commercial manufacturing facility, we would need to hire and retain significant additional personnel, comply with extensive government regulations, and obtain significant amounts of additional capital, which may not be available on acceptable terms, or at all.

WE FACE THE RISK OF PRODUCT LIABILITY CLAIMS, AND WE MAY NOT HAVE SUFFICIENT PRODUCT LIABILITY INSURANCE TO COVER SUCH CLAIMS. IT MAY BE EXPENSIVE AND DIFFICULT TO OBTAIN ADEQUATE INSURANCE COVERAGE.

     The design, development, manufacture and sale of our product candidates involve risk of liability claims and associated adverse publicity. We have product liability insurance coverage with an aggregate policy limit of approximately $10,000,000 for claims related to our product candidates that may arise from clinical trials conducted prior to November 1, 2002. We also have product liability insurance coverage with aggregate policy limits between approximately $3,000,000 and $5,000,000 for claims related to our product candidates that may arise from clinical trials conducted after September 25, 2003. In the event that our products receive regulatory approval and become commercialized, we would need to acquire additional coverage. Product liability insurance is expensive, may be difficult to obtain and may not be available on acceptable terms, if at all. If we obtain coverage, we cannot guarantee that the coverage limits of these insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, could have a material adverse effect on us and our financial condition.

WE RELY ON A THIRD-PARTY SUPPLIER FOR A NON-ACTIVE INGREDIENT IN SOME OF OUR PRODUCT CANDIDATES AND, IN THE EVENT THE SUPPLIER IS UNABLE TO SUPPLY US WITH ADEQUATE PRODUCT, OUR BUSINESS MAY BE NEGATIVELY AFFECTED IF WE ARE NOT ABLE TO TIMELY OBTAIN A SUBSTITUTE INGREDIENT.

     We rely on a third-party supplier, Seppic Inc., for a non-active ingredient that is important to the formulation and production of some of our topical product candidates. While we believe similar products are available from other suppliers, if Seppic Inc. were unable or unwilling to supply its product in sufficient quantities at a reasonable price, our results could suffer, as we may encounter significant costs and delays in identifying and measuring the efficacy of replacement third party products.

TOGETHER, CERTAIN OF OUR SHAREHOLDERS OWN A MAJORITY OF OUR STOCK AND COULD ULTIMATELY CONTROL DECISIONS REGARDING US.

     In our private placement which closed in December 2005 and February 2006, we issued 825.5 shares of our Series C Cumulative Convertible Preferred Stock and warrants to purchase 7,861,912 shares of our common stock. The Series C Cumulative Convertible Preferred Stock is convertible into shares of common stock and votes together with the common stock on an as-if-converted to common stock basis. Unless a holder of Series C Cumulative Convertible Preferred Stock elects otherwise, its ability to convert its Series C Cumulative Convertible Preferred Stock into common stock or to vote on an as-if-converted to common stock basis is restricted to the extent that such conversion would result in the holder owning more than 4.95% of our issued and outstanding common stock or voting together with the common stock on an as-if-converted to common stock basis in respect of more than 4.95% of our issued and outstanding common stock. The warrants issued in the private placement are subject to a similar restriction on their exercise. SCO Capital Partners LLC, Beach Capital LLC and Perceptive Life Sciences Master Fund Ltd. ("Perceptive") have elected not to be governed by these restrictions, although we have entered into an agreement with Perceptive whereby Perceptive's ability to convert or vote their shares of Series C Cumulative Convertible Preferred Stock will be subject to a beneficial ownership cap of 9.95% instead of 4.95%. Consequently, as of March 7, 2007, giving effect to the beneficial ownership cap restrictions, the Series C Cumulative Convertible Preferred Stock acquired by the investors is convertible into 4,967,920 shares of common stock and the holders of the Series C Cumulative Convertible Preferred Stock vote on an as-converted basis with the holders of our common stock, and therefore hold approximately 63.5% of the voting power of our outstanding securities. Assuming both the conversion of the Series C

Cumulative Convertible Preferred Stock and the exercise of all of the Warrants held by the investors, in each case without regard to the beneficial ownership cap restrictions as of March 7, 2007, the investors would hold approximately 84.9% of the outstanding common stock of the Company. In addition, for so long as 20% of the Series C Cumulative Convertible Preferred Stock issued in the private placement remains outstanding, SCO Capital Partners LLC has the right to designate two members to our board of directors. Jeffrey B. Davis and Howard S. Fischer are currently serving on our board of directors as the designees of SCO Capital Partners LLC.

     Because of the voting rights of the Series C Cumulative Convertible Preferred Stock and the fact that the parties described above currently own a large portion of our voting stock, they may be able to generally determine or they will be able to significantly influence the outcome of corporate actions requiring shareholder approval. As a result, these parties may be in a position to control matters affecting our company, including amendments to our articles of incorporation and bylaws; payment of dividends on our common stock; and acquisitions, sales of all or substantially all of our assets, mergers or similar transactions, including transactions involving a change of control. As a result, some investors may be unwilling to purchase our common stock. In addition, if the demand for our common stock is reduced because of these shareholders' control of the Company, the price of our common stock could be materially depressed.

CERTAIN OF OUR SHAREHOLDERS OWN LARGE BLOCKS OF OUR COMMON STOCK AND OWN SECURITIES CONVERTIBLE OR EXERCISABLE INTO SHARES OF OUR COMMON STOCK, AND ANY EXERCISES, CONVERSIONS OR SALES BY THESE SHAREHOLDERS COULD SUBSTANTIALLY LOWER THE MARKET PRICE OF OUR COMMON STOCK.

     Several of our shareholders, including the selling security holders listed in this prospectus, own large blocks of our voting stock. The resale of the shares of our common stock owned by these shareholders (or issuable to them upon exercise or conversion of warrants or Series C Cumulative Convertible Preferred Stock) is being registered under the registration statement of which this prospectus forms a part. Future sales of large blocks of our common stock by any of the above investors could substantially depress our stock price.

                          RISKS RELATED TO OUR INDUSTRY

OUR INDUSTRY IS HIGHLY COMPETITIVE AND OUR COMPETITORS HAVE OR MAY HAVE SIGNIFICANTLY MORE RESOURCES THAN WE HAVE.

     We compete with a number of firms, many of which are large, multi-national organizations with worldwide distribution. We believe that our major competitors in the drug delivery sector of the health care industry include Bentley Pharmaceuticals, Inc., Biosante Pharmaceuticals, Inc., NexMed, Inc., Connetics Corporation, Antares Pharma, Inc. and Barrier Therapeutics, Inc. Competitors with approved products in the therapeutic areas that our clinical stage product candidates seek to address include, with respect to onychomycosis:

     o    Novartis AG, maker of Lamisil(R), an oral therapy;
     o    Johnson & Johnson, maker of Sporanox(R), an oral therapy; and
     o Sanofi Aventis (Dermik Laboratories), maker of Penlac, a topical nail lacquer.

and with respect to male hypogonadism:

     o Solvay Pharmaceuticals, Inc., maker of Androgel(R), a topical gel therapy;
     o Auxilium Pharmaceuticals, Inc., maker of Testim(R), a topical gel therapy;
     o Watson Pharmaceuticals, Inc., maker of Androderm(R), a transdermal patch; and
     o Columbia Laboratories, Inc., maker of Striant(R), a buccal film which is placed between the patient's cheek and gum;

     A number of companies, including NexMed, Inc./Novartis AG, IVREA/MediQuest Therapeutics, Inc., and Schering-Plough/Anacor Pharmaceuticals, Inc. are also developing topical therapies for onychomycosis. In addition, a number of other companies, including Auxilium Pharmaceuticals, Inc., are also developing topical and/or transmucosal testosterone products.

     These companies have or may have substantially greater capital resources, research and development and technical staff, facilities and experience in obtaining regulatory approvals, as well as in manufacturing, marketing and distributing products, than we do. Recent trends in this industry are toward further market consolidation of large drug companies into a smaller number of very large entities, further concentrating financial, technical and market strength and increasing competitive pressure in the industry. Academic institutions, hospitals, governmental agencies and other public and private research organizations also are conducting research and seeking patent protection and may develop competing products or technologies of their own through joint ventures or other arrangements. In addition, recently developed technologies, or technologies that may be developed in the future, may or could be the basis for competitive products which may be more effective or less costly to use than any products that we currently are developing.

     We expect any future products approved for sale to compete primarily on the basis of product efficacy, safety, patient compliance, reliability, price and patent position. Generally, the first pharmaceutical product to reach the market in a therapeutic or preventive area often has a significant commercial advantage compared with later entrants to the market. Our competitive position also will depend on our ability to resume research and development activities, engage third parties to conduct research and development activities, attract and retain qualified scientific and other personnel, develop effective proprietary products, implement production and marketing plans, obtain patent protection and secure adequate capital resources.

GOVERNMENT AND PRIVATE INITIATIVES TO REDUCE HEALTH CARE COSTS COULD HAVE A MATERIAL ADVERSE EFFECT ON PHARMACEUTICAL PRICING AND ON OUR OPERATIONS.

     The future revenues and profitability of, and availability of capital for, biomedical and pharmaceutical companies may be affected by the continuing efforts of governmental and private third-party payers to contain or reduce the costs of health care through various means. Reimbursement by payors such as government and managed care organizations has become an increasingly important factor in the success of a drug, as has the listing of new products on large formulary lists (as well as their designated "Tier" on such lists), including those of managed care organizations, pharmaceutical benefit providers and group buying organizations. Failure of a pharmaceutical product to be included on formulary lists, to obtain a Tier position on such formulary lists which provides for a sufficiently low patient cost, or to be reimbursed by government or managed care organizations, could negatively impact the profitability of a drug.

     Furthermore, in some foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control and to possible reform in the health care system. Frequently, it is not possible to obtain pricing in foreign markets that is as favorable as that obtainable in the U.S. In the U.S., there have been, and we expect there will continue to be, a number of federal and state proposals to impose similar governmental control. While we cannot predict whether any of these legislative or regulatory proposals will be adopted, the announcement or adoption of these proposals could have a material adverse effect on our prospects.

     If we succeed in bringing to market one or more of our product candidates, we cannot assure you that these product candidates will be cost effective or that reimbursement to the consumer will be available or will be sufficient to allow us to sell these products on a profitable basis.

                     RISKS RELATED TO THE SECURITIES MARKET

OUR STOCK PRICE HAS BEEN, AND LIKELY WILL CONTINUE TO BE, HIGHLY VOLATILE, AND AS A RESULT, AN INVESTMENT IN OUR STOCK IS SUBJECT TO SUBSTANTIAL RISK.

     The market price of our stock has been, and will likely continue to be, highly volatile due to the risks and uncertainties described in this section of this document, as well as other factors, including:

     o the discontinuance in August 2005 of all of our research and product development activities and our dependence on additional external funding in resuming such activities;

     o the results of our previously conducted clinical trials for our SEPA-based formulations;

     o conditions and publicity regarding the pharmaceutical industry generally as well as the specific therapeutic areas our product candidates seek to address;

     o price and volume fluctuations in the stock market at large which do not relate to our operating performance; and

     o    our ability to raise additional capital.

     Over the two-year period ending December 31, 2006, the closing price of our common stock as reported on The Nasdaq National Market, The Nasdaq Capital Market, the Pink Sheets LLC and the OTC Bulletin Board ranged from a high of $33.60 to a low of $$0.26. On March 16, 2007, the closing price for our common stock on the OTC Bulletin Board was $0.55. In the past, companies that have experienced stock price volatility have sometimes been the subject of securities class action litigation. If litigation were instituted on this basis, it could result in substantial costs and a diversion of management's attention and resources. As a result of this volatility, an investment in our stock is subject to substantial risk.

ON NOVEMBER 22, 2005, OUR COMMON STOCK WAS DELISTED FROM THE NASDAQ CAPITAL MARKET FOR FAILURE TO MEET ITS LISTING STANDARDS. OUR COMMON STOCK CURRENTLY IS QUOTED ON THE OTC BULLETIN BOARD, WHICH INVESTORS MAY PERCEIVE AS LESS DESIRABLE AND WHICH COULD NEGATIVELY AFFECT THE LIQUIDITY OF AN INVESTMENT IN OUR COMMON STOCK.

     Our listing on The Nasdaq Capital Market was conditioned on our compliance with Nasdaq's continued listing requirements. The minimum standards for continued listing on The Nasdaq Capital Market include stockholders' equity of $2.5 million or market capitalization of $35 million and a minimum bid price of $1.00.

     On October 18, 2005, we received a Nasdaq Staff Determination indicating that our securities were subject to delisting from The Nasdaq Capital Market as we did not comply with the minimum bid price requirement for continued listing. We requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. On November 21, 2005, we withdrew our appeal of the Nasdaq Staff Determination and our common stock was delisted from quotation on the Nasdaq Capital Market effective as of Tuesday, November 22, 2005. Immediately thereafter, our common stock was quoted on the Pink Sheets LLC, and on December 22, 2005, our stock became eligible for quotation on the OTC Bulletin Board and presently trades under the symbol "MACM.OB."

     The over-the-counter market is generally considered to be a less efficient system than markets such as Nasdaq or other national exchanges because of lower trading volumes, transaction delays and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. Additionally, trading of our common stock in an over-the-counter market may make us less desirable to institutional investors and may, therefore, limit our future equity funding options.

WE ARE CONTRACTUALLY OBLIGATED TO ISSUE SHARES IN THE FUTURE, DILUTING YOUR INTEREST IN US.

     As of March 7, 2007, our Series C Cumulative Convertible Preferred Stock is convertible into an aggregate of, giving effect to the beneficial ownership restrictions on conversion, 4,967,920 shares of common stock (7,442,853 shares of common stock without regard to the beneficial ownership restrictions on conversion). In addition, we are required to issue quarterly dividends on our Series C Convertible Preferred Stock, which we may elect to pay in shares of our common stock. In addition, as of March 7, 2007, there are outstanding and exercisable warrants to purchase approximately 8,701,573 shares of our common stock, at a weighted average exercise price of $1.48 per share. As of March 7, 2007, there also are outstanding and exercisable options to purchase approximately 724,850 shares of our common stock, at a weighted average exercise price of $14.04 per share. Moreover, we expect to issue additional options to purchase shares of our common stock to compensate employees, consultants and directors and may issue additional shares to raise capital, acquire other companies or technologies, to pay for services, or for other corporate purposes. Any such issuances will have the effect of further diluting the interest of the purchasers of the securities being sold in this offering.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "could," "expect," "intend," "look forward," "may," "planned," "potential," "should," "will," and "would." These forward-looking statements reflect our current expectations and are based on currently available data. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. These factors include, but are not limited to:

     o our history of operating losses, our decision to discontinue research and development activities and our need for additional external financing;

     o our need for significant additional product development efforts and additional financing;

     o technological uncertainty relating to transdermal drug delivery systems;

     o    the early stage of development of our proposed products;

     o    the lack of success of our prior development efforts;

     o    uncertainties related to clinical trials of our proposed products;

     o uncertainties relating to government regulation and regulatory approvals;

     o    our dependence on third parties for the FDA application process;

     o    uncertainties regarding market acceptance of our product candidates;

     o uncertainties regarding the potential health risks of hormone replacement therapies;

     o our ability to identify and obtain rights to products or technologies in order to build our portfolio of product candidates;

     o    our ability to recruit additional key employees;

     o our limited personnel and our dependence on continued access to scientific talent;

     o    no assurance of our entering into license arrangements;

     o our lack of laboratory facilities and scientific personnel and uncertainties regarding our reliance on third parties to conduct research and development activities for our technologies and product candidates;

     o uncertainties relating to competition, patents and proprietary technology;

     o our dependence on third parties to conduct research and development activities;

     o    our dependence on third-party suppliers and manufacturers;

     o uncertainties relating to risks of product liability claims, lack of product liability insurance, and expense and difficulty of obtaining adequate insurance coverage;

     o our majority shareholders, who own a large portion of our voting stock, could control company decisions and could substantially lower the market price of our common stock if they were to sell large blocks of our common stock in the future;

     o    uncertainty of pharmaceutical pricing and related matters;

     o    volatility of our stock price;

     o the effect that our quotation on the OTC Bulletin Board will have on the liquidity of our common stock;

     o dilution of our shares as a result of our contractual obligation to issue shares in the future; and

     o risks described from time to time in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings under the Exchange Act.

     These or other events or circumstances could cause our actual performance or financial results in future periods to differ materially from those expressed in the forward-looking statements. Forward-looking statements speak only as of the date of this prospectus. Except as required under federal securities laws and the rules and regulations of the Securities and Exchange Commission, or SEC, we do not have any intention, and do not undertake, to update any forward-looking statements contained in this prospectus to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

     Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations, financial position and prospects. You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares of common stock by the selling security holders. We will receive proceeds only upon the exercise of the warrants held by the selling security holders. To the extent all of the outstanding warrants held by the selling security holders are exercised at their current exercise prices, we would receive approximately $10,731,500 in cash proceeds, unless these warrants are exercised on a cashless basis pursuant to their terms. The proceeds, if any, we receive from the exercise of the warrants will be used for working capital requirements and other general corporate purposes.

                                 DIVIDEND POLICY

     We have never paid cash dividends on our common stock and our Board of Directors does not contemplate declaring any dividends in the foreseeable future. We intend to retain any earnings to finance research, development, and expansion of our business.

                 MARKET PRICE OF SECURITIES AND RELATED MATTERS

     Our common stock is traded on the OTC Bulletin Board under the symbol "MACM.OB." Prior to February 10, 2006, our common stock was traded on the OTC Bulletin Board under the symbol "MCMP.OB." Between November 24, 2003 and November 21, 2005, our common stock was traded on The Nasdaq Capital Market under the symbol "MCHM" and, prior to November 24, 2003, it was traded on The Nasdaq National Market under the symbol "MCHM."

     The following chart shows the high and low closing prices for our common stock for the periods indicated:

                                       COMMON STOCK
                                           MACM
YEAR ENDED                        HIGH                LOW
DECEMBER 31, 2005
First Quarter                    $33.60             $16.38
Second Quarter                    19.32               7.98
Third Quarter                     12.18               2.10
Fourth Quarter                     2.52               0.84

DECEMBER 31, 2006

First Quarter                    $ 2.70             $ 1.08
Second Quarter                     1.60               0.70
Third Quarter                      0.85               0.26
Fourth Quarter                     0.54               0.30

     These prices are between dealers and do not reflect retail markups, markdowns or commissions and may not necessarily represent actual transactions. As of March 14, 2007, there were 7,813 holders of record of our common stock.

                             SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The selected statement of operations data and the selected balance sheet data for each year presented below have been derived from our audited financial statements. These historical data are not necessarily indicative of results to be expected for any future period.

     On December 30, 2005 we implemented a 1-for-7 reverse stock split of our common stock and on February 9, 2006 we implemented a subsequent 1-for-6 reverse stock split of our common stock. Unless otherwise noted, data used throughout this prospectus has been adjusted to reflect these reverse splits.

                                           ------------------------------------------------------------------------------------
                                                                     YEARS ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------------------
                                               2006            2005             2004               2003             2002
                                                               (1)

STATEMENTS OF OPERATIONS DATA:

SALE OF PATENT                              $      ---    $        ---      $        ---      $  1,000,000    $        ---

RESEARCH CONTRACTS                                 ---             ---               ---            10,031          42,925
                                            ----------    ------------      ------------      ------------    ------------
   TOTAL REVENUES                           $      ---    $        ---      $        ---      $  1,010,031    $     42,925

RESEARCH AND DEVELOPMENT  EXPENSES             679,759       2,291,721         4,221,039         2,938,026       3,998,388
NET INCOME (LOSS)                            1,951,279     (5,760,475)       (8,274,521)       (5,661,694)     (7,514,514)
BENEFICIAL CONVERSION FEATURE               $ (11,895)    $  (330,243)      $        ---      $        ---    $        ---
DIVIDEND ON SERIES C CUMULATIVE

   PREFERRED STOCK                           (752,066)             ---               ---               ---             ---
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON
   STOCKHOLDERS                             $1,187,318    $(6,090,718)      $(8,274,521)      $(5,661,694)    $(7,514,514)
BASIC NET INCOME (LOSS) PER COMMON SHARE    $     0.84    $     (6.25)      $     (9.23)      $     (8.03)    $    (11.30)
DILUTED NET INCOME (LOSS) PER COMMON

   SHARE                                    $     0.24    $     (6.25)      $     (9.23)      $     (8.03)    $    (11.30)
WEIGHTED AVERAGE SHARES USED TO COMPUTE
   BASIC NET INCOME (LOSS) PER COMMON

   SHARE                                     1,423,665          74,367           896,039           704,621         664,965
WEIGHTED AVERAGE SHARES USED TO COMPUTE
   DILUTED NET INCOME (LOSS) PER COMMON

   SHARE                                     8,260,510         974,367           896,039           704,621         664,965

BALANCE SHEET DATA:

WORKING CAPITAL                             $4,778,127    $  2,755,167      $  5,635,331      $  6,345,396    $  8,704,944
CURRENT ASSETS                               5,048,962       3,130,197         6,403,182         7,325,361       9,119,723
TOTAL ASSETS                                 5,653,957       3,781,453         7,109,864         8,249,648      10,132,007
CURRENT LIABILITIES                            268,835         375,030           767,851           979,965         414,779
TOTAL LIABILITIES                            1,138,933       1,995,808           773,360         1,013,328         462,488
STOCKHOLDERS' EQUITY                        $4,181,241    $  1,455,402      $  6,336,504      $  7,236,320    $  9,669,519
_______________________________________________________________________________________________

(1) See Note 1 to our Financial Statements beginning on page 62 of this prospectus for a description of the restatement.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES AND OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION AND OTHER PARTS OF THIS PROSPECTUS CONTAIN FORWARD-LOOKING INFORMATION THAT INVOLVES RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY SUCH FORWARD-LOOKING INFORMATION DUE TO THE FACTORS DISCUSSED UNDER "RISK FACTORS," "NOTE REGARDING FORWARD-LOOKING STATEMENTS" AND ELSEWHERE IN THIS PROSPECTUS.

GENERAL

     We are a specialty pharmaceutical company that develops and seeks to commercialize pharmaceutical products. Currently, our portfolio of proprietary product candidates is based on our drug delivery technologies: SEPA, MacroDerm and DermaPass. Our SEPA topical drug delivery technology (SEPA is an acronym for "Soft Enhancement of Percutaneous Absorption," where "soft" refers to the reversibility of the skin effect, and "percutaneous" means "through the skin") enhances the efficiency and rate of diffusion of drugs into and through the skin. Our patented MacroDerm drug delivery technology encompasses a family of low to moderate molecular weight polymers that impede dermal drug or chemical penetration. We have also filed a patent application for our DermaPass family of transdermal absorption enhancers that have a different drug delivery profile than SEPA, which we believe could be used with a wider range of active pharmaceutical ingredients. Currently, we have two clinical stage investigational new drugs: EcoNail, our lead product, for the treatment of fungal infections of the nails and Opterone, for the treatment of male hypogonadism. We believe that products incorporating our drug delivery technologies may allow selected drugs to be administered more effectively and with improved patient compliance compared to alternative methods of drug administration, such as ingestion and injection.

     Since inception, we have been engaged primarily in research and development. We have not generated any meaningful revenues from operations and we have sustained significant operating losses. We anticipate that we will continue to incur significant operating losses for the foreseeable future. We cannot guarantee that we will be successful in commercializing our products, or that we will ever become profitable. As of December 31, 2006, we had an accumulated deficit of $81,385,779. Our product candidates are in discovery or developmental stages and must undergo a rigorous regulatory approval process, which includes costly and extensive pre-clinical and clinical testing, to demonstrate safety and efficacy before we can market any resulting product. To date, neither the FDA nor any of its international equivalents has approved any of our product candidates for marketing. Please see our financial statements included elsewhere in this prospectus for a more detailed description of our financial history.

     Our results of operations can vary significantly from year to year and quarter to quarter, and depend, among other factors, on:

     o    the progress of clinical trials we conduct;

     o    the degree of our research, marketing and administrative efforts;

     o    our ability to raise additional capital;

     o    the signing of licenses and product development agreements;

     o    the timing of revenues recognized pursuant to license agreements; and

     o    the achievement of milestones by licensees.

     We expect to continue to spend significant amounts on developing and seeking regulatory approval of our lead product, EcoNail. Ultimately, if we receive regulatory approval for EcoNail, significant expenses will be incurred in connection with its commercialization. In addition, we also plan to identify and develop, internally, through in-licensing, or through other collaborative arrangements, additional product candidates and technologies that fit within our growth strategy. If we identify potential product candidates, we will incur additional costs in connection with testing and seeking regulatory approval of those product candidates.

     We completed a private placement of our securities to institutional investors, consisting of two closings, for approximately $8,255,000 in gross proceeds. The first closing of the private placement, in which institutional investors acquired 250 shares of Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") and six-year warrants to purchase 2,380,951 shares of common stock at an exercise of $1.26 per share, for an aggregate purchase price of $2,500,000, took place on December 23, 2005 and is described in our Report on Form 8-K filed on December 27, 2005. The second closing of the private placement, in which institutional investors acquired 575.5 shares of our Series C Preferred Stock and six-year warrants to purchase 5,480,961 shares of the Company's common stock at an exercise price of $1.26 per share, for an aggregate purchase price of $5,755,000, occurred on February 13, 2006 and is described in our Current Report on Form 8-K filed on February 16, 2006. The Series C Preferred Stock has a liquidation value of $10,000 per share, is entitled to a dividend of 10% per annum, payable in cash or shares of our common stock at our option, which dividend rate is subject to increase to 14% upon the occurrence of certain events. The number of shares of common stock into which each share of Series C Preferred Stock is convertible is determined by dividing the liquidation value per share plus all accrued and unpaid dividends thereon by $1.05.

     We believe that our existing cash, cash equivalents and short term investments of $4,895,302 as of December 31, 2006 will be sufficient to meet our current operating expenses and capital expenditure requirements for at least the next twelve months.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist of:

     o payments to consultants, investigators, contract research organizations and manufacturers in connection with our pre-clinical and clinical trials;

     o    costs associated with conducting our clinical trials;

     o    costs of developing and obtaining regulatory approvals; and

     o    allocable costs, including occupancy and depreciation.

     Because a significant portion of our research and development expenses (including employee payroll and related benefits, laboratory supplies, travel, dues and subscriptions, temporary help costs, consulting costs and allocable costs such as occupancy and depreciation) benefit multiple projects or our drug delivery technologies in general, we do not track these expenses by project. On August 31, 2005, we discontinued all research and development activities and terminated substantially all of our non-management personnel. For the fiscal year ended December 31, 2006, we spent $679,759 on research and development, including $591,008 in costs associated with clinical trials for EcoNail, and $88,751 in costs not specifically tracked to a project. Opterone was not in a clinical trial in 2006. For the fiscal year ended December 31, 2005, we spent $2,291,721 on research and development, including $229,650 and $111,739 in costs associated with clinical trials for EcoNail and Opterone, respectively, and $1,950,332 in costs not specifically tracked to a project. For the fiscal year ended December 31, 2004, we spent $4,221,039 on research and development, including $469,515, $1,109,345 and $388,360 in costs associated with our clinical trials for EcoNail, Opterone and Topiglan (our topical formulation of SEPA and alprostadil for treatment of erectile dysfunction), respectively, and $2,253,819 in costs not specifically tracked to a project. Following a complete review of the results of a Phase 2 pharmacodynamic study of Topiglan in which Topiglan did not meet its primary clinical endpoints, we have no plans for further clinical studies of Topiglan. Accordingly, as of June 30, 2004, we recorded a reduction of $124,853 to the carrying value of certain patent assets related to Topiglan. For the year ending December 31, 2007, we expect to continue to spend significant amounts on clinical trials for EcoNail, which we estimate may cost up to $1,200,000.

     Each of our research and development programs is subject to risks and uncertainties, including the requirement to seek regulatory approval, that are outside of our control. Moreover, the product candidates identified in these research and development programs, which currently are in developmental stages, must overcome significant technological, manufacturing and marketing challenges before they can be successfully commercialized. As a result of these risks and uncertainties, we are unable to predict with any certainty the period in which material net cash inflows from these projects could be expected to commence or the completion date of these programs. For example, we are seeking a partner to advance development of our Opterone product candidate. We cannot predict whether our efforts to find a partner will be successful nor can we predict the manner and timing in which any eventual partner may elect to pursue development of Opterone. In addition, these risks and uncertainties also prevent us from estimating with any certainty the specific timing and future costs of our clinical development programs, although historical trends at similarly situated companies indicate that research and development expenses tend to increase in later stages of clinical development. Our failure to obtain requisite governmental approvals timely or at all will delay or preclude us from licensing or marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses consist primarily of salaries and other related costs for personnel, marketing and promotion, professional fees and facilities costs. Assuming we are able to raise sufficient capital, we anticipate that marketing, general and administrative expenses will increase over the next several years as we begin, when appropriate, to license, partner, or market our product candidates if and when they receive regulatory approval.

     STOCK BASED COMPENSATION. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," using the modified prospective method, which requires measurement of compensation cost for all stock awards at fair value on the date of grant and recognition of compensation over the requisite service period for awards expected to vest. The fair value of stock options is estimated using the Black-Scholes valuation model, and the fair value of restricted stock units is determined based on the number of shares granted and the quoted price of the Company's common stock on the date of grant. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical employee attrition rates. Actual results, and future changes in estimates, may differ substantially from the Company's current estimates.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to our financial statements included elsewhere in this prospectus includes a summary of the significant accounting policies and methods we use in the preparation of our financial statements. The following is a brief discussion of the more significant accounting policies and methods that affect the judgments and estimates used in the preparation of our financial statements.

     RESEARCH AND DEVELOPMENT . Research and development costs are expensed as incurred.

     PATENT ASSETS. We defer costs and expenses incurred in connection with pending patent applications. We amortize costs related to successful patent applications over the estimated useful lives of the patents using the straight-line method. We charge accumulated patent costs and deferred patent application costs related to patents that are considered to have limited future value to operations. Estimates we use to determine the future value of deferred patent costs include analysis of potential market size, time and cost to complete clinical trials, anticipated interest in our products and potential value for licensing or partnering opportunities. We recognize revenues derived or expected to be derived from the sale, assignment, transfer, or licensing of patents or other intellectual property based upon the terms of the relevant agreement.

     DEFERRED TAXES. As part of the process of preparing our financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. In addition, as of December 31, 2006, we had federal tax net operating loss carryforwards of approximately $73,367,079, which expire through 2026. We also have research and development credit carryforwards of $2,475,048. We have recorded a valuation allowance to fully offset against these otherwise recognizable net deferred tax assets due to the uncertainty surrounding the timing of the realization of the tax benefit. In the event that we determine in the future that we will be able to realize all or a portion of the net deferred tax benefit, an adjustment to deferred tax valuation allowance would increase net income in the period in which such a determination is made. The utilization of net operating loss carryforwards and credits available to be used in any given year may be limited in the event of significant changes in ownership interest, as defined.

     WARRANTS LIABILITY. Based on certain terms in the warrants that we issued in connection with the sale of our Series C Cumulative Convertible Preferred Stock, we determined that the warrants should be classified as a liability and valued at fair market value each reporting period, with the changes in fair value recorded in earnings, in accordance with EITF 00-19, "Accounting for Derivative Financial Investments Indexed to, and Potentially Settled in, a

Company's Own Stock." We will continue to evaluate the warrants under EITF 00-19 to determine when, if ever, they meet certain criteria under EITF 00-19 for permanent equity.

     STOCK BASED COMPENSATION. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," using the modified prospective method, which requires measurement of compensation cost for all stock awards at fair value on the date of grant and recognition of compensation over the requisite service period for awards expected to vest. The fair value of stock options is estimated using the Black-Scholes valuation model, and the fair value of restricted stock units is determined based on the number of shares granted and the quoted price of the Company's common stock on the date of grant. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical employee attrition rates. Actual results, and future changes in estimates, may differ substantially from the Company's current estimates.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006 COMPARED TO THE YEAR ENDED DECEMBER 31, 2005

     The Company had no revenues for the years ended December 31, 2006 and 2005, respectively. For the year ending December 31, 2007, we do not expect to have any revenues.

     Research and development costs for 2006 decreased by $1,611,962 from $2,291,721 in 2005 to $679,759 in 2006, a 70.3% decrease. The decrease is primarily attributable to the temporary cessation of research and development activities in August 2005, resulting in a reduction in payroll and employee related expenses of $692,824 and a reduction in lab operating expenses of $674,166 for the year ended December 31, 2006. In addition, there was a decrease in clinical development costs of $244,320. For the year ending December 31, 2007, we expect to incur clinical development costs of approximately $1,200,000.

     Marketing, general and administrative costs for 2006 increased by $724,914, or 24.3% to $3,713,006, from $2,988,092 in 2005. The increase was primarily attributable to the Company's adoption of SFAS No. 123(R), which requires the expensing of stock options granted to employees based on the fair value on the date of the grant, resulting in an expense of $941,127. In addition, expenses related to conferences and investor meetings increased by approximately $265,311. The effect of these amounts on marketing, general and administrative expenses for the year 2006 was partially offset by savings attributable to a staff reduction in August 2005 which resulted in a reduction of salary and related expenses of approximately $603,428 during the year ended December 31, 2006. For the year ending December 31, 2007, we expect the marketing, general and administrative expenses to approximate $2,750,000.

     For the year ended December 31, 2006, other income increased by $6,278,494 to $6,344,044 compared to $65,550 for the year ended December 31, 2005. This gain is primarily a non-cash increase as a result of a change in the valuation of warrants in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock" to reflect a decline in price of our common stock for which the warrants are exercisable. As a result, the fair value of the warrant liability decreased by $6,100,615. Interest income for the year December 31, 2006 increased by $177,879 to $243,429 compared to interest income of $65,550 for the year ended December 31, 2005. The increase in interest income is due to the higher amounts of cash available for investing purposes and higher interest rate returns available for the cash that is invested.

     For the reasons described above, the Company's financial statements reflect a net income of $1,951,279 for the year ended December 31, 2006 compared to a net loss of $(5,760,475) for the year ended December 31, 2005.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

     We had no revenues for the years ended December 31, 2005 and December 31, 2004.

     Research and development costs for 2005 decreased by $1,929,318, from $4,221,039 in 2004 to $2,291,721 in 2005, a 45.7% decrease. The decrease is primarily attributable to the cessation of research and development activities in August 2005, including a reduction in spending on clinical trials of $1,832,516 compared with 2004 and a reduction in payroll and related expenses of $204,494 in 2005 as a result of a staff reduction in August 2005. The decrease in research and development costs as a result of these reductions was offset in part by increases in payments to technical consultants of $115,000 and other miscellaneous research expenses.

     Marketing, general and administrative costs for 2005 decreased by $1,170,360, from $4,158,452 in 2004 to $2,988,092 in 2005, a 28.0% decrease. The decrease is primarily attributable to a staff reduction in August 2005 which resulted in a reduction of salary and related expenses of $524,562. In addition, in 2005 legal and audit expenses decreased by approximately $230,000, travel expenses decreased by $40,000, insurance expenses decreased by $75,000, consulting and investor relations expenses decreased by $320,000 and market development expenses decreased by $110,000. The aggregate decrease in marketing, general and administrative costs was offset, in part, by a payment of approximately $370,000 to certain executive officers and administrative staff under transition agreements.

     As reported on a Current Report on Form 8-K filed on September 7, 2005, the Company terminated substantially all its non-management personnel on August 31, 2005. The costs associated with this staff reduction and related expenses were approximately $156,839. As reported on a Current Report on Form 8-K filed on September 16, 2005, the Company entered into transition agreements with its executive officers in September 2005. The transition agreements terminated the existing employment and severance agreements between the Company and each executive. Pursuant to the terms of the transition agreements, the executives agreed that they would remain employed by the Company until November 30, 2005. Three executives executed amendments to their transition agreements extending their employment through December 31, 2005 and beyond. The total costs associated with all executive transition agreements were approximately $709,646. Of this total, approximately $320,000 was charged to marketing, general and administrative expenses. These agreements also provided for aggregate payments of approximately $35,000 on November 30, 2005 and $35,000 on December 15, 2005.

     Total other income decreased by $39,421 or 37.5%, from $104,971 in 2004 to $65,550 in 2005. The decrease is attributable to lower cash balances available for investment purposes in 2005. For the year ended December 31, 2005, our net loss was $5,760,475 as compared to a loss of $8,274,521 for the previous year, a 30.4% decrease, which was due to the factors mentioned above.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, our primary source of funding for our operations has been the private and public sale of our securities, and, to a lesser extent, the licensing of our proprietary technology and products, research collaborations, feasibility studies, government grants and the limited sales of products and test materials. During 2004, we received net proceeds of $443,817 from the exercise of warrants, and proceeds of $6,681,275 (net of issuance costs) as a result of the sale of our common stock in a private placement financing transaction. During 2005, we received net proceeds of $87,500 from the exercise of warrants, and proceeds of $815,000 ($601,342 net of issuance costs) as a result of the sale of our common stock and proceeds of $2,500,000 ($2,125,943 net of issuance costs) as a result of the sale of our Series C Cumulative Convertible Preferred Stock in private placement financing transactions. On February 13, 2006, we received gross proceeds of $5,755,000 ($5,186,908 net of issuance costs) as a result of the sale of our Series C Cumulative Convertible Preferred Stock in a private placement financing transaction.

     At December 31, 2006, working capital was approximately $4.8 million, compared to $2.7 million at December 31, 2005. The increase in our working capital reflects the receipt of private placement proceeds of $5,186,908 (net of issuance costs) in February 2006, partially offset by the funds used in operations.

     On March 9, 2004, we sold approximately 128,619 shares of our common stock for $7,292,700 in gross proceeds ($6,681,275 net of issuance costs) in a private placement to institutional investors. The investors also received warrants to purchase approximately 25,717 shares of common stock at a purchase price of $87.78 per share expiring five years from the closing date. On April 19, 2005, we sold approximately 65,040 shares of our common stock to institutional investors and to certain executive officers and directors of the Company for $815,000 in gross proceeds ($601,342 net of issuance costs). The investors also received warrants to purchase approximately 32,520 shares of common stock at exercise prices $14.70 for the institutional investors and $21.84 for the officers and directors. On December 23, 2005, we sold 250 shares of Series C Cumulative Convertible Preferred Stock for $2,500,000 in gross proceeds ($2,125,943 net of issuance costs) in a private placement to institutional investors. The investors also received warrants to purchase 2,380,951 shares of common stock at an exercise price of $1.26 per share. On February 13, 2006, we sold 575.5 shares of our Series C Cumulative Convertible Preferred Stock for $5,755,000 in gross proceeds ($5,186,908 net of issuance costs) in a private placement to institutional investors. The investors also received warrants to purchase 5,480,961 shares of the Company's common stock at an exercise price of

$1.26 per share. Until such time as we obtain agreements with third-party licensees or partners to provide funding for our anticipated business activities, or otherwise generate revenue from the commercialization of our products, we will use our working capital to fund our operating activities.

     Pursuant to a plan approved by our Board of Directors in 1998, we are authorized to repurchase 23,809 shares of our common stock to be held as treasury shares for future use. During the fiscal year ended December 31, 2006, we did not repurchase any shares of common stock. At December 31, 2006, 529 repurchased shares remain available for future use and 16,180 shares remain available for repurchase under the plan.

     There were no capital expenditures and patent development costs were $40,770 for the year ended December 31, 2006. Capital expenditures were $14,519 and patent development costs were $105,080 for the year ended December 31, 2005. We anticipate additional capital and patent expenditures will be approximately $100,000 for the fiscal year ending December 31, 2007.

     On July 10, 2003, the Board of Directors approved retention payments for certain key employees, including certain executive officers, in order to enhance retention of those employees. We made payments of approximately $84,000 on January 8, 2004 and we made payments of approximately $153,000 on July 2, 2004. On August 31, 2005, at the direction of our Board of Directors, we discontinued all research and development activities and terminated substantially all of our non-management personnel. We made payments of approximately $156,839 in connection with this staff reduction and related expenses. In September 2005, the Company entered into transition agreements with its executive officers. The transition agreements terminated the existing employment and severance agreements between the Company and each executive. Pursuant to the terms of the transition agreements, the executives agreed that they would remain employed by the Company until November 30, 2005. Three executives executed amendments to their transition agreements extending their employment through December 31, 2005 and beyond. We made payments of approximately $709,646 in connection with all executive transition agreements. We also made aggregate payments of approximately $35,000 on November 30, 2005 and $35,000 on December 15, 2005 under a separate provision of the transition agreements. There are no further payments due as a result of the staff reduction or under the transition agreements.

     As of December 31, 2006, we had $4,895,302 in cash, cash equivalents and short-term investments. As noted above, on February 13, 2006 we received $5,755,000 in gross proceeds ($5,186,908 net of issuance costs) from the sale of our Series C Preferred Stock and warrants to purchase shares of our common stock. We believe that our existing cash, cash equivalents and short-term investments will be sufficient to meet our current operating expenses and capital expenditure requirements for at least the next twelve months. Our cash requirements may vary materially from those now planned because of changes in the focus and direction of our research and development programs, competitive and technical advances, patent developments or other developments. We will require additional financing to continue operations after we exhaust our current capital resources and to continue our long-term plans for clinical trials and new product development. We expect to continue financing our operations through sales of our securities, strategic alliances or other financing vehicles, if any, that might become available to us on terms that we deem acceptable.

     We do not enter into financial instrument transactions for trading or speculative purposes. We do not intend to establish any special purpose entity and do not have any material off balance sheet financing transactions. We do not believe that inflation will have any significant effect on the results of our operations.

     At December 31, 2006, the Company had no long-term contractual obligations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109 "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 becomes effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its financial position or results of operations.

     In September 2006, the FASB issued Statement 157 "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value financial instruments. SFAS 157 becomes effective for fiscal years beginning after November 15, 2007. The Company will adopt this statement prospectively once it is effective and applicable. The Company does not expect SFAS 157 to have a material impact on its financial position or results of operations.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to provide additional information that will help investors and other financial statement users to more easily understand the effect of the company's choice to use fair value on its earnings. Finally, SFAS 159 requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted. The Company is currently assessing the impact of SFAS 159 which it will be required to adopt.

     In September 2006, the Securities and Exchange Commission issued SAB 108, which provided guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 was effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's financial position or results of operations.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                        FIRST               SECOND                THIRD                FOURTH
                                                   --------------------------------------------------------------------------------
2006 Quarters
     Revenues                                      $        ---          $        ---         $        ---          $        ---
     Loss from Operations                           (1,207,109)           (1,066,803)          (1,160,767)             (958,086)
     Net Income (Loss)                              (1,991,360)             4,410,432              685,163           (1,152,956)
     Net Income (Loss) Attributable to Common
       Stockholders                                 (2,142,907)             4,205,008              481,164           (1,355,947)
     Basic Net Income (Loss) per Common Share      $     (1.98)          $       3.86         $       0.33          $     (0.64)
     Diluted Net Income (Loss) per Common Share    $     (1.98)          $       0.57         $       0.08          $     (0.64)
2005 Quarters
     Revenues                                      $        ---          $        ---         $        ---          $        ---
     Net Loss Attributable to Common Stockholders  $(1,841,540)          $(1,526,346)         $(1,820,992)          $  (901,840)
     Net Loss per Share
       (basic and diluted)                         $     (1.99)          $     (1.56)         $     (1.83)          $     (0.87)

     The quarters ended March 31, June 30 and September 30, 2006 have been restated (Notes 1 and 5). The restatement is in connection with the Series C Cumulative Convertible Preferred Stock Offering, the Company issued warrants to the private placement agent for services rendered. The fair value of the award was originally accounted for as an offset to the proceeds of the Series C Preferred offering and a credit to additional paid in capital. Upon further review of the terms of the warrants, it was determined that the private placement agent's warrants' put feature enables the holder, at their option, to require the Company to repurchase the award for cash in the event of a change in control. The Company determined that the warrants meet the definition of a derivative investment as defined in SFAS 133, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, and should be adjusted to its current fair value at each reporting period and classified as a warrant liability. As such, the net loss for the quarter ended March 31, 2006 increased by $250,496, and the net income for the quarters ended June 30, 2006 and September 30, 2006, increased by $260,764 and $438,854, respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     As of December 31, 2006, we were exposed to market risks, which relate primarily to changes in U.S. interest rates. Our cash equivalents and short-term investments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, generally one year or less, changes in interest rates would not have a material effect on our financial position. A hypothetical 10% change in interest rates would not have a material effect on our Statement of Operations or Cash Flows for the twelve months ending December 31, 2006, based on December 31, 2006 balances.

                                    BUSINESS

OVERVIEW

     We are a specialty pharmaceutical company that develops and seeks to commercialize pharmaceutical products. Currently, our portfolio of proprietary product candidates is based on our drug delivery technologies: SEPA, MacroDerm and DermaPass. Our SEPA topical drug delivery technology (SEPA is an acronym for "Soft Enhancement of Percutaneous Absorption," where "soft" refers to the reversibility of the skin effect of the technology, and "percutaneous" means "through the skin") enhances the efficiency and rate of diffusion of drugs into and through the skin. Our composition of matter patent on the SEPA family of compounds expired in November 2006. We own five composition of matter and use patents, with expiration dates ranging from 2015 to 2019, for the combination of SEPA with numerous existing classes of drugs, including antifungals and human sex hormones. Our patented MacroDerm drug delivery technology encompasses a family of low to moderate molecular weight polymers that impede dermal drug or chemical penetration, which may be usable, for example, to prevent chemicals in insect repellant from penetrating the skin. We own three patents covering the composition of matter and methods of use of our MacroDerm polymers that expire in 2015. We have also filed a patent application for our DermaPass family of transdermal absorption enhancers that have a different drug delivery profile than SEPA, which we believe could be used with a wider range of active pharmaceutical ingredients.

     Our lead product candidate is EcoNail, a topically applied SEPA-based econazole lacquer for the treatment of onychomycosis, a condition commonly known as nail fungus. Econazole, a commercially available topical antifungal agent most commonly used to treat fungal skin infections, inhibits in vitro growth of the fungi most commonly implicated in onychomycosis. When used in EcoNail, SEPA works by allowing more rapid and complete release of econazole from the lacquer into and through the nail plate. In a pre-clinical study using human cadaver nails, EcoNail delivered through the nail more than 14,000 times the minimum concentration of econazole needed to inhibit the fungi most commonly associated with onychomycosis. Following our laboratory studies, we conducted a randomized, double blind controlled Phase 1 tolerance/human exposure trial of EcoNail in nineteen patients with onychomycosis of the toenails. In this study, EcoNail was well tolerated, and investigators reported no serious drug-related adverse events. Serum assays used to determine the level of drug in the bloodstream showed no detectable levels of econazole, further supporting EcoNail's systemic safety profile. Full data from the 18-week trial were presented in May 2005 at the annual meeting of the Society for Investigative Dermatology. We have a composition of matter and use patent covering EcoNail that will expire in 2019.

     We commenced a Phase 2 efficacy study of EcoNail in the third quarter of 2006. This study is being conducted through a contract research organization with significant experience in onychomycosis trials.

     Our other clinical stage product candidate, Opterone, is a topically applied SEPA-based testosterone cream designed to treat male hypogonadism. Male hypogonadism is a condition in which men have levels of circulating testosterone below the normal range and may exhibit one or more associated symptoms, including low energy levels, decreased sexual performance, loss of sex drive, increased body fat or loss of muscle mass. We believe Opterone has significant advantages over other testosterone delivery methods and that its formulation as a cream should avoid an oily feel as well as application and cosmetic concerns reported by some users of gel formulations. To the best of our knowledge, Opterone is the first and only clinical development stage testosterone cream in the U.S. In August 2004, we announced the completion of a pharmacokinetics study of Opterone in hypogonadal males. In May 2005, we announced results from a bioavailability study of Opterone. In that study, patients using a 2.5 gram dose of Opterone applied to the upper arms and shoulders reached the natural physiologic range of testosterone levels over a 24-hour period. In December 2005, we received a letter from the Division of Reproductive and Urologic Products of the U.S. Food and Drug Administration, or FDA, in response to questions posed by us regarding a proposed Phase 3 clinical program for Opterone. In the letter, the FDA requested that we conduct additional investigation into multiple dose safety and pharmacokinetics before beginning any eventual Phase 3 protocol. The additional investigation and Phase 3 revisions will increase the time and expense associated with the development of Opterone. The next step in the development process for Opterone is a Phase 2 trial. We are seeking a partner to advance development of this product candidate. We may elect not to develop Opterone further if we cannot find a partner. We have a composition of matter and use patent covering Opterone that will expire in 2017.

     In addition to EcoNail and Opterone, we are evaluating several earlier stage product candidates. We have developed and tested SEPA-based formulations to deliver other active pharmaceutical ingredients including topical anesthetic and topical non-steroidal anti-inflammatory drugs (NSAIDs). We have also tested application of our MacroDerm polymers for use with cosmetics, pharmaceuticals and consumer products like insect repellants and sunscreens to decrease skin penetration and/or improve persistence on the skin. For example, our laboratory data demonstrated that, when formulated with the insect repellant DEET, increasing concentrations of MacroDerm reduces the amount of DEET that is absorbed through human skin. We have performed initial laboratory experiments to test the ability of DermaPass to improve transdermal delivery of various active pharmaceutical ingredients.

     Since inception, our primary source of funding for our operations has been the private and public sale of our securities. Our ability to continue operations after our current capital resources are exhausted depends on our ability to secure additional financing and to become profitable, which we cannot guarantee.

OUR STRATEGY

     Our strategy is to become a leading provider of specialty pharmaceuticals by innovating, developing and commercializing a portfolio of proprietary products through the use of our drug delivery technologies, strategic partnering, or in-licensing other products or technologies. Key elements of our strategy include:

     o CONTINUE CLINICAL DEVELOPMENT OF OUR LEAD PRODUCT CANDIDATE, ECONAIL. In the near-term, we intend to focus most of our resources on conducting and completing clinical trials of our EcoNail product candidate.
     o CREATE VALUE THROUGH STRATEGIC PARTNERSHIPS. Where appropriate, we intend to seek partners to facilitate the development and commercialization of our product candidates.
     o IN-LICENSE SELECTED PRODUCTS AND TECHNOLOGIES. We intend to identify and in license products and technologies to complement and expand our portfolio of product candidates.
     o LEVERAGE AND EXPAND OUR EXISTING TECHNOLOGIES TO DEVELOP NEW PRODUCTS. We believe pharmaceuticals and certain other commercial products used on the skin may be formulated using our drug delivery technologies and could have applications in the treatment of other diseases and conditions. We will seek to identify new product candidates by selecting and developing additional pharmaceuticals and skin products that can be combined effectively with our technologies.

OUR DRUG DELIVERY TECHNOLOGIES

     To be effective, drugs must reach an intended site in the body, at an effective concentration, and for an appropriate length of time. Currently, the vast majority of drugs are administered either orally or by injection. However, there are numerous drugs for which these modes of administration are not well suited. For example, oral administration of certain drugs may result in irritation of the gastro-intestinal tract or undesirable rapid first pass metabolism. First pass metabolism, which refers to the chemical breakdown of compounds in the liver and gastro-intestinal tract, can result in a significant reduction in the amount of drug reaching its intended site of activity in the body. In some cases, liver damage may occur due to the toxicities associated with the breakdown of a particular drug. In the case of injectable drugs, administration may be painful and in many cases requires frequent and costly office visits to treat chronic conditions.

     One alternative method of administering drugs is topical delivery. Topical delivery works by either introducing drugs into the skin (dermal delivery) for the treatment of dermatologic or localized conditions and diseases, or through the skin (transdermal delivery) and into the bloodstream for the treatment of systemic conditions and diseases. Topical drug delivery has several advantages. For example, topical drug delivery:

     o helps to avoid inactivation of a drug caused by first pass metabolism in the liver and gastro-intestinal tract;
     o can provide local delivery of appropriate concentrations of a drug to the intended site of action without systemic exposure;

     o    helps avoid gastro-intestinal distress caused by ingesting a drug; and
     o simplifies drug administration to patients who have difficulty swallowing oral dosage forms or who do not wish to endure the discomfort of injections.

SEPA DRUG DELIVERY TECHNOLOGY

     Delivering drug molecules through the skin is challenging. The skin naturally serves as the primary barrier that prevents outside organisms, chemicals and toxins from easily entering the body. Human skin is made up of two layers: the outer layer or epidermis (which includes the stratum corneum) and the inner layer or dermis. The stratum corneum acts as the main barrier to drug delivery. The stratum corneum consists of corneocytes, which are dead, flattened skin cells filled with keratin, and a lipid matrix, which is made up of multi-layered oily molecules that hold the corneocytes together in a sheet.

     Our SEPA drug delivery technology is a family of compounds that can enhance the transport, penetration and controlled delivery of a wide range of drugs through the skin. We have chosen SEPA 0009, a member of the SEPA family, for clinical development. SEPA enhances transdermal drug delivery by temporarily and reversibly disrupting the alignment of the lipid bilayer within the lipid matrix in the stratum corneum. This disruption renders the skin temporarily permeable, allowing a drug to diffuse through the stratum corneum in the epidermis, and then into and through the dermis, where it can enter the bloodstream through the capillaries.

     SEPA possesses the following attributes:

     o REVERSIBLE: The alignment of the lipid bilayer within the lipid matrix in the stratum corneum reverts back to normal after SEPA has diffused through it without causing permanent changes to the skin.
     o RAPIDLY METABOLIZED: The human body rapidly metabolizes SEPA into ethylene glycol and decanoic acid, two metabolites well understood by regulatory agencies.
     o CHEMICALLY NON-REACTIVE: SEPA does not react chemically with most other organic molecules and, as a result, is compatible with a wide range of active pharmaceutical ingredients.
     o VERSATILE: The rate and amount of drug absorbed by the skin or body in a SEPA-based formulation can be controlled by varying the components in the formulation.

     SEPA, when properly combined with active pharmaceutical ingredients, may provide for a variety of convenient and easy-to-apply formulations, including creams, gels, ointments, lacquers and solutions for the treatment of a wide range of systemic and localized conditions. We believe that products incorporating SEPA may allow selected drugs to be administered more effectively and with improved patient compliance compared to alternative methods of drug administration, such as ingestion and injection.

MACRODERM DRUG DELIVERY TECHNOLOGY

     For chemicals that penetrate the skin too readily or that can be toxic if significantly absorbed into the bloodstream, it may be desirable to retard the rate of drug absorption to achieve an optimal delivery profile. For these chemicals, we have developed our second drug delivery technology, called MacroDerm, encompassing a series of low to moderate molecular weight polymers that impede drug penetration through the skin. We believe MacroDerm may have uses in cosmetics, personal care products and selected pharmaceuticals. Potential applications include their formulation with sunscreens, moisturizers and insect repellents to decrease skin penetration and improve persistence on the skin. We have synthesized MacroDerm prototypes and we are seeking strategic partners to evaluate, manufacture and market specific MacroDerm products.

NEW TRANSDERMAL DRUG DELIVERY TECHNOLOGY

     We have also filed a patent application for DermaPass, a new family of enhancers that we believe can be used with a wider variety of active pharmaceutical ingredients than SEPA. We have performed initial laboratory experiments to test the ability of DermaPass to improve transdermal delivery of various active pharmaceutical ingredients.

OUR LEAD PRODUCT CANDIDATE: ECONAIL FOR ONYCHOMYCOSIS

     Onychomycosis, a fungal infection of the nail, is predominantly an infection of the toe nail bed and nail plate underlying the surface of a nail.

Typical symptoms of onychomycosis can include:

     o    nail discoloration;
     o    nail thickening;
     o    cracking and fissuring of the nail plate; and
     o in severe cases, inflammation, pain and secondary infection of the nail bed and adjacent skin.

     According to FITZPATRICK'S DERMATOLOGY IN GENERAL MEDICINE (SIXTH EDITION), onychomycosis is a common disease, the prevalence of which varies by geographic region and ranges from approximately 2% to 18% of the worldwide population, with up to 48% of the population experiencing onychomycosis at least once by age 70. According to an article published in 2000 in the JOURNAL OF THE AMERICAN ACADEMY OF DERMATOLOGY, a large scale study found that the prevalence of onychomycosis in the normal population of North America was approximately 14%.

     CURRENT TREATMENTS AND THEIR SHORTCOMINGS

     Current treatment options for onychomycosis include oral drugs, debridement (filing, trimming and scraping), nail avulsion (surgical or chemical excision of the infected nail plate) and topical drug therapies. There are two oral therapies marketed for the treatment of onychomycosis in the U.S.: Lamisil (terbinafine) and Sporanox (itraconazole). The leading oral treatment, Lamisil, has a complete cure rate of approximately 38%, but also has a 15% relapse rate. Sporanox has a complete cure rate of approximately 14%. Complete cure refers to mycological cure, or simultaneous occurrence of a negative KOH (a potassium hydroxide staining method for direct microscopic examination of nail scrapings) and a negative fungal culture, plus clinical cure, or clearance of all signs of infection. One risk associated with each of the oral treatments, both of which undergo substantial first pass metabolism by the liver, is liver disease. As a result, patients must continually monitor their liver function for signs of failure, including fatigue, anorexia, nausea and/or vomiting, jaundice, dark urine or pale stools. Such monitoring typically requires blood tests and associated office visits, which can impact patient compliance. In the rare case that liver failure occurs, it can result in death or the need for a liver transplant. Mechanical debridement, which is a traditional podiatric approach to onychomycosis that reduces the thickness of the nail, is not a cure for onychomycosis and requires time, specialized instruments and experience. Nail avulsion, which requires surgical or chemical removal of the nail plate causes discomfort and traumatizes the nail bed.

     TOPICAL ADMINISTRATION

     The only topical onychomycosis drug currently marketed in the U.S. is Penlac(R) (ciclopirox), a nail lacquer which has a complete cure rate of less than 10% and requires up to 48 weeks of treatment, including periodic removal of any unattached infected nail by a health care professional.

     THE ECONAIL APPROACH

     Topically delivered lacquer formulations, like EcoNail, have specific advantages over other existing oral treatments because they are applied like nail polish, treat fungal nail infections locally, and facilitate close and extended contact between an antifungal drug and the outer, or dorsal, nail surface. Developers of topical nail lacquers for onychomycosis face two major challenges. First, lacquers with acceptable hardness, durability and drying time tend not to release antifungal drugs from the lacquer matrix readily. Second, most antifungal drugs do not penetrate into the deep, or ventral, nail plate adequately when applied to the outer, or dorsal, nail surface, which results in insufficient antifungal concentrations at the site of infection.

     EcoNail is a topically applied lacquer formulation containing econazole and SEPA for the topical treatment of onychomycosis. Econazole, a topical antifungal agent, effectively inhibits IN VITRO growth of the fungi most commonly implicated in onychomycosis. In contrast to SEPA's action in disrupting the lipid bilayer of the skin, SEPA as used in EcoNail works to soften the lacquer in which econazole is contained, thereby allowing for more rapid and complete release of econazole from the lacquer into and through the nail. A 14-day study of lacquers containing radioactively labeled econazole on human non-diseased cadaver nails demonstrated that EcoNail delivered approximately seven times more econazole to the ventral nail and 200 times more econazole to the nail bed than a similar lacquer without SEPA. In this study, EcoNail delivered to the ventral nail more than 14,000 times the minimum concentration of econazole needed to inhibit the two most common fungi associated with onychomycosis. In addition, we believe that EcoNail, as a locally applied lacquer, will have a reduced risk of systemic side effects compared with oral treatments for onychomycosis.

CLINICAL DEVELOPMENT

     Following our laboratory studies, we conducted a Phase 1 tolerance/human exposure clinical trial of EcoNail in patients with onychomycosis and released six week safety and tolerance data from that trial in November 2004. The trial was a randomized, double-blind, controlled Phase 1 trial conducted at two U.S. clinical sites. Nineteen patients with onychomycosis of the toenails completed the safety-tolerability segment of the study, in which all fingernails and toenails were treated twice daily for six weeks with either EcoNail or a control nail lacquer. The six week safety-tolerability segment was followed by an open-label segment of the trial in which all patients received EcoNail applied once daily to all nails for an additional 12 weeks to extend patient exposure experience.

     The main objectives of this Phase 1 study were to test the safety and local tolerability of EcoNail in patients with onychomycosis and to determine systemic exposure to econazole. In this study, EcoNail was well tolerated, and investigators reported no serious drug-related adverse events. Serum assays showed no detectable levels of econazole, further supporting EcoNail's systemic safety profile. Full data from the 18 week trial were presented in May 2005 at the annual meeting of the Society for Investigative Dermatology.

     In October 2006, we began enrollment in a Phase II study of EcoNail in patients with onychomycosis. We expect to enroll approximately 40 patients in this U.S. multi-center open label trial. Patients participating in the study, which is being conducted under our U.S. Investigational New Drug application filed with the FDA, will receive 48 weeks of treatment and will undergo efficacy assessments using standard criteria of nail appearance and mycology. The study protocol also specifies an interim assessment after all patients complete 24 weeks of treatment. At both the interim and final assessments, we plan to utilize a panel of independent onychomycosis experts to assist with the efficacy evaluations.

OTHER PRODUCT CANDIDATES

OPTERONE FOR HYPOGONADISM

     Hypogonadism is a condition in which the testes produce insufficient amounts of testosterone, a hormone responsible for normal growth and development of the male sex organs and for maintenance of secondary male sex characteristics. Hypogonadism is generally characterized by serum testosterone levels of less than 300 nanograms per deciliter together with one or more of the following signs or symptoms:

     o    low energy levels;
     o    decreased sexual performance;
     o    loss of sex drive;
     o    increased body fat;
     o    loss of muscle mass;
     o    reduced bone density; and
     o    mild depression.

     According to the Endocrine Society, this disorder affects an estimated four to five million men in the United States, approximately 200,000 of whom receive hormone replacement therapy. According to a 2001 article published in THE JOURNAL OF CLINICAL ENDOCRINOLOGY & METABOLISM, the incidence of hypogonadal testosterone levels in U.S. males increases from approximately 20% in men over the age of 60 to approximately 50% in men over the age of 80.

     Diagnosis of testosterone-deficiency often occurs when a patient seeks treatment for other conditions or symptoms. Routine testing of testosterone levels has become a more common part of men's health evaluations by specialists, although testosterone testing is still relatively new among the majority of primary care physicians.

     CURRENT TREATMENTS AND THEIR SHORTCOMINGS

     Currently available treatment options for hypogonadism in the U.S. include testosterone delivered via intramuscular injections, transdermal patches, buccal tablets that are placed between the cheek and gum, and topical gels. Each of these treatments, however, has certain disadvantages. Intramuscular injections are often painful, require a medical office visit, and cause rapid increases in circulating testosterone to supraphysiological levels within days of administration, followed by rapid decreases. Patients often report severe acne, unwanted hair growth, and increased aggression shortly after a testosterone injection. Testosterone patches may be inconvenient to apply, can cause severe skin irritation and require frequent rotation of the application site to avoid skin lesions. The resulting discomfort can potentially reduce patient compliance with the treatment. Buccal tablets, which must be applied twice daily between the cheek and gum, can become displaced or swallowed and can cause taste perversion and gum irritation. Topical gels, while more convenient to use than other treatments, can require application of a large volume of product to the patient's body, often drip during application or run when applied to the skin and can produce an oily feel on the skin.

     THE OPTERONE APPROACH

     Opterone is our topically applied cream formulation of 1% testosterone and SEPA. To the best of our knowledge, Opterone is the first and only clinical development stage testosterone cream in the U.S. In both laboratory and clinical settings, we demonstrated that SEPA enhances the absorption of testosterone through the skin. IN VITRO studies using human cadaver skin showed that our enhanced cream formulation delivered two to three times more testosterone transdermally over a 24-hour period when compared to equivalent doses of the currently marketed gel products. These IN VITRO studies also suggested that our enhanced cream formulation may deliver comparable amounts of testosterone in smaller dose volumes than currently marketed gel products. In addition, we believe that the creamy texture and consistency, the non-oily feel and the other physical attributes of Opterone cream will provide a more cosmetically pleasing application than available gel treatments.

     CLINICAL DEVELOPMENT

     In August of 2004, we announced the top-line results of a pharmacokinetics study of Opterone. The trial was designed to study the pharmacokinetics of testosterone following administration of Opterone to hypogonadal adult males. Thirty-two patients were randomized to receive one of three dose volumes of Opterone, with all patients completing the assigned dosing regimen. In this study, Opterone delivered testosterone into the bloodstream within the first few hours of application and also provided a more sustained delivery of testosterone over 24 hours compared to our prior gel formulation. We also observed that Opterone was generally well tolerated with no patients dropping out of the study due to adverse events. Local application site symptoms, when observed, were mild to moderate and transient. Full data from the study were presented in June 2005 at the 8th International Congress of Andrology in Seoul, Korea. The results of this dose proportionality study guided the design of a bioavailability study, the next step in the clinical development plan.

     In December 2004, we initiated a bioavailability study of Opterone.
Results from this trial were announced in May 2005. In the study, patients receiving a 2.5 gram dose of Opterone applied to the upper arms and shoulders, half the amount of the recommended starting dose of currently marketed gel products, reached the natural physiologic range of testosterone levels over a 24-hour period. Within the trial, the treatment group receiving 2.5 grams of Opterone applied to the upper arms and shoulders reached an average maximum circulating total testosterone level of 577 ng/dL, while the three treatment groups in the study ranged from 408 to 577 ng/dL. Typical circulating total testosterone levels range from 300 to 1000 ng/dL. Opterone was well tolerated in the trial with only mild adverse events, the most common being headache and mild application site reaction.

     On December 5, 2005, we received a response from the Division of Reproductive and Urologic Products at the FDA to questions posed by us regarding the proposed Phase 3 clinical program for Opterone. In the response, the FDA reiterated its concerns regarding the skin irritation potential of SEPA related to pre-clinical studies of SEPA, including without limitation, a 26-week transgenic-mouse (Tg.AC) carcinogenicity study of SEPA. To address these concerns as well as other issues related to Opterone's safety and efficacy program, the FDA requested that we conduct additional investigation into multiple dose safety and pharmacokinetics before beginning any eventual Phase 3 study. The FDA also requested that we revise our proposed Phase 3 protocol to include additional patients and to extend patient exposure and safety follow-up. The additional investigation and Phase 3 revisions will increase the time and expense associated with the development of Opterone. Accordingly, the next step in the development process for Opterone is a Phase 2 trial. We are seeking a partner to advance development of this product candidate. We may elect not to develop Opterone further if we cannot find a partner.

EARLIER STAGE PRODUCT CANDIDATES

     We have also tested a number of formulations containing our proprietary drug delivery technologies combined with various active pharmaceutical ingredients. As we continue to build our product candidate portfolio, we review our pre-clinical-stage product opportunities to identify those that show sufficient promise to be advanced into clinical development. We evaluate each new product candidate on its potential for success based on both scientific and commercialization criteria. These criteria include:

     o technical feasibility (formulation, product stability and laboratory results);
     o likelihood of laboratory results translating into a meaningful clinical benefit;
     o expected clinical studies needed and the regulatory pathway required to obtain marketing approval;
     o determination of the product candidate's expected competitive advantage in the marketplace;
     o    duration of development timeline leading to commercialization;
     o financial investment needed for development and availability of necessary financial resources; and
     o    expected sales and profitability.

COMPETITION

     We compete with a number of companies, many of which are large, multi-national organizations with worldwide distribution. We believe that our major competitors in the drug delivery sector of the health care industry include Bentley Pharmaceuticals, Inc., Biosante Pharmaceuticals, Inc., NexMed, Inc., Connetics Corporation, Antares Pharma, Inc. and Barrier Therapeutics, Inc. Established competitors in the therapeutic areas that our clinical stage product candidates seek to address include, with respect to onychomycosis, Novartis AG, Johnson & Johnson and Sanofi Aventis (Dermik Laboratories), and with respect to male hypogonadism, Solvay Pharmaceuticals, Inc., Auxilium Pharmaceuticals, Inc., Watson Pharmaceuticals, Inc. and Columbia Laboratories, Inc. Compared with us, these companies have or may have substantially greater capital resources, research and development and technical staff, facilities and experience in obtaining regulatory approvals, as well as in manufacturing, marketing and distribution of products.

     With respect to onychomycosis, Novartis AG and Johnson & Johnson each offer an orally administered antifungal therapy and Sanofi Aventis (Dermik Laboratories) offers a topical nail lacquer therapy for treating fungal infections of the nail. A number of other companies, including Nexmed, Inc./Novartis AG, Schering-Plough/Anacor Pharmaceuticals, Inc. and Ivrea/MediQuest Therapeutics, Inc., are also developing topical therapies for these infections.

     With respect to male hypogonadism, Solvay Pharmaceuticals, Inc. and Auxilium Pharmaceuticals, Inc. each offer a topically administered testosterone gel, Watson Pharmaceuticals, Inc. offers a testosterone patch, and Columbia Laboratories, Inc. offers a testosterone buccal film product. A number of other companies are also developing topical testosterone products.

     We expect any products approved for sale to compete primarily on the basis of efficacy, safety, patient compliance, reliability, convenience, price and patent position. Generally, the first pharmaceutical product to reach the market in a therapeutic or preventive area often has a significant commercial advantage compared with later entrants to the market. Our competitive position will also depend on our ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, implement production and marketing plans, obtain patent protection and secure adequate capital resources.

GOVERNMENT REGULATION

     The production and marketing of our drug delivery systems and pharmaceutical products are subject to regulation for safety, efficacy and quality by numerous federal, state and local agencies and comparable agencies in foreign countries.

     In the United States, the Federal Food, Drug and Cosmetics Act, the Public Health Service Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of our proposed products and technologies.

     Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions including recalls and criminal prosecutions based on violation of statutory requirements by products, promotional practices, clinical practices or manufacturing practices. In addition, administrative remedies can involve voluntary recalls or cessation of sale of products, administrative detention, public notice, voluntary changes in labeling, manufacturing or promotional practices, as well as refusal of the government to approve New Drug Applications (NDAs). The FDA also has the authority to withdraw approval of drugs in accordance with statutory procedures.

     The FDA approval procedure involves completion of certain pre-clinical and manufacturing/stability studies and the submission of the results of these studies to the FDA in an Investigational New Drug (IND) application in support of performing clinical trials. IND allowance is then followed by performance of human clinical trials, and additional pre-clinical and manufacturing quality control studies, supporting safety, efficacy and manufacturing quality control. The safety, chemistry, manufacturing and stability and clinical studies developed under the IND are generally compiled into an NDA or Abbreviated New Drug Application (ANDA) and submitted to the FDA for approval to market.

     Pre-clinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. Human clinical trials are typically conducted in three sequential phases, but the phases may overlap. Phase 1 trials typically consist of testing of the product in a small number of normal volunteers primarily for safety. In Phase 2, in addition to safety, the efficacy of the product is typically evaluated in a small patient population. Phase 3 trials typically involve multicenter testing for safety and clinical efficacy in an expanded population of patients at geographically dispersed test sites. A clinical plan, or "protocol," accompanied by the identification of the institutions participating in the trials, must be submitted to the FDA prior to commencement of each clinical trial. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time if adverse events that endanger patients in the trials are observed. In addition, the FDA may request Phase 4 clinical trials, to be performed after marketing approval, to resolve any lingering questions.

     A 30-day waiting period after the filing of each IND application is required by the FDA prior to the commencement of clinical testing in human subjects. If the FDA does not comment on or question the IND application within 30 days, initial clinical studies may begin. However, any FDA comments or questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In some instances, this process can result in substantial delay and expense.

     The results of the pre-clinical and clinical studies on new drugs are submitted to the FDA in the form of NDAs for approval to commence commercial sales. Following extensive review, the FDA may grant marketing approval, require additional testing or information, or deny the application. All products must continue to comply with all FDA requirements and the conditions in an approved application, including product specifications, manufacturing process and labeling requirements. Failure to comply, or the occurrence of unanticipated adverse events during commercial marketing, could lead to the need for labeling changes, product recall, seizure, injunctions against distribution or other FDA-initiated action, which could delay further marketing until the products are brought into compliance.

     In certain cases, an ANDA may be filed in lieu of filing an NDA. An ANDA relies on bioequivalency tests that compare the applicant's drug with an already approved reference drug, rather than on clinical trials. For example, an ANDA may be available for a new topical formulation of a drug which has already been approved by the FDA in other topical dosage forms.

     The NDA itself is a complicated and detailed document and must include the results of extensive animal, clinical and other testing, the cost of which is substantial. Although the FDA is required to review applications within 180 days of filing, in the process of reviewing applications the FDA frequently requests that additional information be submitted and restarts the 180-day regulatory review period when the requested additional information is submitted. The effect of such requests and subsequent submissions can significantly extend the time for the NDA review process. Until an NDA is actually approved, no assurance can be given that the information requested and submitted will be considered adequate by the FDA to justify approval.

     In addition, packaging and labeling of our proposed products are subject to FDA regulation. We must get FDA approval for all labeling and packaging prior to marketing of a regulated product.

     Whether or not FDA approval has been obtained, approval of a product by a comparable regulatory authority must be obtained in most foreign countries before marketing of the product in that country. The approval procedure varies from country to country and may involve additional testing, and the time required may differ from that required for FDA approval. Although some procedures for unified filings exist for certain European countries, in general each country has its own procedure and requirements, many of which are time consuming and expensive. Thus, substantial delays in obtaining required approvals from foreign regulatory authorities can result after the relevant applications are filed. After such approvals are obtained, further delays may be encountered before the products become commercially available. Moreover, differing reimbursement regulations in various foreign countries may affect pricing of our drug candidates.

     We cannot guarantee that any required FDA or other governmental approval will be granted or, if granted, will not be withdrawn. Governmental regulation may prevent or substantially delay the marketing of our proposed products, cause us to undertake costly procedures and furnish a competitive advantage to the more substantially capitalized companies with which we plan to compete. In addition, we cannot predict the extent of potentially adverse government regulations that may arise from future administrative action or legislation.

RESEARCH AND DEVELOPMENT

     In August 2005, at the direction of our board of directors, we discontinued all research and development activities and terminated substantially all of our non-management personnel. Following this staff reduction, in order to conduct research and development activities, including stability studies, tests of our unique formulations and the design of manufacturing processes for our drug delivery technologies, we have contracted and will continue to contract with third parties to perform this work. We believe that there are numerous third party contractors who would be able to perform such research and development activities.

     Prior to the staff reduction in August 2005, we conducted our research and development activities through our own staff and facilities, and also through collaborative arrangements with universities, contract research organizations and independent consultants. Research and developmental expenditures were $4,221,039, $2,291,721 and $679,759 during the years ended December 31, 2004,
2005 and 2006, respectively. We also rely upon third parties to conduct clinical studies and to obtain FDA and other regulatory approvals.

PATENTS, TRADEMARKS AND LICENSE RIGHTS

     Our composition of matter patent on the SEPA family of compounds expired in November 2006. We own five composition of matter and use patents, with expiration dates ranging from 2015 to 2019, for the combination of SEPA with numerous existing classes of drugs, including antifungals and human sex hormones. The patent for SEPA combined with antifungals covers the combination of SEPA and econazole in EcoNail, and the patent for SEPA combined with human sex hormones covers the combination of SEPA and testosterone in Opterone.

     With respect to our MacroDerm technology, we have three U.S. patents covering the chemical composition and use of the MacroDerm polymers, which expire in 2015.

     We intend to seek other composition of matter and use patents regarding various formulations based on our drug delivery technologies and for new technologies. In 2006, we did not file any new U.S. patent applications.

     In addition to the patent activity, we have trademarks for the marks SEPA and Opterone. We also have pending trademark applications for the marks MacroDerm and EcoNail.

     We believe that patent protection of our technologies, processes and products is important to our future operations. The success of our proposed products may depend, in part, upon our ability to obtain patent and trademark protection. We intend to enforce our patent position and intellectual property rights vigorously. The cost of enforcing our patent rights in lawsuits, if necessary, may be significant and could interfere with our operations.

EMPLOYEES

     As of December 31, 2006, we had five full time employees and one part-time employee, none of whom are dedicated to research and development and regulatory affairs. Effective as of March 15, 2007, Glenn E. Deegan resigned his position as our Vice President and General Counsel and Secretary. None of our employees are covered by a collective bargaining agreement, and we consider relations with our employees to be good.

MANUFACTURING

     In order to manufacture our product candidates for clinical trials and for commercial distribution following FDA approval, we will need to contract with a third party manufacturer to produce the product. We believe that there are numerous third party manufacturers who would be able to manufacture our product candidates for clinical trial purposes and on a commercial scale.

PROPERTIES.

     We currently occupy approximately 4,000 square feet of office space under a sublease which terminates in January, 2008. This space is located within one floor of a three story building in Wellesley Hills, Massachusetts. We believe that this facility is adequate to meet our current requirements, and we are evaluating our future facility requirements. We also believe that suitable alternative locations are readily available.

LEGAL PROCEEDINGS.

     We are not currently engaged in any material legal proceedings.

                                   MANAGEMENT

DIRECTORS

     The names, ages and positions of our directors and executive officers are as follows:
      NAME                       AGE               POSITION WITH MACROCHEM
--------------------------------------------------------------------------------
John L. Zabriskie, Ph.D.          67        Chairman of the Board of Directors
Robert J. DeLuccia                61        President, Chief Executive Officer
                                            and Vice Chairman of the Board of
                                            Directors
Howard S. Fischer                 44        Director
Michael A. Davis, M.D., Sc.D.     65        Director
Jeffrey B. Davis                  43        Director
Paul S. Echenberg                 63        Director
Peter G. Martin                   58        Director

BACKGROUND

         The following is a brief summary of the background of each Director of the Company:

     JOHN L. ZABRISKIE, PH.D., has served as a Director of MacroChem since 2000 and was elected Chairman of the Board of Directors in 2001. Since 2001, he has been a co-founder and Director of PureTech Ventures, LLC. From 1997 to 2000, he was Chairman, President and Chief Executive Officer of NEN Life Science Products, which was sold to Perkin Elmer. In 1994, Dr. Zabriskie became Chairman, President and Chief Executive Officer of Upjohn; he was responsible for Upjohn's merger with Pharmacia, and became Chief Executive Officer of the merged company. Before his appointment at Upjohn, he spent nearly 30 years with Merck & Company, rising to Executive Vice President and President of Merck Manufacturing Division. He is a member of the Board of Directors of PureTech Ventures, LLC (since 2000), ARCA Discovery, Protein Forest, Harlan, Cellicon and the following publicly traded companies: Array Biopharma (since 2001) and Kellogg Company (since 1995). Dr. Zabriskie received a B.S. in chemistry from Dartmouth College and a Ph.D. in organic chemistry from the University of Rochester.

     ROBERT J. DELUCCIA has served as our President and Chief Executive Officer and Vice Chairman of the Board of Directors since June 2003 and as a Director since 2000. From 1998 to 1999, Mr. DeLuccia served as President and Chief Executive Officer of Immunomedics, Inc., a Nasdaq-listed biopharmaceutical company focused on the development and commercialization of antibody diagnostic imaging and therapeutic products for cancer and infectious diseases. Prior to Immunomedics, he was President of Sterling Winthrop Pharmaceuticals, the U.S. subsidiary of Sanofi (now Sanofi-Aventis). Mr. DeLuccia began his career as a pharmaceutical sales representative for Pfizer and progressed to Vice President Marketing and Sales Operations for Pfizer's Roerig Division. He is also a member of the board of directors of IBEX Technologies, a publicly traded (TSX) pharmaceutical company specializing in the development of biological markers for diagnosis, monitoring and treatment of cancer and arthritis, and TOPIGEN Pharmaceuticals, Inc., a privately held biopharmaceutical company and developer of anti-inflammatory respiratory products. Mr. DeLuccia holds both a B.S. and an M.B.A. in marketing from Iona College.

     HOWARD S. FISCHER has served as a Director of MacroChem since 2005. Since December 2005, Mr. Fischer has been a Managing Director of SCO Securities LLC. Prior to that, from January 2005 to September 2005 he was an investment manager and research analyst for Silverback Asset Management's life sciences fund. From

2001 to 2004, he was President of an independent healthcare advisory business, providing consulting services to a number of venture capital firms and their portfolio companies, private equity groups and public and private corporations; in addition, he served as a valuation expert in arbitration proceedings. From 1997 to 2001 Mr. Fischer was Executive Director at UBS/PaineWebber Global Healthcare Investment Banking and a Director at Prudential Securities Healthcare Investment Banking. He began his investment banking career at Furman Selz LLC in 1986. Mr. Fischer was initially elected to the Board of Directors as the designee of SCO Capital Partners LLC, who purchased three hundred shares of our Series C Cumulative Convertible Preferred Stock in a private placement closing in December 2005 and February 2006. SCO Capital Partners LLC has the right to designate two individuals to serve on our board of directors for as long as at least 20% of the shares of Series C Preferred Stock issued in that private placement remain outstanding. Mr. Fischer holds an MBA from the University of Chicago's Graduate School of Business and a BS degree from the Wharton School, University of Pennsylvania.

     MICHAEL A. DAVIS, M.D., SC.D., has served as a Director of MacroChem since 1997 and provided medical and pharmaceutical consulting services to MacroChem from 1991 to 2003. He currently is Medical Director of E-Z-EM, Inc., a public company engaged in supplying oral radiographic contrast media and medical devices. Dr. Davis served as a Director of E-Z-EM from 1995 to 2004 and currently holds the designation of Director Emeritus. In November of 2004 he was elected a Director and Chairman of the Executive Committee of OmniCorder Technologies, Inc. (renamed Advanced BioPhotonics, Inc.), a public company engaged in infrared imaging of perfusion. In January 2006, he was appointed Research Professor of Radiology at SUNY/Stony Brook. From 1980 to 2002, Dr. Davis was Professor of Radiology and Nuclear Medicine and Director of the Division of Radiologic Research at the University of Massachusetts Medical School. From 1986 to 2002, he was Affiliate Professor of Biomedical Engineering at Worcester Polytechnic Institute. From 1982 to 1997, Dr. Davis was Adjunct Professor of Surgery at Tufts University School of Veterinary Medicine. In addition, from February to November 1999 he was President and Chief Executive Officer of Amerimmune Pharmaceuticals, Inc., a public company, and its wholly owned subsidiary, Amerimmune Inc., which is engaged in developing drugs relating to the immune system. From February 1999 to March 2003, Dr. Davis served as a Director of both Amerimmune Pharmaceuticals, Inc. and Amerimmune Inc. Dr. Davis received a B.S. and M.S. from Worcester Polytechnic Institute, an S.M. and Sc.D. from the Harvard School of Public Health, an M.B.A. from Northeastern University and an M.D. from the University of Massachusetts Medical School.

     JEFFREY B. DAVIS has served as a Director of MacroChem since 2005. Since 1997, Mr. Davis has been President of SCO Securities LLC. Prior to joining SCO Securities LLC, from 1995 to 1997, Mr. Davis served as Senior Vice President and Chief Financial Officer of HemaSure, Inc., a publicly traded development stage healthcare technology company. From 1990 to 1995, he was Vice President, Corporate Finance, at Deutsche Morgan Grenfell, both in the U.S. and Europe. Prior to that, he served in senior marketing and product management positions at AT&T Bell Laboratories, where he was also a member of the technical staff, and he was involved in marketing and product management at Philips Medical Systems North America. Mr. Davis served previously on the Board of Bioenvision, Inc. (Nasdaq: BIVN) and currently is a member of the Board of Directors of Access Pharmaceuticals, Inc. (OTC:ACCP) and Virium Pharmaceuticals, Inc. a private biotechnology company. Mr. Davis was initially elected to the Board of Directors as the designee of SCO Capital Partners LLC, who purchased three hundred shares of our Series C Cumulative Convertible Preferred Stock in a private placement closing in December 2005 and February 2006. SCO Capital Partners LLC has the right to designate two individuals to serve on our board of directors for as long as at least 20% of the shares of Series C Preferred Stock issued in that private placement remain outstanding. Mr. Davis holds a B.S. in biomedical engineering from Boston University and an M.B.A. degree from The Wharton School, University of Pennsylvania.

     PAUL S. ECHENBERG has served as a Director of MacroChem since 2000. Since 1997, he has been the President and Chief Executive Officer of Schroders & Associates Canada, Inc. and a Director of Schroder Ventures Limited. These firms provide merchant banking advisory services to a number of Canadian buy-out funds. He is a Director of the following publicly traded companies: E-Z-EM, Inc., AngioDynamics, Inc., Benvest Newlook Income Trust and Benvest Capital Inc., a merchant bank that he co-founded. From 1989 to the present, Mr. Echenberg has also served as President of Eckvest Equity, Inc., a private merchant bank providing consulting and personal investment services that he founded. Mr. Echenberg is also on the Board of Lallemand, Inc. MED-ENG Systems, Inc. and A.P. Plasman, Inc., all private companies. From 1970 to 1989, he was President and Chief Executive Officer of Twinpak, Inc., a manufacturer of plastic packaging, and from 1982 to 1989 he was Executive Vice President of CB Pak, Inc., a publicly traded plastic, glass and packaging company. Mr. Echenberg received a B.Sc. from McGill University and an M.B.A. from Harvard Business School.

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

     PETER G. MARTIN has served as a Director of MacroChem since 1995. Since 1990, Mr. Martin has been an independent investment banker and venture capitalist and currently an advisor to Enzo Biochem. Prior to 1990, he was a commercial banker. Mr. Martin was initially elected to the Board of Directors as the designee of David Russell, who privately purchased one million shares of our Common Stock in 1995. Mr. Russell is no longer entitled to designate a Director of MacroChem. Mr. Martin received a B.A. and J.D. from Fordham University and an M.B.A. from Columbia University.

     The following is a brief summary of Mark J. Alvino, a nominee for election as a Director at our 2007 annual meeting of shareholders scheduled for May 10, 2007:

     MARK J. ALVINO has not previously served as a Director of MacroChem. He is currently up for election at our 2007 Annual Meeting of the Shareholders to be held on May 10, 2007. Since 2002, he has served as Managing Director at SCO Financial Group LLC ("SCO"). Prior to joining SCO, from 2000 to 2002, Mr. Alvino served as Senior Vice President of Feinstein Kean Healthcare ("FKH"), an Ogilvy Public Relations Worldwide Company. Prior to working at FKH, from 1996 to 2000 Mr. Alvino served as Vice President of Investor Relations and managed the New York Office of Allen & Caron, Inc., an investor relations agency. Earlier in his career, Mr. Alvino also spent several years working with Wall Street brokerages including Ladenburg, Thallmann & Co. and Martin Simpson & Co. Mr. Alvino is currently a member of the board of directors of Access Pharmaceuticals, Inc. (OTC:ACCP), a publicly traded company. Mr. Alvino has been designated to serve on the Board of Directors by SCO Capital Partners LLC, who purchased three hundred shares of our Series C Cumulative Convertible Preferred Stock in a private placement closing in December 2005 and February 2006. SCO Capital Partners LLC has the right to designate two individuals to serve on our board of directors for as long as at least 20% of the shares of Series C Preferred Stock issued in that private placement remain outstanding. Mr. Alvino received a B.B.A in Economics and Public Policy from The George Washington University.

DIRECTOR INDEPENDENCE

     The Board of Directors believes that a majority of the Board members should be independent directors as defined in National Association of Securities Dealers Marketplace Rule 4200(a)(15) and as required by the established criteria of the SEC. The Board of Directors also believes that it is appropriate for one or more members of our management, including our Chief Executive Officer, to serve as director. The Board of Directors has determined that Dr. Zabriskie, Dr. Davis, Mr. Davis, Mr. Echenberg, Mr. Martin and Mr. Fischer are, and if elected Mr. Alvino will be, each independent directors as defined in National Association of Securities Dealers Marketplace Rule 4200(a)(15) and as required by the established criteria of the SEC.

COMMITTEES OF THE BOARD OF DIRECTORS

     There are three standing committees of the Board of Directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

AUDIT COMMITTEE

     Mr. Martin (Chairman), Dr. Davis and Mr. Echenberg serve as members of the Audit Committee, which was established to assist the Board of Directors by (i) reviewing our financial results and recommending the selection of our independent registered public accounting firm; (ii) reviewing the effectiveness, quality and integrity of our accounting policies and practices, financial reporting and internal controls; and (iii) reviewing the scope of the audit, the fees charged by the independent registered public accounting firm and any transactions which may involve a potential conflict of interest. The Board of Directors has determined that Mr. Echenberg is the "audit committee financial expert." Each member of the Audit Committee is an independent director as defined in National Association of Securities Dealers Marketplace Rule 4200(a)(15) and as required by the established criteria of the SEC. The Audit Committee met six (6) times during 2006. A copy of the Audit Committee Charter is attached as Appendix A to our Proxy Statement filed with the SEC on April 10, 2007.

COMPENSATION COMMITTEE

     Dr. Davis (Chairman), Mr. Davis and Dr. Zabriskie serve on the Company's Compensation Committee, each of whom is an "independent director" defined in National Association of Securities Dealers Marketplace Rule 4200(a)(15) and as required by the established criteria of the SEC. The Compensation Committee was established for the purposes of (i) determining the compensation of the Company's executive officers, (ii) making awards under the Company's stock option plans, and (iii) making recommendations to the Board of Directors with regard to the adoption of new employee benefit plans. The

Compensation Committee met five (5) times during 2006. A copy of the Compensation Committee Charter is attached as Appendix B to our Proxy Statement filed with the SEC on April 10, 2007.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

     Mr. Echenberg (Chairman), Dr. Zabriskie, Dr. Davis and Mr. Martin serve on the Nominating and Corporate Governance Committee, each of whom is an independent director as defined in National Association of Securities Dealers Marketplace Rule 4200(a)(15) and as required by the established criteria of the SEC. The Nominating and Corporate Governance Committee was established on May 6, 2004, and its charter is available on the Company's website at WWW.MACROCHEM.COM. Prior to the formation of the Nominating and Corporate Governance Committee, its functions were carried out by the independent directors of the Board. The purposes of the Nominating and Corporate Governance Committee are (i) to identify individuals qualified to become members of the Board, (ii) to select, or to recommend that the Board select, the director nominees for the next annual meeting of shareholders and (iii) to develop and recommend to the Board a set of corporate governance principles applicable to the Company. The Company does not currently pay any third party a fee to assist in the process of identifying and evaluating candidates for director. The Company has not received any nominees for director from a stockholder or stockholder group that beneficially owns more than 5% of the Company's common stock. SCO Capital Partners LLC, a stockholder that beneficially owns more than 5% of the Company's Series C Preferred Stock, has the right, pursuant to the amended and restated securities purchase agreement entered into in connection with the private placement of our Series C Preferred Stock that closed in December 2005 and February 2006, to designate two individuals to serve on our board of directors for as long as at least 20% of the shares of Series C Preferred Stock issued in that private placement remain outstanding. For 2007, SCO Capital Partners LLC has designated Jeffrey B. Davis and Mark J. Alvino. The Nominating and Corporate Governance Committee conducted their activities during one (1) meeting of the full Board.

     The Company's Nominating and Corporate Governance Committee may consider nominees for director of the Company submitted in writing to the Chairman of the Committee, which are submitted by executive officers of the Company, current directors of the Company, search firms engaged by the Committee, and by others in its discretion and, in the circumstances provided below, shall consider nominees for director proposed by a stockholder. Information with respect to the proposed nominee shall have been provided in writing by the stockholder to the Company's Secretary at MacroChem Corporation, 40 Washington Street, Suite 220, Wellesley Hills, MA 02481, not less than 60 nor more than 90 days prior to the anniversary date of the prior year's annual meeting, provided that if the current year's annual meeting is not scheduled within 30 days of the anniversary date of the prior year's annual meeting, notice from a stockholder shall be considered timely if it is provided not later than the tenth day following which the notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. The information shall include the name of the nominee, and information with respect to the nominee as would be required under the rules and regulations of the Securities and Exchange Commission to be included in the Company's Proxy Statement if the proposed nominee were to be included therein. In addition, the stockholder's notice shall also include the class and number of shares the stockholder owns, a description of all arrangements and understandings between the stockholder and the proposed nominee, a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person named in its notice, a representation as to whether the stockholder intends to deliver a proxy statement to or solicit proxies from shareholders of the Company and information with respect to the stockholder as would be required under the rules and regulations of the Securities and Exchange Commission to be included in the Company's Proxy Statement.

     The Nominating and Corporate Governance Committee generally identifies potential candidates for director by seeking referrals from the Company's management and members of the Board of Directors and their various business contacts. Candidates are evaluated based upon factors such as independence, knowledge, judgment, integrity, character, leadership, skills, education, experience, financial literacy, standing in the community and ability to foster a diversity of backgrounds and views and to complement the Board's existing strengths. There are no differences in the manner in which the Committee will evaluate nominees for director based on whether the nominee is recommended by a stockholder.

EXECUTIVE OFFICERS

     The executive officers of the Company, their ages and their positions with the Company as of December 31, 2006 are as follows:

      NAME                 AGE               POSITION WITH MACROCHEM
--------------------------------------------------------------------------------
Robert J. DeLuccia         61        President, Chief Executive Officer and Vice
                                     Chairman of the Board of Directors
Glenn E. Deegan (1)        40        Vice President and General Counsel
Bernard R. Patriacca       62        Vice President, Chief Financial Officer
                                     and Treasurer
--------------------------------------------------------------------------------
(1) Mr. Deegan resigned as Vice President, General Counsel and Secretary effective March 15, 2007.

     The following is a brief summary of the backgrounds of Mr. Deegan and Mr. Patriacca. The background of our other executive officer, Mr. DeLuccia, is summarized above.

     GLENN E. DEEGAN, ESQ., served as our Vice President, General Counsel and Secretary from July 2003 until March 2007. From June 2001 until July 2003, Mr. Deegan served as our Director of Legal Affairs and as General Counsel and Secretary. Prior to joining MacroChem, he served as Assistant General Counsel of Summit Technology, Inc. from 1999 to 2001. Earlier in his career, Mr. Deegan was engaged in the private practice of law in Boston at Holland & Knight LLP from 1997 to 1999 and at Nutter, McClennen & Fish, LLP from 1993 to 1997. Mr. Deegan also served as law clerk to the Honorable Francis J. Boyle in the United States District Court for the District of Rhode Island from 1992 to 1993. Mr. Deegan holds a B.S. from Providence College and a J.D. from Boston College.

     BERNARD R. PATRIACCA, C.P.A., has served as our Vice President, Chief Financial Officer and Treasurer since April 2001. From 1997 to 2001, he served as Vice President and Controller of Summit Technology, Inc. From 1994 to 1997, he served as Vice President of Errands Etc., Inc., a privately held homeowners' personal service company. From 1991 to 1994, Mr. Patriacca held senior financial management positions at several privately held consumer services companies. From 1973 to 1991, he was employed in various capacities at Dunkin Donuts, Inc., including Chief Financial Officer and Director. Mr. Patriacca received an M.B.A. and a B.S. from Northeastern University.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by that law.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW OF COMPENSATION PROGRAM

     The Compensation Committee, which consists of three independent directors, is responsible for determining the compensation of the Company's executive officers, making awards under the Company's stock option plans and making recommendations to the Board of Directors with regard to the adoption of new employee benefit plans. The Compensation Committee reviews the proposals of the Chief Executive Officer concerning executive compensation for other executive officers and makes a final determination or recommendation concerning the scope and nature of compensation arrangements. The action or recommendation of the Committee is reported to the Company's entire Board of Directors.

COMPENSATION PHILOSOPHY AND OBJECTIVES

     The Compensation Committee believes that compensation of our executive officers should encourage creation of stockholder value and achievement of strategic corporate objectives and allow us to attract, retain and motivate superior executives and to compensate these executives in a manner that both recognizes their individual performance and aligns their interests with the interests of MacroChem's stockholders. To that end, the Compensation Committee believes that executive compensation should include a mix of both cash and equity-based compensation that is competitive with companies in the specialty pharmaceutical industry, taking into account relative company size and performance as well as individual responsibilities and performance.

     The Committee's decisions and activities during 2006 were guided, to a significant extent, by the Company's financial condition and outlook during the year. Accordingly, given the Company's lack of financial resources during 2006, the conservation of cash resources was a priority for the Committee.

 COMPENSATION COMPONENTS

     BASE SALARY. In general, in determining base salaries for executives the Compensation Committee takes into account (i) the executive's individual performance and contribution to the management team; (ii) the performance of MacroChem over the evaluation period by reference to corporate objectives jointly formulated by the Chief Executive Officer and the officers; and (iii) base salaries of executives in comparable positions in comparable companies. In setting base salary, the Committee also takes into account all components of an executive officer's compensation package. In determining base salary, the Committee reviews the foregoing factors as they relate to each executive individually and applies each factor subjectively, without reference to specific criteria. The Committee does not weigh any one factor more or less heavily than any other and considers the input of the Chief Executive Officer and, as necessary, outside experts in reaching its determinations.

     ANNUAL BONUS. Our compensation program includes eligibility for an annual performance-based cash bonus to executive officers. The amount of the cash bonus depends on the level of achievement of corporate and individual objectives. Annual performance bonuses are set at the discretion of the Board. Pursuant to his employment agreement, our chief executive officer has a target annual performance bonus of 40% of his base salary.

     During 2006, we awarded our chief executive officer a special payment of $50,000 in recognition of his efforts to secure needed financing and restructuring of the Company. Given the Company's lack of financial resources during 2006, none of our remaining executive officers were granted annual performance bonuses.

LONG-TERM INCENTIVES

     STOCK OPTIONS. The Compensation Committee views grants of stock options as a major component of an executive's compensation, believing that the grant of options aligns the interests of the executives with the interests of the stockholders by providing a direct correlation between an increase in the value of MacroChem's stock and executive compensation and that this method of compensation allows MacroChem to conserve cash resources and retain key personnel.

     In determining the size of a stock option award for an individual executive officer, the Committee considers the same factors used for determining base salary and applies each factor subjectively, without reference to specific criteria. The Committee does not weigh any one factor more or less heavily than any other and considers the input of the Chief Executive Officer and, as necessary, outside experts, in reaching its determinations. The size of previous option grants is not an important factor in determining current awards. Options granted are exercisable at the market price on the date of the grant.

     RESTRICTED STOCK AWARDS. The Compensation Committee may make grants of restricted stock to executive officers to provide additional long-term incentive to build stockholder value. Restricted stock awards are made in anticipation of contributions that will create value in the company and are subject to certain vesting and other restrictions.

     In 2006, we awarded our chief executive officer a restricted stock grant which vests when our common stock trades at or above $4.00 per share for thirty consecutive trading days.

TRANSITION AGREEMENTS

     In addition to base salary and long-term incentive awards, a portion of the compensation paid to our executive officers during 2006 was paid pursuant to transition agreements. Because of insufficient capital resources, in August 2005, the Company discontinued its research and development activities and terminated substantially all its non-management personnel. In addition, in September 2005, the Company entered into transition agreements with each of its executive officers to assure their availability to the Company during a period of uncertainty and to reduce possible termination pay liability to these officers. These agreements terminated the then existing employment and severance agreements with each of the executive officers. Because of improved prospects for funding, the Company thereafter entered into amendments to the transition agreements with Messrs. DeLuccia, Patriacca and Deegan, which provided that each would remain employed by the Company until February, 2006 at a rate of pay equal to one-half the base salary in effect for each executive prior to August 31, 2005. These transition agreements expired in February 2006, at which point we entered into employment agreements with our executive officers as described below.

SUMMARY COMPENSATION TABLE

     The following table summarizes all compensation for all services rendered in all capacities to us during the fiscal year ended December 31, 2006 by each person who served as our CEO, CFO and by our other executive officers, whose total salary and bonus exceeded $100,000. We refer collectively to these individuals as the named executive officers.

                                                                                            NON-EQUITY
                                                                                           INCENTIVE PLAN   ALL OTHER     TOTAL
                                        SALARY     BONUS   STOCK AWARDS   OPTION AWARDS     COMPENSATION  COMPENSATION     ($)
NAME AND PRINCIPAL POSITION   YEAR      ($)(1)      ($)        ($)           ($)(2)             ($)           ($)
Robert J. DeLuccia            2006     $276,000   $50,000      ---          $345,954            ---        $18,000(3)    $689,954
  President and Chief
  Executive Officer

Bernard R. Patriacca          2006     $191,666       ---      ---          $179,873            ---              ---     $371,539
  Vice President, Chief
  Financial Officer and
  Treasurer

Glenn E. Deegan (4)           2006     $172,500       ---      ---          $155,885            ---              ---     $328,385
  Vice President,
  General Counsel and
  Secretary
____________________________________________________________________________________________

(1) Represents, for each executive officer, amounts paid under transition agreements in effect from January 1, 2006 to February 13, 2006 and under employment agreements from February 13, 2006 through December 31, 2006.
(2) This column represents the compensation expense incurred by the Company in fiscal year 2006 in connection with all option grants to our named executive officers, calculated in accordance with FAS 123(R). See Note 4 to the Financial Statements included in elsewhere in this prospectus for the year ended December 31, 2006 for the relevant assumptions used to determine the value of the option awards.
(3) Represents a monthly automobile allowance of $1,500, totaling $18,000 for the full year. (4) Mr. Deegan's employment with the Company terminated effective March 15, 2007.
(4)    Mr. Deegans's employment with the Company terminated effective March 15,
       2007.

EMPLOYMENT ARRANGEMENTS

EMPLOYMENT AGREEMENTS

     We entered into an employment agreement of indefinite length effective as of February 13, 2006 with Robert J. DeLuccia. The agreement currently provides for annual compensation of $288,000 and for the payment of nine months' salary plus, if applicable, the continuation of medical, dental and group life insurance benefits for up to nine months in the event he is terminated without cause or twelve month's salary and bonus plus, if applicable, the continuation of medical, dental and similar benefits for up to twelve months in the event he is terminated as a result of a change of control. The agreement also provides for a monthly automobile allowance of $1,500. In addition, the agreement precludes Mr. DeLuccia from competing with the Company during his employment and for a period of two years thereafter, and from disclosing confidential information. Prior to entering into Mr. DeLuccia's current employment agreement, we entered into a transition agreement with Mr. DeLuccia on September 16, 2005 which terminated his then existing employment agreement including the severance pay provisions. The transition agreement, which originally provided that Mr. DeLuccia would remain employed by the Company until November 30, 2005, was subsequently amended to extend his employment through February 2006.

     We entered into an employment agreement of indefinite length effective as of February 13, 2006 with Bernard Patriacca. The agreement currently provides for annual base compensation of $200,000, and precludes Mr. Patriacca from competing with the Company during his employment and for a period of two years thereafter, and from disclosing confidential information. Prior to entering into Mr. Patriacca's current employment agreements, we entered into a transition agreement with Mr. Patriacca on September 12, 2005 which terminated his then existing employment and severance agreements. The transition agreement, which originally provided that Mr. Patriacca would remain employed by the Company until November 30, 2005, was subsequently amended to extend his employment through February 2006.

     We entered into an employment agreement of indefinite length effective as of February 13, 2006 with Glenn E. Deegan. The agreement provided for annual base compensation of $180,000, and precluded Mr. Deegan from competing with the Company during his employment and for a period of two years thereafter, and from disclosing confidential information. Prior to entering into Mr. Deegan's current employment agreement, we entered into a transition agreement with Mr. Deegan on September 12, 2005 which terminated his then existing employment and severance agreements. The transition agreement, which originally provided that Mr. Deegan would remain employed by the Company until November 30, 2005, was subsequently amended to extend his employment through February 2006. Mr. Deegan's employment with the Company terminated effective March 15, 2007.

                           GRANTS OF PLAN-BASED AWARD

     The following table shows information regarding grants of equity awards during the fiscal year ended December 31, 2006 held by the executive officers named in the Summary Compensation Table.

--------------------------------------------------------------------------------
         NAME          GRANT    ALL OTHER   ALL OTHER    EXERCISE    GRANT DATE
                        DATE    STOCK         OPTION     OR BASE     FAIR VALUE
                                AWARDS:      AWARDS:     PRICE OF    OF OPTIONS
                                NUMBER OF   NUMBER OF    OPTION          IN
                                SHARES OF   SECURITIES   AWARDS      ACCORDANCE
                                STOCK OR    UNDERLYING     ($/SH)     WITH FAS
                                  UNITS      OPTIONS                  123(R)
                                               (#)
--------------------------------------------------------------------------------
Robert J. DeLuccia     2/10/06  75,000 (1)        ---   $     ---  $       ---
                       2/10/06      ---    350,000 (2)  $    1.62  $   472,531
--------------------------------------------------------------------------------
Bernard R. Patriacca   2/10/06             175,000 (3)  $    1.62  $   236,266

--------------------------------------------------------------------------------
Glenn E. Deegan        2/10/06             150,000 (4)  $    1.62  $   202,513

--------------------------------------------------------------------------------
(1) Mr. DeLuccia was granted 75,000 shares of restricted common stock on February 10, 2006. Mr. DeLuccia is restricted from selling such shares until the price of our common stock is greater than or equal to $4.00 per share for a period of 30 consecutive trading days. No compensation charge was recognized as the vesting date is not certain.

(2) The options granted to Mr. DeLuccia were granted on February 10, 2006 at an exercise price of $1.62 per share. The options expire ten years from the date of grant and vest one third on the date of grant and one third on each grant date anniversary in 2007 and 2008.

(3) The options granted to Mr. Patriacca were granted on February 10, 2006 at an exercise price of $1.62 per share. The options expire ten years from the date of grant and vest one third on the date of grant and one third on each grant date anniversary in 2007 and 2008.

(4) The options granted to Mr. Deegan were granted on February 10, 2006 at an exercise price of $1.62 per share. The options were granted with an expiration date of ten years from the date of grant and provided that they would vest one third on the date of grant and one third on each grant date anniversary in 2007 and 2008. In connection with Mr. Deegan's departure from the Company on March 15, 2007, all unvested options were terminated. The terms of the options provide that in the event of a termination of employment other than for cause, the vested options will remain exercisable for six months following the termination date. The Board of Directors elected to extend Mr. Deegan's vested options for an additional six months in exchange for certain consulting services, and thus the 100,000 remaining options expire on March 14, 2008.

                  OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows grants of stock options and grants of unvested stock awards outstanding on December 31, 2006 to each of the executive officers named in the Summary Compensation Table.

------------------------------------------------------------------------------------------------------------------------------------

                                  Option Awards                                                  Stock Awards
--------------------------------------------------------------------------   -------------------------------------------------------
Name            Number     Number of       Equity     Option      Option     Number of    Market Value   Equity          Equity
                  of       Securities    Incentive   Exercise   Expiration   Shares or     Value of     Incentive    Incentive Plan
              Securities   Underlying   Plan Awards:  Price        Date      Units of     Shares or    Plan Awards:  Awards: Market
              Underlying  Unexercised    Number of     ($)                   Stock That    Units of     Number of    or Payout Value
             Unexercised    Options      Securities                           Have Not    Stock That    Unearned      of Unearned
               Options        (#)        Underlying                           Vested       Have Not      Shares,     Shares, Units
                 (#)      Unexercisable Unexercised                             ($)         Vested      Units or    or Other Rights
             Exercisable                  Unearned                                          ($)(1)       Other       That Have Not
                                          Options                                                        Rights         Vested
                                            (#)                                                        That Have           ($)
                                                                                                       Not Vested
                                                                                                          (#)
------------------------------------------------------------------------------------------------------------------------------------
Robert J.
DeLuccia        1,190            0         ---       $217.90    5/26/2010(3)     ---        ---          ---              ---
                  476            0         ---        254.94    6/28/2011(3)     ---        ---          ---              ---
                  238            0         ---         76.44    6/27/2012(3)     ---        ---          ---              ---
                1,206          603         ---         69.30    2/10/2014(3)     ---        ---          ---              ---
                4,662            0         ---         17.22    3/23/2015(4)     ---        ---          ---              ---
                1,587        3,174         ---         10.50    7/20/2015(3)     ---        ---          ---              ---
               11,504          ---         ---         44.52    6/20/2013(5)     ---        ---          ---              ---
              116,666      233,334         ---          1.62    2/10/2016(5)     ---        ---          ---              ---
                                                                                75,000  $33,750(2)       ---              ---
------------------------------------------------------------------------------------------------------------------------------------
Bernard R.
Patriacca       2,857            0         ---       $230.58    4/23/2011(3)     ---        ---          ---              ---
                  195            0         ---        254.94    6/28/2011(3)     ---        ---          ---              ---
                1,190            0         ---        132.51    12/19/2011(3)    ---        ---          ---              ---
                  594            0         ---         76.44    6/27/2012(3)     ---        ---          ---              ---
                2,380            0         ---         26.46    11/20/2012(6)    ---        ---          ---              ---
                1,141            0         ---         48.30    7/10/2013(3)     ---        ---          ---              ---
                  586          294         ---         69.30    2/10/2014(3)     ---        ---          ---              ---
                2,571            0         ---         17.22    3/23/2015(4)     ---        ---          ---              ---
                  793        1,587         ---         10.50    7/20/2015(3)     ---        ---          ---              ---
               58,333      116,667         ---          1.62    2/10/2016(5)     ---        ---          ---              ---
------------------------------------------------------------------------------------------------------------------------------------
Glenn E.
Deegan(7)       1,882            0         ---       $254.94    6/28/2011(7)     ---        ---          ---              ---
                  357            0         ---         76.44    6/27/2012(7)     ---        ---          ---              ---
                  595            0         ---         26.46    11/20/2012(7)    ---        ---          ---              ---
                1,330            0         ---         48.30    7/10/2013(7)     ---        ---          ---              ---
                  444          222         ---         69.30    2/10/2014(7)     ---        ---          ---              ---
                2,400            0         ---         17.22    3/23/2015(7)     ---        ---          ---              ---
                  793        1,587         ---         10.50    7/20/2015(7)     ---        ---          ---              ---
               50,000      100,000         ---          1.62    2/10/2016(7)     ---        ---          ---              ---
------------------------------------------------------------------------------------------------------------------------------------

(1)  The market value of the stock awards is determined by multiplying the number of shares times $0.45, which represents the per share closing price of our common stock as quoted on the OTC Bulletin Board(R) on December 29,
     2006, the last trading day of fiscal 2006.



                                       40

(2)  Mr. DeLuccia was granted 75,000 shares of restricted common stock on February 10, 2006.  Mr. DeLuccia is restricted from selling such shares until the price of our common stock is greater than or equal to $4.00 per share for a period of 30 consecutive trading days.  See Note 4 to the Financial Statements included in our Annual Report on
     Form 10-K for the year ended December 31, 2006 for the relevant assumptions used to determine the value of the award.
(3)  Options vest over a three year period on each grant date anniversary.
(4)  Options were fully vested on the grant date.
(5)  Options vest one third on grant date and one third on each grant date anniversary.
(6)  Options were fully vested on the one year grant date anniversary.
(7)  Mr. Deegan resigned on March 15, 2007. The terms of the options provide that in the event of a termination of employment other than for cause, the vested options will remain exercisable for six months following the termination date. The Board of
     Directors elected to extend Mr. Deegan's vested options for an additional six months in exchange for certain consulting services, and thus the vested options expire on March 14, 2008.

OPTION EXERCISES AND STOCK VESTED

     There were no exercises of stock options or vesting of shares of restricted stock held by the executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 2006.

PENSION BENEFITS

     We do not have any qualified or non-qualified defined benefits plans.

NONQUALIFIED DEFERRED COMPENSATION

     We do not have any non-qualified defined contribution plans or other deferred compensation plans.

TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     Our executive officers are eligible to receive benefits under certain conditions in accordance with each executive officer's employment or severance agreement with us. We entered into separate Severance Agreements with each of Messrs. Patriacca and Deegan on February 13, 2006. Each of the Severance Agreements provides for the payment of six months' salary plus the continuation of medical, dental and similar benefits for up to six months in the event the executive is terminated without cause or nine month's salary and 75% of the executive's bonus plus the continuation of medical, dental and similar benefits for up to nine months in the event the executive is terminated in connection with or following a change of control, as defined in the agreements and, in each case, the agreements provide that all unvested options will become vested and will be exercisable for the period of time set forth in the documents governing the options. Our change of control arrangements with Mr. DeLuccia are contained in his employment agreement with us and are summarized above under the heading "Employment Arrangements."

     To determine the level of benefits provided under each of our executive officer's severance agreements, data regarding peer practice, the circumstances of the situation and impact on stockholders was considered. In each instance, the severance benefit is constructed such that the benefit is discrete and capped under a one-time payment limiting any potential on-going liability.

     The tables below reflect the amount of compensation to each of the named executive officers of the Company in the event of termination of such executive's employment. The amount of compensation payable to each executive officer upon involuntary not-for-cause termination, termination following a change of control and in the event of disability of the executive officer is shown below. The amounts shown assume that each termination was effective as of December 31, 2006 and thus are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company. No compensation is paid in the event of voluntary termination. For the purposes of the following tables, the term "Change in Control" refers to a reorganization, merger, consolidation or similar transaction resulting in the transfer of ownership of 50% of the Company's outstanding common stock or a sale of substantially of all of the Company's assets and "Disability" is defined as the employee's inability to continue to perform substantially all of his/her duties and responsibilities.

MR. ROBERT J. DELUCCIA, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Executive Benefits and Payments                   Termination in            Involuntary       Termination Due to
                                                 Connection with
                                                   a Change in             Not-For-Cause
Upon Termination                                   Control (1)            Termination (2)       Disability (3)
-------------------------------------------- ------------------------- ---------------------- --------------------

Base Salary                                  $            288,000      $          216,000     $        141,231
Bonus (Guideline 40%)                        $            115,200      $           86,400                  N/A
Auto Allowance                               $             18,000      $          13, 500     $         11,770
Medical and                                  $              9,480      $            7,110     $          6,198
Welfare Benefits
Acceleration of Vesting of Options           $                  0                     ---                  ---
                                             --------------------      ------------------     ----------------
TOTAL                                        $            430,680      $          323,010     $        159,199
                                             ====================      ==================     ================

                                       42

-----------------------------------------------------------------------------------------------------------------------------------

(1) Compensation is equal to one years' base salary, bonus, auto allowance and medical and welfare benefits.
(2) Compensation is equal to nine months' base salary, bonus, auto allowance and medical and welfare benefits.
(3) Compensation is equal to thirty-four weeks' base salary (first 17 weeks at 100%, $94,154; following 17 weeks at 50%, $47,077), auto allowance and other benefits.

MR. BERNARD R. PATRIACCA, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

                                                     Termination in Connection
Executive Benefits and Payments                           with a Change in                  Involuntary
Upon Termination                                            Control (1)            Not-For-Cause Termination (2)
-------------------------------------------------- ------------------------------- -------------------------------

Base Salary                                        $                     150,000  $                      100,000
Bonus (Guideline 30%)                              $                      45,000  $                       30,000
Medical and Welfare Benefits                       $                       8,800  $                        5,880
Acceleration of Vesting of Options                 $                           0                             ---
                                                   -----------------------------  ------------------------------
TOTAL                                              $                     203,800  $                      135,880
                                                   =============================  ==============================
-----------------------------------------------------------------------------------------------------------------------------------

(1) Compensation is equal to nine months' base salary, bonus and medical and welfare benefits.
(2) Compensation is equal to six months' base salary, bonus and medical and welfare benefits.


MR. GLENN E. DEEGAN, VICE PRESIDENT AND GENERAL COUNSEL (1)

                                                     Termination in Connection
Executive Benefits and Payments                           with a Change in                  Involuntary
Upon Termination                                            Control (2)            Not-For-Cause Termination (3)
-------------------------------------------------- ------------------------------- -------------------------------

Base Salary                                        $                     138,750  $                     92,500
Bonus (Guideline 30%)                              $                      41,625  $                     27,750
Medical and Welfare Benefits                       $                      12,350  $                      8,240
Acceleration of Vesting of Options                 $                           0                           ---
                                                   -----------------------------  ----------------------------
TOTAL                                              $                     192,725  $                    128,490
                                                   =============================  ============================
-----------------------------------------------------------------------------------------------------------------------------------

(1)  Mr. Deegan's employment was voluntarily terminated on March 15, 2007.
(2) Compensation is equal to nine months' base salary, bonus and medical and welfare benefits.
(3) Compensation is equal to six months' base salary, bonus and medical and welfare benefits.

EQUITY COMPENSATION PLAN INFORMATION

                                             (a)                        (b)                         (c)
                                                                                           Number of securities
                                                                                          remaining available for
                                   Number of securities to       Weighted-average          future issuance under
                                   be issued upon exercise       exercise price of       equity compensation plans
                                   of outstanding options     outstanding options and      (excluding securities
      Plan Category                      and rights                   rights             reflected in column (a))
-------------------------------------------------------------------------------------------------------------------

Equity compensation plans
  approved by security
  holders
                                              110,693                $  79.84                      1,296,654
Equity compensation plans
  not approved by
  security holders                            956,904 (1)            $   2.15                           NONE
                                        -------------                 -------               ----------------


                      Total                 1,067,597                $  10.21                      1,296,654
                                        =============                 =======               ================
--------------------------------- -------------------------- -------------------------- ----------------------------

(1)    Represents 11,904 stock options granted to Robert J. DeLuccia in June 2003, and the following stock options granted on February 10, 2006 to Mr. DeLuccia, 350,000; Mr. Patriacca, 175,000; Mr. Deegan, 150,000; and
       45,000 options each to Dr. Zabriskie, Dr. Davis, Mr. Davis, Mr. Martin, Mr. Echenberg and Mr. Fischer.

MACROCHEM CORPORATION 401(K) PLAN

     The Company maintains a 401(k) plan whereby employees may contribute up to the maximum allowed by the Internal Revenue Code. The Company does not make matching contributions at this time.

 DIRECTOR COMPENSATION

     The following table summarizes the director compensation earned during fiscal 2006.

-----------------------------------------------------------------------------------------------------------------------------------
          Name(1)            Fees Earned or   Stock       Option        Non-Equity       Change in       All Other        Total
                                Paid in      Awards       Awards      Incentive Plan      Pension       Compensation       ($)
                                  Cash         ($)      ($)(3)(4)      Compensation      Value and          ($)
                                 ($)(2)                                    ($)         Nonqualified
                                                                                         Deferred
                                                                                       Compensation
                                                                                         Earnings
-----------------------------------------------------------------------------------------------------------------------------------
John L. Zabriskie, Ph.D.(5)  $     19,000       -     $     43,377          -                -               -         $   62,377
-----------------------------------------------------------------------------------------------------------------------------------
Michael A. Davis, M.D.,      $     21,500       -     $     43,377          -                -               -         $   64,877
Sc.D.(6)
-----------------------------------------------------------------------------------------------------------------------------------
Jeffrey B. Davis(7)          $     17,500       -     $     38,815          -                -               -         $   56,315
-----------------------------------------------------------------------------------------------------------------------------------
Paul S. Echenberg(8)         $     20,000       -     $     43,377          -                -               -         $   63,377
-----------------------------------------------------------------------------------------------------------------------------------
Howard S. Fischer(9)         $     16,000       -     $     38,815          -                -               -         $   54,815
-----------------------------------------------------------------------------------------------------------------------------------
Peter G. Martin(10)          $     23,000       -     $     43,377          -                -               -         $   66,377
-----------------------------------------------------------------------------------------------------------------------------------

(1)   Robert J. DeLuccia,  our chief executive officer, has been omitted from the table as he receives no compensation for serving on our Board of Directors.
(2)   Each of our non-employee Directors receives compensation of $12,000 annually,  $1,000 per regular committee meeting attended for the chairman of each  committee,  $1,000 per regular board  meeting  attended,  and $500 for each special,  telephone or committee meeting attended.
(3)   This column  represents the  compensation  expense incurred by the Company in fiscal year 2006 in connection with all option grants to our directors,  calculated in accordance with FAS 123(R). See Note 4 to the Financial  Statements  included in our
      Annual Report on Form 10-K for the year ended December 31, 2006 for the relevant  assumptions used to determine the value of our awards.
(4)   In February 2006, each  non-employee  director  received a grant of 45,000 options.  The grant date fair value of each grant calculated in accordance with FAS133(R) was $38,815.
(5)   Mr. Zabriskie had a total of 47,856 stock options outstanding as of December 31, 2006.
(6)   Dr. Davis had a total of 48,570 stock options outstanding as of December 31, 2006.
(7)   Mr. Davis had a total of 45,000 stock options outstanding as of December 31, 2006.
(8)   Mr. Echenberg had a total of 47,618 stock options outstanding as of December 31, 2006.
(9)   Mr. Fischer had a total of 45,000 stock options outstanding as of December 31, 2006.
(10)  Mr. Martin had a total of 48,570 stock options outstanding as of December 31, 2006.

DIRECTOR COMPENSATION POLICY

     We reimburse our directors for reasonable expenses incurred in connection with attendance at Board of Director and committee meetings.

     Each of our non-employee Directors receives compensation of $12,000 annually, $1,000 per regular committee meeting attended for the chairman of each committee, $1,000 per regular board meeting attended, and $500 for each special, telephone or committee meeting attended.

     Each of our non-employee Directors receives from time to time, stock option grants as deemed appropriate by the Compensation Committee. In 2006, each of the non-employee Directors received an option for 45,000 shares at a purchase price of $1.62.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

POLICIES AND PROCEDURES WITH RESPECT TO RELATED PARTY TRANSACTIONS

     The board of directors reviews and approves transactions between the Company on the one hand and a related party, such as our directors, officers, holders of more than five percent of our voting securities and their affiliates, the immediate family members of any of the foregoing persons and any other persons whom the board determined may be considered a related party, on the other hand. Prior to board consideration of a transaction with a related party, the material facts as to the related party's relationship or interest in the transaction are disclosed to the board, and the transaction is not considered approved by the board unless a majority of the directors who are not interested in the transaction approve the transaction.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     On December 23, 2005 and February 13, 2006, we issued an aggregate of 825.5 shares of our Series C Preferred Stock and warrants to purchase 7,861,900 shares of our common stock in a private placement to institutional investors.

     SCO Capital Partners LLC acquired a total of 300 shares of our Series C Preferred Stock and warrants to purchase 2,857,142 shares of our common stock for an aggregate purchase price of $3,000,000, and Beach Capital LLC acquired a total of 50 shares of our Series C Preferred Stock and warrants to purchase 47,620 shares of our common stock for an aggregate purchase price of $500,000. In a subsequent transfer, SCO Capital Partners, L.P. purchased 9 shares of our Series C Preferred Stock. Mr. Stephen S. Rouhandeh is the managing member of SCO Capital Partners LLC, Beach Capital LLC and the entity that is the general partner of SCO Capital Partners, L.P., and as such has sole dispositive and voting power with respect to the shares owned by SCO Capital Partners LLC, Beach Capital LLC and SCO Capital Partners, L.P. The Series C Preferred Stock and warrants beneficially owned by Mr. Rouhandeh are convertible and exercisable into approximately 71.71% of our common stock. In addition, for so long as 20% of the Series C Preferred Stock issued in the private placement remains outstanding, SCO Capital Partners LLC has the right to designate two members to our board of directors. On December 28, 2005, SCO Capital Partners LLC informed us that the initial SCO director designees were Jeffrey B. Davis and Howard S. Fischer, and our board of directors appointed them to our board on December 29, 2005.

     Mr. Rouhandeh is also the Chairman of SCO Securities LLC, which acted as the placement agent in connection with the private placement and which acts as a financial advisor to us for a monthly fee of $12,500. In exchange for its services as placement agent, SCO Securities LLC received a fee equal to 7% of the gross proceeds, or $577,850, and six-year warrants to purchase 786,189 shares of our common stock at an exercise price of $1.05 per share. SCO Securities LLC assigned its warrants to the following four persons in the amounts listed: (i) warrants to purchase 471,713 shares of common stock to SCO Capital Partners LLC; (ii) warrants to purchase 157,238 shares of common stock to Lake End Capital LLC, (iii) warrants to purchase 78,619 shares of common stock to Mark Alvino and (iv) warrants to purchase 78,619 shares of common stock to Howard Fischer. We also paid SCO Securities LLC $82,550 for out-of-pocket expenses incurred in connection with the transaction.

     Mr. Jeffrey Davis, who was elected to our Board of Directors on December 29, 2005 as the designee of SCO Capital Partners LLC, is the managing member of Lake End Capital LLC, an entity which purchased 50 shares of our Series C Preferred Stock and warrants to purchase 476,190 shares of our common stock for an aggregate purchase price of $500,000. As noted above, Lake End Capital LLC also received warrants to purchase an additional 157,238 shares of our common stock as a designee of SCO Securities LLC, the placement agent in our recent private placement. Mr. Davis is the President of SCO Securities LLC. Subject to conversion and exercise restrictions on the securities held by Lake

End Capital LLC as described below under the heading "Beneficial Ownership of Voting Securities", the Series C Preferred Stock and warrants beneficially owned by Mr. Davis are convertible and exercisable into 4.95% of our common stock.

     Mr. Howard S. Fischer, who was elected to our Board of Directors on December 29, 2005 as the designee of SCO Capital Partners LLC, is a Managing Director of SCO Securities LLC. As noted above, Mr. Fischer received warrants to purchase 78,619 shares of our common stock as a designee of SCO Securities LLC.

     Mr. Mark Alvino, who is a nominee for election to our Board of Directors at the annual meeting to which this proxy statement relates, has been designated by SCO Capital Partners LLC, and is a Managing Director of SCO Securities LLC. As noted above, Mr. Alvino received warrants to purchase 78,619 shares of our common stock as a designee of SCO Securities LLC.

                    BENEFICIAL OWNERSHIP OF VOTING SECURITIES

     The following table sets forth, as of March 30, 2007 (except as noted), information concerning ownership of our voting securities by (1) each person known by us to be the beneficial owner of more than five percent (5%) of our voting securities, (2) each of our directors, (3) each of the executive officers named in the Summary Compensation Table under "Executive Officers' Compensation" above and (4) all directors and executive officers as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated. There were a total of 2,849,534 shares of our common stock, and 781.5 shares of our Series C Preferred Stock, outstanding on March 30, 2007.

     In a private placement to institutional investors closing in part on December 23, 2005 and in part on February 13, 2006, we issued an aggregate of
825.5 shares of our Series C Cumulative Convertible Preferred Stock and warrants to purchase 7,861,912 shares of our common stock for approximately $8,255,000 in gross proceeds ($7,312,851 net of issuance costs). The Series C Preferred Stock is convertible into shares of common stock and votes together with the common stock on an as-if-converted to common stock basis. Unless a holder of Series C Cumulative Convertible Preferred Stock elects otherwise, its ability to convert its Series C Cumulative Convertible Preferred Stock into common stock or to vote on an as-if-converted to common stock basis is restricted to the extent that such conversion would result in the holder owning more than 4.95% of our issued and outstanding common stock or voting together with the common stock on an as-if-converted to common stock basis in respect of more than 4.95% of our issued and outstanding common stock. The warrants issued in the private placement are subject to a similar restriction on their exercise. SCO Capital Partners LLC, Beach Capital LLC, SCO CAPITAL PARTNERS L.P. and Perceptive Life Sciences Master Fund Ltd. ("Perceptive") have elected not to be governed by these restrictions, although we have entered into an agreement with Perceptive whereby Perceptive's ability to convert or vote their shares of Series C Preferred Stock will be subject to a beneficial ownership cap of 9.95% instead of 4.95%. As of March 30, 2007, giving effect to the beneficial ownership cap restrictions, the Series C Preferred Stock acquired by the investors is convertible into 4,967,920 shares of common stock and the holders of the Series C Preferred Stock vote on an as-converted basis with the holders of our common stock, and therefore hold approximately 63.5% of the voting power of our outstanding securities. Consequently, the private placement resulted in a change of control of the Company. Assuming both the conversion of the Series C Preferred Stock and the exercise of all of the Warrants acquired by the investors, in each case without regard to the beneficial ownership cap restrictions, the investors would hold approximately 84.9% of the outstanding common stock of the Company. In addition, for so long as 20% of the Series C Preferred Stock issued in the private placement remains outstanding, SCO Capital Partners LLC has the right to designate two members to our board of directors. Jeffrey B. Davis and Howard S. Fischer are currently serving on our board of directors as the designees of SCO Capital Partners LLC. For 2007, SCO Capital Partners LLC has designated Jeffrey B. Davis and Mark J. Alvino as its nominees, and thus Howard S. Fischer is not standing for re-election this year.

     We have determined the number of shares beneficially owned by each stockholder under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after March 30, 2007 through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

                                Name and Address                         Number of Shares          Percentage
Class of Stock                  of Beneficial Owner                      Beneficially Owned        of Class
                                FIVE PERCENT STOCKHOLDERS
Series C Preferred Stock        Stephen S. Rouhandeh (1)..............             359                  45.94%
Series C Preferred Stock        Jeffrey B. Davis (2)..................              50                   6.40%
Series C Preferred Stock        Joseph Edelman (3)....................             132                  16.89%
Series C Preferred Stock        Whalehaven Capital Fund Limited (4)                 75                   9.60%

                                DIRECTORS AND EXECUTIVE OFFICERS
Series C Preferred Stock        Robert J. DeLuccia (5)................              0                      *
Series C Preferred Stock        Bernard R. Patriacca (5)..............              0                      *
Series C Preferred Stock        Glenn E. Deegan (5)(6)................              0                      *
Series C Preferred Stock        Peter G. Martin (5)...................              0                      *
Series C Preferred Stock        Michael A. Davis (5)..................              0                      *
Series C Preferred Stock        Paul S. Echenberg (5).................              0                      *
Series C Preferred Stock        John L. Zabriskie (5).................              0                      *
Series C Preferred Stock        Jeffrey B. Davis (2)(7)...............              50                   6.40%
Series C Preferred Stock        Howard S. Fischer (7).................              0                      *
Series C Preferred Stock        All directors and officers as a
                                    group (9 persons).................              50                   6.40%

                                FIVE PERCENT STOCKHOLDERS
Common Stock                    Stephen S. Rouhandeh (1)..............          7,224,093               71.71%
Common Stock                    Joseph Edelman (3)....................           314,856                 9.95%
Common Stock                    Lawrence Chachkes (8).................           172,837                 6.07%

                                DIRECTORS AND EXECUTIVE OFFICERS
Common Stock                    Robert J. DeLuccia (5)(9).............           351,420                11.32%
Common Stock                    Bernard R. Patriacca (5)(9)(10).......           130,697                 4.39%
Common Stock                    Glenn E. Deegan (5)(6)(9)(10).........           108,407                 3.67%
Common Stock                    Peter G. Martin (5)(9)................            33,624                 1.17%
Common Stock                    Michael A. Davis (5)(9)...............            33,712                 1.17%
Common Stock                    Paul S. Echenberg (5)(9)(11)..........            34,786                 1.21%
Common Stock                    John L. Zabriskie (5)(9)(12)..........            51,984                 1.80%
Common Stock                    Jeffrey B. Davis (2)(7)(9)(13)........           148,397                 4.95%
Common Stock                    Howard S. Fischer (7)(9)..............           108,619                 3.67%
                                All directors and officers as a
                                    group (9 persons)(9)(10)(11)
Common Stock                        (12)(13)..........................          1,001,646               26.79%
------------------
* Less than one percent (1%).

(1)  SCO Capital Partners LLC is the record owner of 309 shares of Series C Convertible Preferred Stock, Beach
     Capital LLC is the record owner of 50 shares of Series C Convertible Preferred Stock and SCO Capital Partners, L.P.
     is the record owner of 9 shares of Series C Convertible Preferred Stock.  Mr. Rouhandeh, as
     Chairman and managing member of SCO Capital Partners LLC, managing member of Beach Capital LLC, and managing member of the general partner of SCO Capital Partners, L.P., has sole dispositive and voting power with respect to all shares listed in the table.  The shares of common stock listed as beneficially owned by Mr. Rouhandeh include 3,805,046 shares of common stock issuable upon the exercise of warrants exercisable within 60 days and
     3,419,046 shares of common stock issuable upon the conversion of Series C Preferred Stock convertible within 60 days.
     The address of SCO Capital Partners LLC, Beach Capital LLC, SCO Capital Partners, L.P. and Mr. Rouhandeh is
     1285 Avenue of the Americas, 35th Floor, New York, New York 10019.
(2)  Lake End Capital LLC is the record owner of the securities listed in the table.  Mr. Jeffrey Davis, as managing member of Lake End Capital LLC, has sole dispositive and voting power with respect to all shares held

                                       47

     of record by Lake End Capital LLC.  The shares of common stock listed as beneficially owned by Jeffrey Davis include 476,190 shares of common stock issuable upon the conversion of the Series C Preferred Stock held by
     Lake End Capital LLC, 633,428 shares issuable upon exercise of the warrants held by Lake End Capital LLC within 60 days and 30,000 shares of common stock issuable upon the exercise of options held by Mr. Davis within 60 days.  The Series C Preferred Stock and the warrants held by Lake End Capital LLC are subject to restrictions on their conversion and exercise, respectively, such that as a result of their conversion or exercise, Lake End Capital LLC, together with its affiliates, cannot hold more than 4.95% of the issued and outstanding common stock of the Company.  The address of Lake End Capital LLC is 33 Tall Oaks Drive, Summit,
     New Jersey 07501.
(3)  According to a Schedule 13G/A dated February 12, 2007, Mr. Edelman has sole dispositive and voting power with respect to the shares listed in the table.  The shares reported as beneficially owned by Mr. Edelman are held of record by Perceptive Life Sciences Master Fund, Ltd., a Cayman Islands company of which the investment manager is Perceptive Advisors LLC, a Delaware limited liability company of which Mr. Edelman is the managing member.  The shares of common stock listed as beneficially owned by Mr. Edelman include 11,180 shares of common stock held by Perceptive Life Sciences Master Fund, Ltd., the shares of common stock issuable upon the conversion of the Series C Preferred Stock beneficially owned by Mr. Edelman and upon exercise of the warrants beneficially owned by Mr. Edelman within 60 days.  The Series C Preferred Stock and the warrants beneficially owned by Mr. Edelman are subject to restrictions on their conversion and exercise, respectively, such that as a result of their conversion or exercise, Mr. Edelman, together with his affiliates, cannot hold more than
     9.95% of the issued and outstanding common stock of the Company.  The address of Mr. Edelman is c/o First New
     York Securities, LLC, 850 Third Avenue, 8th Floor, New York, NY 10022.
(4)  The address of Whalehaven Capital Fund Limited is FWS Capital Ltd., Management for Whalehaven Capital, 160
     Summit Avenue, Montvale, NJ 07645.  The Series C Preferred Stock and the warrants help by Whalehaven Capital
     Fund Limited are subject to restrictions on their conversion and exercise, respectively, such that as a result of their conversion or exercise, Whalehaven Capital Fund Limited, together with its affiliates, cannot hold more than 4.95% of the issued and outstanding common stock of the Company.
(5)  The address of Mr. DeLuccia, Mr. Patriacca, Mr. Martin, Dr. Davis, Mr. Echenberg and Dr. Zabriskie, is c/o
     MacroChem Corporation, 40 Washington Street, Suite 220, Wellesley Hills, Massachusetts 02481.   The address of
     Mr. Deegan is 27 Allerton Road, Milton, Massachusetts 02186.
(6)  As of March 15, 2007, Mr. Deegan is no longer employed by the Company.
(7)  The address of Mr. Davis is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.  Mr. Fischer
     will not stand for re-election.  His address is 115 East 82nd Street, Apartment 2A, New York, New York 10028.
(8)  According to a Schedule 13G filed on February 15, 2007by Lawrence Chachkes, Mr. Chachkes has sole voting and dispositive power with respect to all shares listed in the table.  The address of Mr. Chachkes is 60 East 8th
     Street, Apt. 11M, New York, NY 10003.
(9)  Includes the following numbers of shares issuable upon the exercise of stock options and/or warrants exercisable within 60 days: Mr. Martin-33,570 shares; Dr. Davis-33,570 shares; Mr. DeLuccia-255,855 shares;
     Mr. Echenberg-33,309 shares; Dr. Zabriskie-38,386 shares; Mr. Davis-30,000: Mr. Fischer-108,619; Mr.
     Patriacca-129,249 shares; and Mr. Deegan-107,801 shares.
(10) Does not include the following numbers of vested shares in our 401(k) Plan contributed by us to match portions of cash contributions by the following Plan participants: Mr. Patriacca-545 shares; and Mr. Deegan-560 shares.
(11) Includes 1,382 shares and 691 shares issuable upon the exercise of warrants exercisable within 60 days held by
     Eckvest Equity Inc., of which Mr. Echenberg is the President and sole equity owner.
(12) Includes 11,061 shares and 5,530 shares issuable upon the exercise of warrants exercisable within 60 days held by Lansing Brown Investments LLC, of which Dr. Zabriskie and his wife are the managers and sole equity holders.
(13) Includes 118,397 shares of common stock issuable upon the conversion of Series C Preferred Stock or the exercise of a warrant held of record by Lake End Capital LLC as described in Note 2 above that is exercisable within 60 days.

                            SELLING SECURITY HOLDERS

     On December 23, 2005, we entered into a securities purchase agreement with SCO Capital Partners LLC and Lake End Capital LLC, and on February 13, 2006, in connection with a subsequent closing under the purchase agreement, we amended and restated the purchase agreement and additional institutional investors became party to the agreement. Under the securities purchase agreement, we issued the following securities in exchange for total cash consideration of $8,255,000:

     o a total of 825.5 shares of our Series C Cumulative Convertible Preferred Stock; and

     o six-year warrants to purchase 7,861,912 shares of common stock at an exercise price of $1.26.

     The Series C Cumulative Convertible Preferred Stock has a liquidation value of $10,000 per share, is entitled to a dividend of 10% per annum, payable in cash or shares of our common stock at our option, which dividend rate is subject to increase to 14% upon the occurrence of certain events. The number of shares of common stock into which each share of Series C Cumulative Convertible Preferred Stock is convertible is determined by dividing the liquidation value per share plus all accrued and unpaid dividends thereon by $1.05. Unless a holder of Series C Cumulative Convertible Preferred Stock either elected otherwise prior to the purchase of such preferred stock or elects otherwise upon not less than 61 days prior written notice, its ability to convert its Series C Cumulative Convertible Preferred Stock into common stock or to vote on an as-if-converted to common stock basis is restricted pursuant to a beneficial ownership cap to the extent that such conversion would result in the holder owning more than 4.95% of our issued and outstanding common stock or voting together with the common stock on an as-if-converted to common stock basis in respect of more than 4.95% of our issued and outstanding common stock. The warrants issued in the private placement are subject to a similar beneficial ownership cap restriction on their exercise. SCO Capital Partners LLC, Beach Capital LLC and Perceptive Life Sciences Master Fund Ltd., or Perceptive, have elected not to be governed by these restrictions, although we have entered into an agreement with Perceptive whereby Perceptive's ability to convert or vote its shares of Series C Cumulative Convertible Preferred Stock will be subject to a beneficial ownership cap of 9.95% instead of 4.95%.

     SCO Securities LLC, an affiliate of SCO Capital Partners LLC, acted as placement agent in connection with the private placement. For its services as placement agent, we paid SCO Securities LLC a fee equal to 7% of the gross proceeds, or $577,850, and issued six-year warrants to purchase 786,189 shares of our common stock at an exercise price of $1.05 per share. The terms of the placement agent warrants are the same as the terms of the warrants issued to the Purchasers except that the exercise price of the warrant issued to the placement agent is $1.05. SCO Securities LLC allocated the placement agent warrants to the following four persons in the amounts listed: (i) warrants to purchase 471,713 shares of common stock to SCO Capital Partners LLC; (ii) warrants to purchase 157,238 shares of common stock to Lake End Capital LLC, (iii) warrants to purchase 78,619 shares of common stock to Mark Alvino and (iv) warrants to purchase 78,619 shares of common stock to Howard Fischer. We also paid SCO Securities LLC $82,550 for out-of-pocket expenses incurred in connection with the transaction and agreed to pay all reasonable expenses of the Purchasers incurred in connection with the private placement.

     Pursuant to the securities purchase agreement and a registration rights agreement with each of the selling stockholders, we are filing a registration statement, of which this prospectus forms a part, in order to permit those stockholders to resell to the public the shares of common stock that they may acquire upon conversion of the Series C Cumulative Convertible Preferred Stock that they purchased pursuant to the securities purchase agreement and the shares of common stock that they may acquire upon any exercise of the warrants. We are registering the number of shares required under the securities purchase agreement and registration rights agreement, which number is based upon the total number of shares of common stock into which the Series C Cumulative Convertible Preferred Stock is convertible, determined without giving effect to the conversion restriction described above, the number of shares issuable upon any exercise of the warrants issued to the purchasers, determined without giving effect to the exercise restriction described above, and the number of shares issuable upon any exercise of the warrants issued to the placement agent or its designees in connection with the private placement, determined without giving effect to the exercise restriction described above.

     The following table sets forth information regarding beneficial ownership of our common stock by the selling stockholders as of March 30, 2007. While all the shares that are issuable to a selling shareholder upon the conversion of the Series C Cumulative Convertible Preferred Stock and exercise of the warrants are included in the number of shares being offered in the table, shares which a selling security holder is prevented from acquiring as a result of the beneficial ownership cap described above are not shown as beneficially owned. Because the selling stockholders may offer all or some portion of the common stock listed in the table pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of common stock that will be held by the selling stockholders upon termination of the offering. The selling stockholders may sell all, part, or none of the shares listed. The shares listed in the table do not include the shares of common stock that may be paid as a dividend on outstanding shares of Series C Cumulative Convertible Preferred Stock. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares of common stock underlying shares of Series C Cumulative Convertible Preferred Stock and warrants held or beneficially owned by that person are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Each stockholder's percentage ownership shown in the table is based on 2,849,534 shares of common stock issued and outstanding on March 30, 2007.

     None of the selling stockholders has had any position, office or other material relationship with us within the past three years, except as set forth below and except that SCO Securities LLC, an affiliate of SCO Capital Partners LLC, acted as the placement agent for the private placement of our Series C Cumulative Convertible Preferred Stock and acts as a financial advisor to us.

                                               SHARES BENEFICIALLY       SHARES   SHARES OWNED AND OWNERSHIP
                                                   OWNED PRIOR           BEING            PERCENTAGE
    SELLING STOCKHOLDER                           TO OFFERING (1)       OFFERED (2)   AFTER OFFERING (1)
Alpha Capital AG (3)                                  148,397            380,953         0        *
Beach Capital LLC (4)                               7,224,092            952,381         0        *
BF Holding GmbH (5)                                   148,397            666,667         0        *
Catalytix LDC (6)                                      95,239             95,239         0        *
Catalytix LDC Life Science Hedge AC (7)                95,239             95,239         0        *
Howard S. Fischer (8)                                  78,619             78,619       30,000     *
Hudson Bay Fund LP (9)                                 95,239             95,239         0        *
Iroquois Master Fund Ltd. (10)                        148,397            666,667         0        *
Lake End Capital LLC (11)                             148,397          1,109,618         0        *
Mark Alvino (12)                                       78,619             78,619         0        *
Midsouth Investor Fund LP (13)                        148,397            571,429         0        *
Perceptive Life Sciences Master Fund, Ltd. (14)       314,856          2,685,714         0        *
Quogue Capital LLC (15)                               148,397            238,096         0        *
SCO Capital Partners LLC (16)                       7,224,092          6,271,712         0        *
SCO Capital Partners, L.P. (17)                     7,224,092             85,714         0        *
SDS Capital Group SPC, Ltd. (18)                      148,397            476,191        615       *
TMW Capital, LLC (19)                                 148,397            200,000         0        *
Whalehaven Capital Fund Limited (20)                  148,397          1,428,571         0        *


                                       50

(1) Assumes that all of the shares acquired by the selling stockholders in the private placement and being offered under this prospectus are sold, and that the selling stockholders acquire no additional shares of common stock before the completion of this offering. The amounts listed as beneficially owned were determined by giving effect to the beneficial ownership restrictions on conversion and exercise of the Series C Cumulative Convertible Preferred Stock or the warrants described above.

(2) Includes 7,442,853 shares issuable upon the conversion of Series C Cumulative Convertible Preferred Stock and 8,648,101 shares issuable upon the exercise of warrants.

(3) Includes 190,476 shares issuable upon the conversion of Series C Cumulative Convertible Preferred Stock and 190,477 shares issuable upon the exercise of warrants. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants held by this selling security holder, however, are subject to the 4.95% beneficial ownership cap described above.

(4) Includes 476,190 shares issuable upon the conversion of Series C Cumulative Convertible Preferred Stock held by Beach Capital LLC, and 476,191 shares issuable upon the exercise of warrants held by Beach Capital LLC. For purposes of reporting beneficial ownership amounts, the shares beneficially owned by Beach Capital LLC have been aggregated with those beneficially owned by SCO Capital Partners LLC and SCO Capital Partners, L.P. Steven H. Rouhandeh, in his capacity as the managing member of Beach Capital LLC, has the sole power to direct the vote and disposition of the shares held by Beach Capital LLC. Beach Capital LLC has opted out of the beneficial ownership cap described above.

(5) Includes 333,333 shares issuable upon the conversion of Series C Cumulative Convertible Preferred Stock and 333,334 shares issuable upon the exercise of warrants. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants held by this selling security holder, however, are subject to the 4.95% beneficial ownership cap described above.

(6) Includes 47,619 shares issuable upon the conversion of Series C Cumulative Convertible Preferred Stock and 47,620 shares issuable upon the exercise of warrants. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants held by this selling security holder are subject to the 4.95% beneficial ownership cap described above.

(7) Includes 47,619 shares issuable upon the conversion of Series C Cumulative Convertible Preferred Stock and 47,620 shares issuable upon the exercise of warrants. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants held by this selling security holder are subject to the 4.95% beneficial ownership cap described above.

(8) Includes 78,619 shares issuable upon the conversion of a warrant. The shares issuable upon exercise of the warrant held by this selling security holder, however, are subject to the 4.95% beneficial ownership cap described above. Also includes 30,000 shares issuable upon the exercise of options that are exercisable within 60 days. These 30,000 shares issuable upon the exercise of options are not being registered for resale under this prospectus. On December 29, 2005, Mr. Fischer was appointed to our board of directors. Mr. Fischer was designated to serve as a director by SCO Capital Partners LLC in accordance with terms and provisions of the securities purchase agreement.

(9) Includes 95,239 shares issuable upon the exercise of warrants. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants held by this selling security holder are subject to the 4.95% beneficial ownership cap described above.

(10) Includes 333,333 shares issuable upon the conversion of Series C
Cumulative Convertible Preferred Stock and 333,334 shares issuable upon the exercise of warrants. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants held by this selling security holder, however, are subject to the 4.95% beneficial ownership cap described above.

(11) Includes 476,190 shares issuable upon the conversion of Series C Cumulative

                                       51

Convertible Preferred Stock and 633,428 shares issuable upon the exercise of warrants. Mr. Jeffrey B. Davis is the managing member of Lake End Capital LLC and exercises sole voting and dispositive power with respect to the shares owned by Lake End Capital LLC. Mr. Davis is also the president of SCO Securities LLC, the placement agent for the private placement of our Series C Cumulative Convertible Preferred Stock and a financial advisor to the Company. On December 29, 2005, Mr. Davis was appointed to our board of directors. Mr. Davis was designated to serve as a director by SCO Capital Partners LLC in accordance with terms and provisions of the securities purchase agreement.

(12) Includes 78,619 shares issuable upon the exercise of warrants. The shares issuable upon the exercise of the warrants held by this selling security holder are subject to the 4.95% beneficial ownership cap described above.

(13) Includes 285,714 shares issuable upon the conversion of Series C Cumulative Convertible Preferred Stock and 285,715 shares issuable upon the exercise of warrants. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants held by this selling security holder, however, are subject to the 4.95% beneficial ownership cap described above.

(14) Includes 1,257,142 shares issuable upon the conversion of Series C Cumulative Convertible Preferred Stock and 1,428,572 shares issuable upon the exercise of warrants issued in the recent private placement. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants held by this selling security holder, however, are subject to the 9.95% beneficial ownership cap described above.

(15) Includes 238,096 shares issuable upon the exercise of warrants. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants held by this selling security holder, however, are subject to the 4.95% beneficial ownership cap described above.

(16) Includes 2,942,857 shares issuable upon the conversion of Series C Cumulative Convertible Preferred Stock and 3,328,855 shares issuable upon the exercise of warrants. For purposes of reporting beneficial ownership amounts, the shares beneficially owned by SCO Capital Partners LLC have been aggregated with those beneficially owned by Beach Capital LLC and SCO Capital Partners, L.P. Steven H. Rouhandeh has the sole power to direct the vote and disposition of the shares owned by SCO Capital Partners LLC. SCO Capital Partners LLC has opted out of the beneficial ownership cap described above.

(17) Includes 85,714 shares issuable upon the conversion of Series C
Cumulative Convertible Preferred Stock held by SCO Capital Partners, L.P. For purposes of reporting beneficial ownership amounts, the shares beneficially owned by SCO Capital Partners, L.P. have been aggregated with those beneficially owned by SCO Capital Partners LLC and Beach Capital LLC. Steven H. Rouhandeh, in his capacity as the managing member of the general partner of SCO Capital Partners, L.P., has the sole power to direct the vote and disposition of the shares held by SCO Capital Partners, L.P. SCO Capital Partners, L.P. has opted out of the beneficial ownership cap described above.

(18) Includes 238,095 shares issuable upon the conversion of Series C Cumulative Convertible Preferred Stock and 238,096 shares issuable upon the exercise of warrants. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants issued in the recent private placement that are held by this selling security holder, however, are subject to the 4.95% beneficial ownership cap described above. Also includes 615 shares issuable upon the exercise of warrants issued in a private placement in July 2001, which warrants are exercisable within 60 days. These 615 shares issuable upon the exercise of warrants are not being registered for resale under this prospectus. Steve Derby exercises voting and investment authority over the shares held by this selling shareholder.

(19) Includes 100,000 shares issuable upon the conversion of Series C Cumulative Convertible Preferred Stock and 100,000 shares issuable upon the exercise of warrants. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants held by this selling security holder, however, are subject to the 4.95% beneficial ownership cap described above.

(20) Includes 714,285 shares issuable upon the conversion of Series C Cumulative



                                       52

Convertible Preferred Stock and 714,286 shares issuable upon the exercise of warrants. The shares issuable upon the conversion of the Series C Cumulative Convertible Preferred Stock and upon exercise of the warrants held by this selling security holder, however, are subject to the 4.95% beneficial ownership cap described above.

(*) Represents less than one percent.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     Our certificate of incorporation authorizes us to issue 100,000,000 shares of common stock, par value $0.01 per share, and 6,000,000 shares of preferred stock, par value $0.01 per share, of which 500,000 shares are designated as Series A Convertible Preferred Stock, 600,000 shares are designated as Series B Preferred Stock and 1,500 shares are designated Series C Cumulative Convertible Preferred Stock. As of March 30, 2007, we had 2,849,534 shares of common stock, no shares of Series A Convertible Preferred Stock, no shares of Series B Preferred Stock and 781.50 shares of Series C Cumulative Convertible Preferred Stock issued and outstanding. Our certificate of incorporation authorizes our Board of Directors, without stockholder approval, to issue preferred stock in series and with such voting rights, designations, preferences, limitations and special rights as may be designated by the Board of Directors from time to time.

     We are registering shares of our common stock under the registration statement of which this prospectus is a part. The following is a summary description of our outstanding capital stock and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Subject to the rights and preferences of holders of our preferred stock, holders of shares of our common stock are entitled to receive dividends, as and to the extent dividends may be declared by our Board of Directors, out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of shares of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and preferences to holders of our preferred stock. Holders of shares of our common stock are entitled to one vote per share on all matters on which stockholders are entitled to vote. The holders of a majority of the outstanding shares of our common stock entitled to vote constitute a quorum for taking action by the stockholders. Except for matters where a higher vote is required by law, the affirmative vote of the holders of shares of our common stock present or represented and entitled to vote is required to take any such action. Holders of shares of our common stock have no preemptive, conversion or other subscription rights. There are no redemption, sinking fund or call provisions applicable to our common stock.

SERIES C CUMULATIVE CONVERTIBLE PREFERRED STOCK

     The holders of the Series C Cumulative Convertible Preferred Stock are entitled to receive cumulative dividends, based on the $10,000 liquidation preference per share, at a rate of 10% per share per annum payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2006. The dividend rate is subject to increase to 14% upon the occurrence of certain events. The cumulative dividends may be paid at our option in either cash or in shares of our common stock.

     The Series C Cumulative Convertible Preferred Stock ranks senior to our Series A Convertible Preferred Stock, our Series B Convertible Preferred Stock and our common stock with respect to any distribution of assets upon our liquidation. In the event of our liquidation, holders of our Series C Cumulative Convertible Preferred Stock are entitled, after payment of our creditors, to receive a distribution prior in preference to any holder of our Series A Convertible Preferred Stock, our Series B Convertible Preferred Stock and our common stock of an amount per share equal to the greater of $10,000 per share of Series C Cumulative Convertible Preferred Stock, together with unpaid and accrued dividends (whether or not earned or declared), or the amount per share that a holder of Series C Cumulative Convertible Preferred Stock would have received if that holder had converted such Series C Cumulative Convertible Preferred Stock to shares of our common stock immediately prior to the occurrence of the event giving rise to the distribution. In the event the assets available to be distributed to the holders of our Series C Cumulative Convertible Preferred Stock are insufficient to pay the full preferential amount due such holders, the available assets will be distributed pro rata to the holders of Series C Cumulative Convertible Preferred Stock. In the event the assets available to be distributed to our stockholders exceed the amount necessary to pay the full preferential amount due to the Series C Cumulative Convertible Preferred Stock, then that excess will be distributed pro rata to the holders of our common stock and Series C Cumulative Convertible Preferred Stock, determined on an as-if-converted to common stock basis.

     In the event we offer equity securities or securities convertible into equity securities in the future, each holder of our Series C Cumulative Convertible Preferred Stock may elect to purchase, on the same terms and conditions in which we offer those securities to other purchasers, up to that portion of the securities that we propose to offer that equals the proportion that the number of shares of common stock that such holder owns, or has a right to acquire, bears to the total number of shares of common stock then outstanding (determined assuming the full conversion and exercise of all convertible and exercisable securities then outstanding). This participation right does not apply to (1) the conversion of the Series C Cumulative Convertible Preferred Stock, the exercise of warrants issued in connection with the Series C Cumulative Convertible Preferred Stock or the issuance of common stock as payment of dividends on the Series C Cumulative Convertible Preferred Stock, (2) the exercise of any warrants or options outstanding as of December 23, 2005, (3) the issuance of common stock, stock awards or stock options under, or granted pursuant to, any stock-based compensation plans, (4) the issuance of shares of common stock pursuant to a stock split, combination or subdivision of the outstanding shares of common stock, (5) the issuance of shares of common stock or their equivalents in connection with a bona-fide board-approved strategic transaction, where the primary purpose is not to provide financing to us, or (6) the issuance of additional shares of Series C Cumulative Convertible Preferred Stock and warrants to purchase common stock issued under the purchase agreement pursuant to which the Series C Cumulative Convertible Preferred Stock and warrants were sold.

     Except as provided by law, holders of our Series C Cumulative Convertible Preferred Stock generally vote together with our common stock as a single class on an as-if-converted to common stock basis and, subject to the ownership restriction described below, have full voting rights and powers equal to the voting rights and powers of holders of common stock. Holders of Series C Cumulative Convertible Preferred Stock are restricted from (i) converting Series C Cumulative Convertible Preferred Stock into common stock to the extent that such conversion would result in the holder owning more than 4.95% of our issued and outstanding common stock or (ii) voting together with the common stock on an as-if-converted to common stock basis in respect of more than 4.95% of our issued and outstanding common stock. Holders of Series C Cumulative Convertible Preferred Stock may elect, subject to certain conditions, including not less than 61 days prior written notice, to be exempt from this beneficial ownership cap. The approval of holders of 75% of the outstanding shares of our Series C Cumulative Convertible Preferred Stock, however, is required to (1) change the rights, preferences or privileges of the Series C Cumulative Convertible Preferred Stock, (2) create any new class of preferred stock or increase the authorized number of shares of any class of preferred stock ranking senior to the Series C Cumulative Convertible Preferred Stock, (3) redeem any class of our capital stock, other than the Series C Cumulative Convertible Preferred Stock,
(4) issue any shares of the Series A Convertible Preferred Stock or (4) declare the payment of a distribution other than a dividend or distribution paid according to the terms of the Series C Cumulative Convertible Preferred Stock.

     Shares of our Series C Cumulative Convertible Preferred Stock are convertible, at the option of the holder, at any time into shares of common stock. The number of shares of common stock into which each share of Series C Cumulative Convertible Preferred Stock is convertible is determined by dividing the liquidation value per share plus all accrued and unpaid dividends thereon by the then current conversion price. As of March 30, 2007, the conversion price is $1.05.

     If we fail or refuse to convert any shares of Series C Cumulative Convertible Preferred Stock in accordance with the terms of the Series C Cumulative Convertible Preferred Stock, the holders of our Series C Cumulative Convertible Preferred Stock are entitled to elect to require us to redeem their Series C Cumulative Convertible Preferred Stock. In the event of a redemption, the price that we are required to pay to redeem a share of Series C Cumulative Convertible Preferred Stock is an amount in cash equal to the greater of (1) all accrued but unpaid dividends as of the date the holder makes the demand for redemption with respect to each share to be redeemed plus the $10,000 liquidation preference per share or (2) the total number of shares of common stock into which such Series C Cumulative Convertible Preferred Stock is convertible multiplied by the then-current market price of the common stock.

     In the event we issue additional shares of common stock (other than (1) upon conversion of shares of Series C Cumulative Convertible Preferred Stock,
(2) to certain individuals pursuant to an employee stock incentive plan or written agreement approved by our board of directors (3) as a dividend or distribution on our Series C Cumulative Convertible Preferred Stock, (4) as part of a stock split, combination or subdivision of outstanding shares of common stock or (5) additional shares of Series C Cumulative Convertible Preferred Stock issued at additional closings under the same purchase agreement issuing the current outstanding Series C Cumulative Convertible Preferred Stock) at a price per share that is less than the conversion value of the Series C Cumulative Convertible Preferred Stock in effect immediately prior to the issuance of the additional shares of common stock, then we will adjust the conversion price of our Series C Cumulative Convertible Preferred Stock to be equal to the price per share at which the additional shares are issued.

     Subject to certain restrictions, the terms of the Series C Cumulative Convertible Preferred Stock provide that we may, at our option, cause all of the outstanding shares of Series C Cumulative Convertible Preferred Stock to be converted into shares of common stock if there is an effective registration statement under the Securities Act covering the common stock into which the Series C Cumulative Convertible Stock is convertible and if the daily market price of our common stock is at least ten times the then current exercise price per share and has been at or above such price per share for thirty consecutive trading days and the volume of common stock traded on the applicable stock exchange on each trading day is not less than 100,000 shares.

STOCKHOLDER RIGHTS PLAN

     The holders of our common stock have rights (the "rights") under a stockholder rights plan which was adopted by our Board of Directors on August 13, 1999, and which was amended on December 23, 2005. The rights, which entitle their holder to purchase a fractional share of a new class of preferred stock for each share of our common stock owned by the holder, attach to all certificates representing shares of our common stock outstanding at the close of business on August 13, 1999 and attach to any shares of common stock issued by us after August 13, 1999 and prior to the date the rights separate from the common stock certificates, as described in the following sentence. The rights will separate from the common stock and rights certificates will be issued on the earlier of (1) the tenth business day following the later of the date of a public announcement that a person, including its affiliates or associates (an "Acquiring Person"), except as described below, has acquired or obtained the right to acquire, beneficial ownership of 20% or more of our outstanding shares of common stock or the date on which any of our executive officers has actual knowledge that a person became an Acquiring Person or (2) the tenth business day following commencement of a tender offer or exchange offer that would result in any person or its affiliates and associates owning 20% or more of our outstanding common stock. Until a right is exercised, it does not give the holder thereof any rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

     If any person or group of affiliated or associated persons (other than us or our affiliates) shall become an Acquiring Person, each holder of a right will have the right to receive shares of our common stock (or, in certain circumstances, cash, property or other MacroChem securities) having a market value of two times the exercise price of the right. Also, in the event that we are acquired in a merger or other business combination, or more than 25% of our assets or earning power is sold, each holder of a right would have the right to exercise their right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the right. Following the occurrence of any of the events described in this paragraph, any rights that are, or (under certain circumstances specified in the stockholder rights plan) were, beneficially owned by any Acquiring Person shall immediately become null and void.

     Our Board of Directors may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable rights for shares of our common stock at an exchange ratio of one share of common stock per right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after August 13, 1999. Our Board of Directors, however, may not effect an exchange at any time after any person (other than (1) us, (2) any subsidiary of ours, (3) any employee benefit plan of ours or (4) any entity holding common stock for or pursuant to the terms of any employee benefit plan of ours), together with all its affiliates, becomes the beneficial owner of 50% or more of our outstanding common stock. Immediately upon the action of our Board of Directors ordering the exchange of any rights and without any further action and without any notice, the right of a holder to exercise its rights will terminate and a holder of rights will be entitled to receive only that number of shares of common stock equal to the number of rights held by the holder multiplied by the appropriate exchange ratio.

     The exercise price of the rights, and the number of one one-hundredths of a share of preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution
(1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock, (2) upon the grant to holders of the preferred stock of certain rights or warrants to subscribe for shares of the preferred stock or convertible securities at less than the current market price of the preferred stock or (3) upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding cash dividends paid out of our earnings or retained earnings and certain other distributions) or of subscription rights or warrants (other than those referred to above).

     At any time prior to the close of business on August 13, 2009 or the earlier redemption of the rights, our Board of Directors, by majority vote, may redeem the rights at a redemption price of $0.01 per right, as described in the stockholder rights plan. The stockholder rights plan may be amended by our Board of Directors at any time prior to the date on which the rights separate from the common stock without the approval of the holders of the rights. From and after the date of separation, the stockholder rights plan may be amended by our Board of Directors without the approval of the holders of the rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the stockholder rights plan or to make any other changes that do not adversely affect the interests of the holders of the rights (other than any Acquiring Person or its affiliates and associates, or their transferees).

     On December 23, 2005, the stockholder rights plan was amended to provide that the acquisition of our Series C Cumulative Convertible Preferred Stock and warrants to acquire shares of our common stock by the selling security holders pursuant to the securities purchase agreement, and any subsequent acquisition by them of common stock upon the conversion or exercise of those securities, would not result in the selling security holders becoming Acquiring Persons and would not trigger the separation of the rights from the common stock.

     The foregoing description of the rights does not purport to be complete and is qualified in its entirety by reference to the stockholder rights plan, a copy of which is an exhibit to the registration statement of which this prospectus is a part. The stockholder rights plan could make it more difficult, and therefore discourage attempts, to acquire control of us.

OTHER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     ADVANCED NOTICE PROCEDURES FOR STOCKHOLDER PROPOSALS. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may consider only proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although our bylaws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

PROVISIONS OF DELAWARE LAW GOVERNING BUSINESS COMBINATIONS

     We are subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in any "business combination" transactions with any "interested stockholder" for a period of three years after the date on which the person became an "interested stockholder," unless:

     o prior to such date, the Board of Directors approved either the "business combination" or the transaction which resulted in the "interested stockholder" obtaining such status;

     o upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the "interested stockholder") those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     o at or subsequent to such time the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66?% of the outstanding voting stock which is not owned by the "interested stockholder."

     A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                              PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of the selling security holders. Sales of shares may be made by selling security holders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the OTC Bulletin Board, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

     o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

     o purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

     o ordinary brokerage transactions and transactions in which the broker solicits purchases;

     o    through options, swaps or derivatives;

     o    in privately negotiated transactions;

     o    in making short sales or in transactions to cover short sales; and

     o    put or call option transactions relating to the shares.

     The selling security holders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

     The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

     The selling security holders and any broker-dealers that act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling security holders and each selling security holder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     The selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

     Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

     Upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

     o the name of each such selling security holder and of the participating broker-dealer(s);

     o    the number of shares involved;

     o    the initial price at which the shares were sold;

     o the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

     o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     o    other facts material to the transactions.

     In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling security holder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

     We are paying all expenses and fees in connection with the registration of the shares. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

                                  LEGAL MATTERS

     The validity of the issuance of the securities offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

                                     EXPERTS

     The financial statements for the years ended December 31, 2005 and December 31, 2006 appearing in this prospectus have been audited by Vitale, Caturano & Company, Ltd., an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements for the year ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the Company's ability to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                              FINANCIAL DISCLOSURE

     On January 24, 2006, Deloitte & Touche LLP ("Deloitte") resigned as our independent registered public accounting firm.

     Deloitte's report relating to the financial statements of the Company for the year ended December 31, 2004 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles, except the report contained an explanatory paragraph relating to the Company's ability to continue as a going concern.

     During the Company's fiscal year ended December 31, 2004, and through January 24, 2006, the date which Deloitte resigned, the Company had no disagreement with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Deloitte's satisfaction, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its report for such period. During the Company's fiscal year ended December 31, 2004, and through January 24, 2006, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

     On February 14, 2006 and effective the same date, on the recommendation of the Company's Audit Committee, the Company engaged Vitale, Caturano & Company Ltd. ("Vitale") as its independent registered public accounting firm to audit the Company's financial statements as of and for the fiscal year ending December 31, 2005 and to perform procedures related to the financial statements included in the Company's quarterly reports on Form 10-Q, beginning with quarter ended March 31, 2006.

     During the two most recent fiscal years and through February 14, 2006, the Company has not consulted with Vitale on any matter which was the subject of any disagreement or any reportable event as defined in Regulation S-K Item 304(a)(1)(iv) and Regulation S-K Item 304(a)(1)(v), respectively, or on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, relating to which either a written report was provided to the Company or oral advice was provided that Vitale concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue.

                       WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock that may be sold under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and the common stock, you should refer to the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's web site at HTTP://WWW.SEC.GOV. You may also read and copy any document we file with the SEC at its public reference facility:

                              Public Reference Room
                                100 F Street N.E.
                             Washington, D.C. 20549

     You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street N.E., Washington, DC 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facility and copying charges.

                              MACROCHEM CORPORATION

              INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                                        Page

Report of independent registered public accounting firms                 F-1

Balance sheets as of December 31, 2005 and December 31, 2006             F-3

Statements of Operations for the years ended December 31, 2004,
  December 31, 2005 and December 31 2006                                 F-4

Statements of stockholders' equity as of January 1, 2004 and for the years ended December 31, 2004, December 31, 2005
  and December 31, 2006                                                  F-5

Statements of cash flows for the years ended December 31, 2004,
  December 31, 2005 and December 31, 2006                                F-6

Notes to Financial Statements                                            F-8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MacroChem Corporation:

We have audited the accompanying balance sheets of MacroChem Corporation (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Standards Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123(R), "Share-Based Payment," effective January 1, 2006.

/s/ VITALE, CATURANO & COMPANY, LTD.

Boston, Massachusetts
March 30, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MacroChem Corporation:

We have audited the accompanying balance sheet of MacroChem Corporation (the "Company") as of December 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements at December 31, 2004, the Company's recurring losses from operations raised substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note
1. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 24, 2005

                              MACROCHEM CORPORATION
                                 BALANCE SHEETS

                                                             FISCAL YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                                  2006           2005
ASSETS                                                      -------------  ----------------
                                                                              (Restated
                                                                              See Note 1)

Current assets:
      Cash and cash equivalents                             $     738,264   $   3,023,436
      Short-term investments                                    4,157,038             ---
      Prepaid expenses and other current assets                   153,660         106,761
                                                             ------------    ------------
          Total current assets                                  5,048,962       3,130,197
                                                             ------------    ------------
Property and equipment, net                                        37,391          72,203
                                                             ------------    ------------

Patents, net                                                      567,604         579,053
                                                             ------------    ------------

Total assets                                                $   5,653,957   $   3,781,453
                                                             ============    ============
LIABILITIES
Current liabilities:
      Accounts payable                                      $      85,473   $     125,478
      Accrued expenses and other liabilities                      183,362         249,552
                                                             ------------    ------------
          Total current liabilities                               268,835         375,030

Warrants liability                                                870,098       1,795,700
                                                             ------------    ------------
Total liabilities                                               1,138,933       2,170,730
                                                             ------------    ------------

Commitments and contingencies (Note 1)

Preferred stock, $.01 par value, 6,000,000 shares
     authorized; liquidation value of $8,053,400
     and $2,500,000, 805 and 250 shares Series C
     Convertible issued and outstanding at
     December 31, 2006 and December 31, 2005,
     respectively (Notes 5)                                       333,783         330,243
                                                             ------------    ------------


STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 100,000,000 shares
      authorized; 2,620,679 and 997,438 shares
      issued at December 31, 2006 and December
      31, 2005, respectively                                       26,206           9,974
Additional paid-in capital                                     85,599,924      83,914,608
Accumulated deficit                                          (81,385,779)    (82,584,992)
Less treasury stock, at cost, 529 shares at
      December 31, 2006 and December 31, 2005                    (59,110)        (59,110)
                                                             ------------    ------------
Total stockholders' equity                                      4,181,241       1,280,480
                                                             ------------    ------------

Total liabilities and stockholders' equity                  $   5,653,957   $   3,781,453
                                                             ============    ============

See notes to financial statements.


                              MACROCHEM CORPORATION
                            STATEMENTS OF OPERATIONS

                                                                        FISCAL YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------
                                                                    2006            2005            2004
                                                               -------------  ---------------  --------------

REVENUES:                                                      $       ---     $        ---     $        ---
                                                               -----------     ------------     ------------
OPERATING EXPENSES:
     Research and development                                      679,759        2,291,721        4,221,039
     Marketing, general and administrative                       3,713,006        2,988,092        4,158,452
     Costs associated with staff reduction and transition
         agreements                                                    ---          546,212              ---
                                                               -----------     ------------     ------------
         TOTAL OPERATING EXPENSES                                4,392,765        5,826,025        8,379,492
                                                               -----------     ------------     ------------
LOSS FROM OPERATIONS                                           (4,392,765)      (5,826,025)      (8,379,492)

OTHER INCOME:
     Interest income                                               243,429           65,550          104,971
     Gain on change in value of warrant liability                6,100,615              ---              ---
                                                               -----------     ------------     ------------
         TOTAL OTHER INCOME (NOTES 1 AND 5)                      6,344,044           65,550          104,971
                                                               -----------     ------------     ------------

NET INCOME (LOSS)                                              $ 1,951,279     $(5,760,475)     $(8,274,521)
                                                               ===========     ============     ============
BENEFICIAL CONVERSION FEATURE (NOTE 5)                         $  (11,895)     $  (330,243)     $        ---

DIVIDEND ON SERIES C CUMULATIVE PREFERRED STOCK                $ (752,066)     $        ---     $        ---
                                                               -----------     =-----------     ------------
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS          $ 1,187,318     $(6,090,718)     $(8,274,521)
                                                               ===========     ============     ============

BASIC NET INCOME (LOSS) PER COMMON SHARE                       $      0.84     $     (6.25)     $     (9.23)
                                                               ===========     ============     ============

DILUTED NET INCOME (LOSS)
     PER COMMON SHARE                                          $      0.24     $     (6.25)     $     (9.23)
                                                               ===========     ============     ============

WEIGHTED AVERAGE SHARES USED TO COMPUTE BASIC NET INCOME
     (LOSS) PER COMMON SHARE                                     1,423,665          974,367          896,039
                                                               ===========     ============     ============

WEIGHTED AVERAGE SHARES USED TO COMPUTE DILUTED NET INCOME
     (LOSS) PER COMMON SHARE                                     8,260,510          974,367          896,039
                                                               ===========     ============     ============


See notes to financial statements.


                              MACROCHEM CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY


                   COMMON STOCK SHARES              ADDITIONAL                                              COST OF       TOTAL
                  --------------------   COMMON      PAID-IN     UNEARNED    ACCUMULATED                    TREASURY   STOCKHOLDERS'
                   ISSUED     TREASURY    STOCK      CAPITAL   COMPENSATION    DEFICIT       SUBTOTAL        STOCK        EQUITY
------------------------------------------------------------------------------------------------------------------------------------
BALANCE,
  JANUARY 1, 2004   784,387   (2,770)     7,843    76,100,544    (2,451)     (68,549,996)      7,555,941   (319,621)       7,236,320
                  =========   =======   =======    ==========   ========    =============   ============  ==========    ============

Stock based
  compensation          ---       ---       ---        26,740      2,451              ---         29,191         ---          29,191
Exercise of
  common stock
  options             9,011       ---        90       443,727        ---              ---        443,817         ---         443,817
Stock issued
  to 401(k) trust       ---     1,288       ---      (91,411)        ---              ---       (91,411)     150,471          59,060
Issuance of
  common stock,
  net               128,619       ---     1,286     6,679,989        ---              ---      6,681,275         ---       6,681,275
Issuance of
  restricted stock    4,268       ---        43       161,319        ---              ---        161,362         ---         161,362
Net loss                ---       ---       ---           ---        ---      (8,274,521)    (8,274,521)         ---     (8,274,521)
                  ---------   -------   -------   -----------   --------   -------------   ------------   ----------    ------------


BALANCE,
  DECEMBER 31,
  2004              926,285   (1,482)   $ 9,263   $83,320,908   $     ---   $(76,824,517)   $  6,505,654  $(169,150)    $  6,336,504
                  =========   =======   =======   ===========   =========   =============   ============  ==========    ============

Exercise of
  warrants            6,012       ---        60        87,440         ---             ---         87,500         ---          87,500
Stock issued to
  401(k) trust          ---       953       ---      (94,431)         ---             ---       (94,431)     110,040          15,609
Issuance of common
  stock, net         65,141       ---       651       417,430         ---             ---        418,081         ---         418,081
Issuance of
  warrants in
  connection with sale
  of common stock      ---       ---       ---       183,260         ---             ---        183,260         ---          183,260
Net loss               ---       ---       ---           ---         ---     (5,760,475)    (5,760,475)         ---      (5,760,475)
                   --------   -------   -------   -----------   ---------   -------------   ------------  ----------    ------------


BALANCE,
  DECEMBER 31,
  2005              997,438     (529)   $  9,974  $83,914,608   $     ---   $(82,584,992)   $  1,339,590  $ (59,110)    $  1,280,480
                  =========   =======   ========  ===========   =========   =============   ============  ==========    ============

Non-cash dividend
  paid on preferred
  stock           1,429,700       ---    14,297       737,769         ---       (752,066)            ---         ---             ---
Stock-based
  compensation
  expense               ---       ---       ---       941,127         ---             ---        941,127         ---         941,127
Conversion of
  preferred stock
  to common         193,541       ---     1,935         6,420         ---             ---          8,355         ---           8,355
Net income              ---       ---       ---           ---         ---   $   1,951,279   $  1,951,279         ---    $  1,951,279
                  ---------   -------   -------   -----------   ---------   -------------   ------------  ----------    ------------


BALANCE,
  DECEMBER 31,
  2006            2,620,679     (529)   $26,206   $85,599,924   $     ---   $(81,385,779)   $  4,240,351  $ (59,110)    $  4,181,241
                  =========   =======   =======   ===========   =========   =============   ============  ==========    ============

See notes to financial statements.

                                         MACROCHEM CORPORATION
                                        STATEMENTS OF CASH FLOWS


                                                                         Year Ended December 31,
                                                           --------------   --------------   --------------
                                                                2006             2005             2004
                                                           --------------   --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss)                                     $    1,951,279    $ (5,760,475)   $  (8,274,521)

   Adjustments to reconcile net income (loss) to
       net cash used by operating activities:
       Depreciation and amortization                               87,031          175,024          172,906
       Stock-based compensation                                   941,127              ---          190,553
       Loss on disposal                                               ---              ---              767
       401(k) contributions in company common stock                   ---           15,610           59,060
       Deferred rent                                                  ---          (5,509)         (27,854)
       Reduction to capitalized patents                               ---              ---          124,853
       (Gain) on change in value of warrant liability         (6,100,615)              ---              ---
   Change in assets and liabilities:
       Prepaid expenses and other current assets                 (46,900)          222,147         (12,842)
       Accounts payable and accrued expenses                    (106,195)        (392,821)        (212,111)
       Deposits                                                       ---              ---           29,193
                                                           --------------   --------------   --------------

Net cash used in operating activities                         (3,274,272)      (5,746,024)      (7,949,996)
                                                           --------------   --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Sales of short-term investments                                  ---        1,185,406        2,000,000
     Purchases of short-term investments                      (4,157,038)              ---         (15,883)
     Expenditures for property and equipment                          ---         (14,519)         (73,526)
     Additions to patents                                        (40,770)        (105,080)         (36,591)
                                                           --------------   --------------   --------------

Net cash (used in) provided by investing activities           (4,197,808)        1,065,807        1,874,000
                                                           --------------   --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Net proceeds from issuance of Series C
       Cumulative Convertible Preferred Stock                   5,186,908        2,125,943              ---
     Net proceeds from sale of common stock                           ---          601,342        6,681,275
     Proceeds from exercise of warrants                               ---           87,500          443,817
                                                           --------------   --------------   --------------

Net cash provided by financing activities                   $   5,186,908    $   2,814,785   $    7,125,092
                                                           --------------   --------------   --------------


See notes to financial statements.                                  (Continued)

                              MACROCHEM CORPORATION
                      STATEMENTS OF CASH FLOWS (Continued)


                                                                          Years Ended December 31,
                                                            ---------------- ----------------- ----------------
                                                                 2006              2005             2004
                                                                 ----              ----             ----
NET CHANGE IN CASH
     AND CASH  EQUIVALENTS                                  $ (2,285,172)    $(1,865,432)      $   1,049,096

CASH AND CASH EQUIVALENTS,
     BEGINNING OF YEAR                                         3,023,436       4,888,868           3,839,772
                                                            -------------    -------------     --------------

CASH AND CASH EQUIVALENTS,
     END OF YEAR                                            $    738,264     $ 3,023,436       $   4,888,868
                                                            =============    =============     ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for taxes                                         $        ---     $       ---       $         ---
Cash paid for interest                                      $        ---     $       ---       $         ---
Non-cash dividend to Series C Preferred stockholders        $    752,066     $       ---       $         ---
Beneficial conversion feature associated with Series C
     Preferred Stock                                        $     11,895     $   330,243       $         ---
Conversion of Series C Preferred Stock to Common            $      8,355     $       ---       $         ---


See notes to financial statements.

                              MACROCHEM CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

     All references to share amounts, share prices and per share data in these Notes to Financial Statements reflect both the 1-for-7 reverse stock split effected on December 30, 2005 and the 1-for-6 reverse stock split effected on February 9, 2006. Accordingly, where appropriate, share amounts, share prices and per share data have been adjusted to give retroactive effect to the reverse splits.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

     MacroChem Corporation (the "Company") is a specialty pharmaceutical company that develops and seeks to commercialize pharmaceutical products using its proprietary drug delivery technologies.

     The Company has been engaged primarily in research and development since its inception in 1981 and has derived limited revenues from the commercial sale of its products, licensing of certain technology and feasibility studies. The Company has had no revenues relating to the sale of any products currently under development. The Company has incurred losses from operations every year since its inception and the Company anticipates that operating losses may continue for the foreseeable future. At December 31, 2006 and 2005, the Company's accumulated deficit was approximately $81.4 million and $82.6 million, respectively . The Company's ability to continue operations after its current capital resources are exhausted depends on its ability to obtain additional financing and achieve profitable operations, as to which no assurances can be given. The Company believes that its existing cash, cash equivalents and short-term investments will be sufficient to fund operations under the Company's current plan for at least the next twelve months. The Company's cash requirements may vary materially from those now planned because of changes in the focus and direction of its research and development programs, competitive and technical advances, patent developments or other developments.

     The Company organizes itself as one segment reporting to the chief executive officer. Products and services consist primarily of research and development activities in the pharmaceutical industry.

     The year end December 31, 2005 balance sheet has been restated to reflect the changes in the accounting for the Series C Cumulative Preferred Stock Offering (Note 5). In connection with the offering, the Company issued warrants to the private placement agent for services rendered. The fair value of the award was originally accounted for as an offset to the proceeds of the Series C Preferred offering and a credit to additional paid in capital. Upon further review of the terms of the warrants, it was determined that the private placement agent's warrants' put feature enables the holder, at their option, to require the Company to repurchase the award for cash in the event of a change in control. The Company determined that the warrants meet the definition of a derivative investment as defined in SFAS 133, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," and should be adjusted to its current fair value at each reporting period and classified as a warrant liability. As such, the Balance Sheet has been adjusted to reflect a reclass of $174,922 from additional paid in capital to warrant liability. There was no impact on the Statement of Operations or the Statement of Cash Flows for the year ended December 31, 2005. As a result of the error, each of the quarters ended March 31, June 30 and September 30, 2006 have been restated. (See Note 9.)

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The primary estimates underlying the Company's financial statements include the fair market value of warrants included in liabilities, the carrying value and useful lives of the Company's patents and property and equipment, the valuation allowance established for the Company's deferred tax assets, and the underlying assumptions to apply the pricing model to value stock options under SFAS No. 123(R). Management bases its estimates on certain assumptions, which it believes are reasonable in the circumstances, and while actual results could differ from those estimates, management does not believe that any change in those assumptions in the near term would have a significant effect on the financial position or the results of operations.

     FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of cash, cash equivalents, short-term investments, accounts payable and accrued expenses approximate their fair value because of their short-term nature.

     CONCENTRATION OF RISK - Cash, cash equivalents and short-term investments at December 31, 2006 and 2005 are primarily comprised of certificates of deposit.

     CASH AND CASH EQUIVALENTS - Cash equivalents consist of short-term, highly liquid investments with a maturity of three months or less when purchased.

     SHORT-TERM INVESTMENTS - Short-term investments are liquid certificates of deposit with a carrying value of $4,157,038 at December 31, 2006 and $0 in 2005.

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years.

     PATENTS - The Company has filed applications for United States and foreign patents covering aspects of its technology. Costs and expenses incurred in connection with pending patent applications are deferred. Costs related to successful patent applications are amortized over the estimated useful lives of the patents, not exceeding 20 years, using the straight-line method. Accumulated patent costs and deferred patent application costs related to patents that are considered to have limited future value are charged to expense. Accumulated amortization aggregated approximately $376,228 and $324,008, respectively, at December 31, 2006 and 2005. On an on-going basis, the Company evaluates the recoverability of the net carrying value of various patents by reference to the patent's expected use in drug and other research activities as measured by outside interest in the Company's patented technologies and management's determination of potential future uses of such technologies.

     LONG-LIVED ASSETS - The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of such assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Following a complete review of the results of a Phase 2 pharmacodynamic study of Topiglan in 2004 in which Topiglan did not meet its primary clinical endpoints, the Company recorded a reduction of $124,853 to the carrying value of certain patent assets related to Topiglan.

     RESEARCH AND DEVELOPMENT - Research and development costs are charged to operations as incurred. Such costs include proprietary research and development activities and expenses associated with research and development contracts, whether performed by the Company or contracted with independent third parties.

     STOCK BASED COMPENSATION - ADOPTION OF SFAS 123(R)

     Prior to January 1, 2006, the Company accounted for stock-based compensation issued to employees using the intrinsic value method, which follows the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Generally, no stock-based employee compensation cost related to stock options was reflected in net income, as all options granted under stock-based compensation plans had an exercise price equal to the market value of the underlying common stock on the grant date. Compensation cost related to restricted stock units granted to non-employee directors and certain key employees was reflected as an expense as services were rendered.

     On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," using the modified prospective method, which requires measurement of compensation cost for all stock awards at fair value on the date of grant and recognition of compensation over the requisite service period for awards expected to vest. The fair value of stock options is estimated using the Black-Scholes valuation model, and the fair value of restricted stock units is determined based on the number of shares granted and the quoted price of the Company's common stock on the date of grant. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical employee attrition rates. Actual results, and future changes in estimates, may differ substantially from the Company's current estimates.

     Stock based compensation expense for the years ended December 31, 2006, 2005 and 2004 is as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                   -----------------------
                                                2006           2005       2004
                                                ----           ----       ----

     Research and development                 $    ---       $   ---     $ 8,069
     Marketing, general and administrative     941,127           ---      21,122
                                              --------       -------     -------
                                              $941,127       $   ---     $29,191
                                              ========       =======     =======

     On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position SFAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided the FASB Staff Position for calculating the tax effects (if any) of stock-based compensation expense pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact to the additional paid-in capital pool and the consolidated statements of operations and cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

     INCOME TAXES - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax assets and liabilities are determined based upon the difference between the financial reporting basis and the tax basis of existing assets and liabilities using enacted tax rates expected to be in effect in the year(s) in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets if it is more likely than not that such assets will not be realized.

     REVERSE STOCK SPLIT - On December 30, 2005, the Company implemented a 1-for-7 reverse stock split of its common stock and on February 9, 2006, the Company implemented a subsequent 1-for-6 reverse stock split of its common stock. Unless otherwise noted, data used throughout the Financial Statements have been adjusted to reflect these reverse splits.

     BASIC AND DILUTED INCOME OR (LOSS) PER SHARE - Basic earnings per share is computed using the weighted average number of common shares outstanding during each year. Diluted earnings per common share for the year ended December 31, 2006 reflect the effect of the Company's outstanding Series C Convertible Preferred shares, options and warrants, except where such items would be anti-dilutive. For the years ended December 31, 2005 and 2004, potential common shares are not included in the per share calculations for diluted EPS, because the effect of their inclusion would be anti-dilutive. Anti-dilutive potential shares from stock options and warrants not included in per share calculations under the treasury stock method for 2006, 2005 and 2004 were 9,769,170, 2,807,673 and 155,919 shares, respectively.

BASIC AND DILUTED INCOME (LOSS) PER SHARE                                    YEAR ENDED DECEMBER 31,
                                                             ---------------------------------------------------
                                                                  2006              2005               2004
                                                                  ----              ----               ----
Basic net income (loss) attributable to common
   stockholders (Numerator)                                  $    1,187,318   $   (6,090,718)    $   (8,274,521)
                                                             --------------   ---------------    ---------------

Dividend on Series C Cumulative Preferred Stock              $      752,066   $           ---    $           ---
                                                             --------------   ---------------    ---------------

Net income (loss) used to compute diluted net income
   (loss) per common share (Numerator)                       $    1,939,384   $   (6,090,718)    $   (8,274,521)
                                                             --------------   ---------------    ---------------

Basic net income (loss) per common share                     $         0.84   $        (6.25)    $        (9.23)

Diluted net income (loss) per common share                   $         0.24   $        (6.25)    $        (9.23)

Weighted average shares used to compute basic net
   income (loss) per common share (Denominator)                   1,423,665           974,367            896,039

Weighted average shares used to compute diluted net
   income (loss) per common share (Denominator)                   8,260,510           974,367            896,039

     RECENT ACCOUNTING PRONOUNCEMENT - In June 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109 "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 becomes effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its financial position or results of operations.

     In September 2006, the FASB issued Statement 157 "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value financial instruments. SFAS 157 becomes effective for fiscal years beginning after November 15, 2007. The Company will adopt this statement prospectively once it is effective and applicable. The Company does not expect SFAS 157 to have a material impact on its financial position or results of operations.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to provide additional information that will help investors and other financial statement users to more easily understand the effect of the company's choice to use fair value on its earnings. Finally, SFAS 159 requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted. The Company is currently assessing the impact of SFAS 159 which it will be required to adopt.

     In September 2006, the Securities and Exchange Commission issued SAB 108, which provided guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 was effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's financial position or results of operations.

2.   PROPERTY AND EQUIPMENT.

     Property and equipment consists of the following as of December 31:

                                              2006                 2005
                                         ------------         ------------

        Laboratory equipment             $  1,139,249         $  1,139,249
        Office equipment                      489,459              489,459
        Leasehold improvements                250,049              250,049
                                         ------------         ------------
               Total                        1,878,757            1,878,757

        Less:  accumulated depreciation   (1,841,366)          (1,806,554)
                                         ------------         ------------

        Property and equipment, net      $     37,391         $     72,203
                                         ============         ============
3.   ACCRUED EXPENSES.

     Accrued expenses and other liabilities consists of the following as of December 31:

                                  2006            2005
                               ---------       ---------

Accrued professional fees      $ 98,300        $115,192
Accrued vacation                 31,103             ---
Accrued vendor invoices          53,959         134,360
                               --------        --------
                               $183,362        $249,552
                               ========        ========

4.  STOCK-BASED COMPENSATION

     STOCK INCENTIVE PLANS - The Company has granted options to purchase the Company's common stock to employees and directors under various stock incentive plans. Under the plans, employees and non-employee directors are eligible to receive awards of various forms of equity-based incentive compensation, including stock options, restricted stock, and performance awards, among others. The plans are administered by the Board of Directors or the Compensation Committee of the Board of Directors, which determine the terms of the awards granted. Stock options are generally granted with an exercise price equal to the market value of a share of common stock on the date of grant, have a term of ten years or less, and vest over terms of two to three years from the date of grant.

     STOCK OPTION PLANS - The Company has two stock option plans, the 1994 Equity Incentive Plan (1994 Plan) and the 2001 Incentive Plan (the 2001 Plan).

     Under the terms of the 1994 Plan, the Company may no longer award any options. All options previously granted under the 1994 Plan may be exercised at any time up to ten years from the date of award.

     Under the terms of the 2001 Plan, the Company may grant options to purchase up to a maximum of 1,373,809 shares of common stock to certain employees, directors and consultants. On May 18, 2006, at the Company's Annual Meeting of Stockholders, the Company's stockholders approved an amendment to the Company's 2001 Incentive Plan to increase the number of shares of Common Stock authorized for issuance under the Incentive Plan by 1,250,000 from 123,809, resulting in a maximum of 1,373,809 shares of Common Stock that may be granted as options. The options may be awarded as incentive stock options (employees only) and non-incentive stock options (certain employees, directors and consultants).

     The 2001 Plan and the 1994 Plan state that the exercise price of options shall not be less than fair market value at the date of grant. Under the terms of the 1994 Plan, the Company may no longer award any options. All options previously granted under the 1994 Plan may be exercised at any time up to ten years from the date of the award. The 2001 Plan has a total of 1,373,809 shares reserved for issuance, as of December 31, 2006, there were outstanding options of 77,155 with 1,296,654 shares remaining available for future grants.

     STOCK-BASED COMPENSATION - Prior to January 1, 2006, the Company had followed Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, which resulted in the accounting for grants of awards to employees at their intrinsic value in the consolidated financial statements. Accordingly, no compensation expense was recorded for options issued to employees in fixed amounts and with fixed exercise prices equal to the fair market value of the Company's common stock at the date of grant. Effective January 1, 2006, the Company adopted FAS No. 123(R), "Accounting for Stock-Based Compensation," ("FAS 123(R)") using the modified prospective method, which results in the provisions of FAS 123(R) being applied to the financial statements on a going-forward basis. FAS 123(R) requires companies to recognize stock-based compensation awards granted to its employees as compensation expense on a fair value method. Under the fair value recognition provisions of FAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the service period, which generally represents the vesting period. The grant date fair value of stock options is calculated using the Black-Scholes option-pricing model and the grant date fair value of restricted stock is based on intrinsic value. The expense recognized over the service period is required to include an estimate of the awards that will be forfeited.

     All stock-based awards to non-employees are accounted for at their fair market value in accordance with FAS 123(R) and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Under this method, the equity-based instrument was valued at either the fair value of the consideration received or the equity instrument issued on the date of grant. The resulting compensation cost was recognized and charged to operations over the service period, which was usually the vesting period.

     As a result of adopting FAS 123(R), the impact to the Statement of Operations for 2006 was $941,127, or $0.07 per share, all of which was recorded in marketing, general and administrative.

     For purposes of recording stock option-based compensation expense as required by Statement No. 123(R), the fair values of each stock option granted under the Company's stock option plan for the fiscal year ended December 31, 2006 were estimated as of the date of grant using the Black-Scholes option-pricing model.

     The fair values of all stock option grants issued were determined using the following assumptions:

                                                    YEAR ENDED DECEMBER 31, 2006
                                                    ----------------------------

      Risk-free interest rate                                4.86%
      Expected life of option grants                        6 years
      Expected volatility of underlying stock                 102%
      Expected dividend payment rate, as a percentage
        of the stock price on the date of grant                0%

     The dividend yield assumption is based on the Company's history and expectation of future dividend payouts. The Company estimated stock price volatility using the historical volatility in the market price of its common stock for the expected term of the options. The risk-free interest rate assumption is based upon the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

     As share-based compensation expense is recognized based on awards ultimately expected to vest, it must be reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeiture rates are calculated based on actual historical forfeitures.

     The expected life of employee stock options represents the weighted-average period the stock options are estimated to remain outstanding. The expected life of employee stock options is, in part, a function of the options' remaining contractual life and the extent to which the option is in-the-money (i.e., the average stock price during the period is above the strike price of the stock option). The Company estimates that, based on these variables, options are likely on average to be exercised in approximately 6 years.

     SFAS No. 123 requires the presentation of pro forma information for the comparative periods prior to the adoption as if all of the Company's employee stock options had been accounted for under the fair value method of the original SFAS No. 123. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation in the prior-year periods:

                                                               2005             2004
                                                          -------------     -------------
Net loss attributable to common
     stockholders as reported                             $ (6,090,718)     $ (8,274,521)

Add:  Stock-based employee compensation
     expense included in reported net loss                          ---             7,325

Deduct:  Total stock-based employee
     compensation measured using the fair
     value method                                             (733,414)       (1,038,725)
                                                          -------------     -------------

Pro forma net loss                                        $ (6,824,132)     $ (9,305,921)
                                                          =============     =============

Basic and diluted net loss per share - as
     reported                                             $      (6.25)     $      (9.23)
                                                          =============     =============

Basic and diluted net loss per share - pro
     forma                                                $      (7.00)     $     (10.39)
                                                          =============     =============

     For purposes of determining the disclosures required by SFAS No. 123, the fair values of each stock option granted in the fiscal years ended December 31, 2005 and 2004 under the Company's stock option plan were estimated on the date of grant using the Black-Scholes option-pricing model. The Company granted 9,142 and 31,319 options under its Stock Option Plans for the years ended December 31, 2005 and 2004, respectively.

     The Company uses the Black-Scholes option-pricing model to estimate the fair value of the options at the grant date. The weighted average grant date fair value of all stock option grants issued for the years ended December 31, 2005 and 2004 was $91,907 and $178,852, respectively, using the following assumptions:

                                                                   YEAR ENDED DECEMBER 31,
                                                                   2005              2004
                                                                   ----              ----
             Risk-free interest rate                              4.25%             4.14%
             Expected dividend yield                                 0$                0%
             Volatility                                            100%               97%
             Forfeiture rate                                        10%               15%
             Expected life of option grants (years)             6 years           6 years

     STOCK OPTION ACTIVITY - During the year ended December 31, 2006, the Company granted stock options to existing employees and Directors, as part of the Company's yearly review process. All such options were granted with exercise prices equal to the current market value of the underlying common stock on the date of grant. Stock option activity under the 1994, and 2001 Plans was as follows:

                                                                                        WEIGHTED-
                                                                         WEIGHTED         AVERAGE       AGGREGATE
                                                                          AVERAGE       REMAINING       INTRINSIC
                                                        NUMBER OF     EXERCISE PRICE   CONTRACTUAL        VALUE
                                                          SHARES        PER SHARE         TERM
                                                                      $      171.78
BALANCE, JANUARY 1, 2004                                     87,007
   Granted                                                    9,142           68.04
   Exercised                                                    ---             ---
   Canceled                                                (11,619)          125.16
                                                      -------------   -------------
BALANCE, DECEMBER 31, 2004                                   84,530          167.16
   Granted                                                   39,319           12.67
   Exercised                                                    ---             ---
   Canceled                                                (17,153)           29.85
                                                      -------------   -------------
BALANCE, DECEMBER 31, 2005                                  106,696          132.24
   Granted                                                  988,000            1.58
   Exercised                                                    ---             ---
   Canceled                                                (39,003)          136.04
                                                      -------------   -------------
BALANCE, DECEMBER 31, 2006                                1,055,693   $       10.21            8.92   $         ---
                                                      =============   =============   =============   =============
Exercisable, December 31, 2006                              408,436   $       23.43            8.69             ---
Exercisable, December 31, 2005                               88,360   $      153.81            3.72   $         ---
Exercisable, December 31, 2004                               67,993   $      192.78             ---             ---

     The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2006 as follows:

                                                 OUTSTANDING               WEIGHTED                        WEIGHTED
                                               WEIGHTED-AVERAGE            AVERAGE        EXERCISABLE      AVERAGE
                           NUMBER OF               REMAINING               EXERCISE          NUMBER        EXERCISE
        EXERCISE PRICE      SHARES        CONTRACTUAL LIFE (IN YRS)         PRICE          OF SHARES        PRICE
        --------------      ------        -------------------------         -----          ---------       --------
        $0.45 - $10.50       54,937                  5.1                    $2.80           28,977            $2.28
       $17.22 - $48.30       19,277                  7.3                   $28.83           19,277           $28.83
       $53.34 - $76.44        8,696                  6.7                   $70.65            5,496           $71.78
     $106.30 - $246.75        9,616                  4.1                  $188.52            9,616          $188.52
     $254.94 - $532.90       18,167                  3.1                  $313.85           18,167          $313.85

     As of December 31, 2006, there was $535,008 of total expected unrecognized compensation cost related to unvested stock options granted under the Company's stock-based compensation plans. That cost is expected to be recognized over a period of three years.

     STOCK AND STOCK OPTION ISSUANCES TO NON-EMPLOYEES - During 2006 and 2005, there were no options granted to non-employees or consultants. During 2004, the Company issued stock grants and options to consultants and recorded unearned compensation of $15,322.

     STOCK AND STOCK OPTION ISSUANCES OUTSIDE THE STOCK OPTION PLANS - During 2006, options to purchase an aggregate of 945,000 shares of common stock were granted to executive officers and directors of the Company. One third of the options vested on the date of grant and the remaining options vest over a two year period with an exercise price of $1.62. On the date of the grant, the per share fair value of these options was $1.32.

     During 2006, 75,000 shares of restricted stock were granted to Robert J. DeLuccia, the Company's Chief Executive Officer. The restricted stock vests if and when the Company's common stock trades at or above $4.00 per share for thirty consecutive trading days. No compensation expense was recorded as vesting was not considered probable.

     During 2003, an option to purchase 11,904 shares of common stock was granted to Robert J. DeLuccia, the Company's new Chief Executive Officer, of which 3,571 shares vested immediately, with the remainder vesting over two years, with an exercise price of $44.52 per share.

5.   STOCKHOLDERS' EQUITY.

     AUTHORIZED CAPITAL STOCK - Authorized capital stock consists of 100,000,000 shares of $.01 par value common stock of which 2,620,679 shares are issued (2,620,150 are outstanding) and 21,431,437 are reserved for issuance upon exercise of common stock options and warrants and conversion of Series C Cumulative Convertible Preferred Stock at December 31, 2006. Authorized preferred stock totals 6,000,000 shares, of which 500,000 shares have been designated Series A Preferred Stock, 600,000 shares have been designated Series B Preferred Stock and 1,500 shares have been designated Series C Cumulative Convertible Preferred Stock of which 805 shares were outstanding at December 31, 2006. The Series C Preferred Stock has a liquidation value of $10,000 per share, is entitled to a dividend of 10% per annum, payable in cash or shares of our common stock at our option, which dividend rate is subject to increase to 14% upon the occurrence of certain events. The Series C Preferred Stock is redeemable at the holder's election in the event the Company fails or refuses to convert any shares of Series C Preferred Stock in accordance with the terms of the Certificate of Designation, Rights and Preferences of the Series C Preferred Stock. The number of shares of common stock into which each share of Series C Preferred Stock is convertible is determined by dividing the liquidation value per share plus all accrued and unpaid dividends thereon by $1.05. During 1998, the Company's Board of Directors authorized the repurchase of up to 23,809 shares of common stock at market price. The Company repurchased no shares in 2004, 2005 and 2006. At December 31, 2006, 529 repurchased shares remain available for future use and 16,180 shares are available to be repurchased.

     SERIES C CONVERTIBLE PREFERRED STOCK - On December 23, 2005, pursuant to the terms of a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement"), the Company completed the first closing of a private placement (the

"Series C Financing") in which institutional investors (the "Purchasers") acquired 250 shares of Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") and six-year warrants (the "Warrants") to purchase 2,380,951 shares of common stock at an exercise price of $1.26 per share, for an aggregate purchase price of $2.5 million (the "First Closing"). The net proceeds from the First Closing were $2,125,943. In the second closing of the Series C Financing, on February 13, 2006, the Company issued to institutional investors
575.5 shares of Series C Preferred Stock and six-year warrants to purchase 5,480,961 shares of the Company's common stock at an exercise price of $1.26 per share, for an aggregate purchase price of approximately $5.75 million (the "Second Closing"). The net proceeds from the Second Closing were $5,186,908. The terms of the Series C Preferred Stock and Warrants issued in the First Closing and the Second Closing were identical.

     RELEVANT MATERIAL TERMS: The terms and provisions of the Series C Preferred Stock are set forth in the Certificate of Designations, Rights and Preferences of Series C Cumulative Convertible Preferred Stock (the "Certificate of Designations"). Certain material terms of the Series C Preferred Stock relevant to this response are summarized below:

     OBLIGATIONS TO REGISTER SHARES: When issued, the securities offered and sold to the Purchasers in the Series C Financing were not registered under the Securities Act of 1933, as amended (the "Securities Act") and were sold in reliance upon the exemption from securities registration afforded by Regulation D under the Securities Act. All of the Purchasers represented to MacroChem that they were "accredited investors", as defined in Rule 501 of Regulation D. In connection with the Series C Financing, MacroChem entered into an Investor Rights Agreement with the Purchasers, pursuant to which MacroChem was required to file a registration statement with the Securities and Exchange Commission covering the resale of the common stock issuable upon conversion of the Series C Preferred Stock, issuable as payment of dividends on the Series C Preferred Stock and issuable upon exercise of the Warrants and the warrants issued to the placement agent, no later than March 27, 2006, and to use its best efforts to cause the registration statement to become effective within a specified time period. The registration statement became effective on April 18, 2006.

     DIVIDENDS: The Series C Preferred Stock accrues dividends at the rate of 10% of the stated price annually, payable quarterly in cash or common stock. The first dividend payment date was March 31, 2006.

     LIQUIDATION: Upon liquidation, dissolution or winding up, the holders of Series C Preferred Stock are entitled, before any distributions are made to the holders of the common stock, or any other class or series of capital stock of the Company ranking junior to the Series C Preferred Stock as to such distributions, to be paid an amount equal to $10,000 per share and any unpaid dividends thereon, subject to adjustment.

     VOTING: The Certificate of Designations contains a provision that restricts a holder of Series C Preferred Stock from (i) converting Series C Preferred Stock into common stock to the extent that such conversion would result in the holder owning more than 4.95% of the issued and outstanding common stock of the Company or (ii) voting together with the common stock on an as-if-converted to common stock basis in respect of more than 4.95% of the issued and outstanding common stock of the Company. The Warrants issued pursuant to the purchase agreement contain a similar restriction (collectively, the "Beneficial Ownership Cap"). A holder of Series C Preferred Stock or a Warrant may elect, subject to certain conditions, to be exempt from the Beneficial Ownership Cap. Subject to the Beneficial Ownership Cap restrictions, as of the date of the second closing of the private placement financing in February 2006 (the "Second Closing"), the Series C Preferred Stock acquired by the purchasers was convertible into 4,057,885 shares of common stock and the holders of the Series C Preferred Stock vote on an as-converted basis with the holders of our common stock, and therefore held approximately 80.28% of the voting power of our outstanding securities. Assuming both the conversion of the Series C Preferred Stock and the exercise of all of the Warrants acquired by the purchasers, in each case subject to the Beneficial Ownership Cap restrictions, the purchasers would have held approximately 89.06% of the outstanding common stock of the Company as of the date of the Second Closing.

     REDEMPTION: If the Company fails or refuses to convert any shares of Series C Preferred Stock in accordance with the terms of the Series C Preferred Stock, the holders of the Series C Preferred Stock are entitled to elect to require the Company to redeem their Series C Preferred Stock. In the event of a redemption, the redemption price per share of Series C Preferred Stock is an amount in cash equal to the greater of (1) all accrued but unpaid dividends as of the date the holder makes the demand for redemption with respect to each share to be redeemed plus the $10,000 liquidation preference per share or (2) the total number of shares of common stock into which such Series C Preferred Stock is convertible multiplied by the then-current market price of the common stock.

     Given that the redemption provision described above does not embody an unconditional obligation requiring the Company to redeem the instrument at a specified or determinable date or upon an event certain to occur, the Series C Preferred Stock is not a mandatorily redeemable financial instrument. Therefore, the Company determined that the guidance in FAS 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY, which requires liability classification for mandatorily redeemable financial instruments, does not apply.

     Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The holders of the Series C Preferred Stock control a majority of the voting power of the Company's common stock and, as a result of this control, could directly or indirectly influence the triggering of the redemption provision by, for example, refusing to approve an increase in the authorized but unissued shares of common stock of the Company if, in the future, such increase were necessary to effect the conversion of the Series C Preferred Stock. Accordingly, the redemption provision is not solely within the Company's control, and thus the Series C Preferred Stock is not permanent equity.

     Because the Series C Preferred Stock did not qualify for treatment as a liability or as permanent equity as described above, the Company recorded the portion of the proceeds attributable to the Series C Preferred Stock as mezzanine equity pursuant to EITF Topic D-98, Classification and Measurement of Redeemable Securities. Because the Company has a substantial amount of authorized but unissued common stock (in excess of 95 million shares), the occurrence of a redemption event is not considered probable, and thus the carrying value of the Series C Preferred Stock is not being accreted to its redemption value.

     CONVERSION: Each convertible preferred share is convertible into shares of common stock. The number of shares of common stock into which each share of Series C Preferred Stock is convertible is determined by dividing the liquidation value per share plus all accrued but unpaid dividends thereon by $1.05. The conversion price for the Series C Preferred Stock and the Warrant exercise price were each subject to reset adjustment such that if the average price of the common stock over the twenty trading days immediately preceding May 8, 2006 (the "Average Price") was lower than the conversion and/or exercise price, then such conversion and/or exercise price would have been adjusted to equal the Average Price.

     The Company evaluated whether the embedded conversion feature in the Series C Preferred Stock required bifurcation and determined, in accordance with paragraph 12 of SFAS 133, that the economic characteristics and risks of the embedded conversion feature in the Series C Preferred Stock were clearly and closely related to the underlying common stock. In conducting this evaluation, the Company recognized that the cumulative fixed dividend and the potential redemption requirement of the Series C Preferred Stock are characteristics of debt. The Company also recognized, however, that the Series C Preferred Stock had the following equity-like characteristics: the Series C Preferred Stock clearly gives the stockholders both existing and ongoing rights of ownership (i.e., a residual interest), as the holders of Series C Preferred Stock are entitled to vote on an as-converted basis with the holders of our common stock; the dividend, while fixed, is payable quarterly in cash or common stock at the Company's election, and, to date, the Company's Board of Directors has declared each quarterly dividend to be paid in shares of common stock; the redemption rights of the Series C preferred stock are perpetual and do not have a stated maturity or redemption date, unlike debt instruments; and the right of the holders of the Series C Preferred stock to receive payments, including the liquidation preference, is not secured by any collateral. Consequently, when all of the economic characteristics and risks of the Series C Preferred Stock are considered as a whole, the Company concluded that the Series C Preferred Stock is more akin to equity than to debt and, as a result, the Company concluded that bifurcation was not required under SFAS 133.

     Pursuant to the guidance in paragraph 5 of EITF 00-27, APPLICATION OF ISSUE NO. 98-5 TO CERTAIN CONVERTIBLE INSTRUMENTS, the Company allocated the proceeds from the Series C financing between the Series C Preferred Stock and the warrants based upon their estimated fair values as of the closing date. The Company then calculated the intrinsic value of the beneficial conversion feature embedded in the Series C Preferred Stock. As the amount of the beneficial conversion feature exceeded the value allocated to the Series C Preferred Stock, the amount of the beneficial conversion feature recorded was limited to the proceeds allocated to the Series C Preferred Stock. The beneficial conversion value was recognized as an additional discount on the Series C Preferred Stock which amount was immediately accreted and treated as a deemed dividend to the holder of the shares of Series C Preferred Stock as all of the Series C Preferred Stock was eligible for conversion upon issuance.

     STOCK SALES - In March 2004, the Company sold 128,619 shares of common stock and warrants to purchase 25,723 shares of common stock to primarily institutional investors. Gross proceeds were $7,292,700 ($6,681,274 net of issuance costs) and were allocated between the common stock and the warrants based on the relative fair value of the warrants and common stock. In April 2005, the Company sold approximately 65,040 shares of common stock and warrants to purchase 32,520 shares of common stock to institutional investors and to certain executive officers and directors of the Company. Gross proceeds were $815,000 ($601,342 net of cash issuance costs) and were allocated between the common stock and the warrants based on the relative fair value of the warrants and common stock.

     WARRANTS - In addition to the issuance of shares of Series C Preferred Stock, the Company issued warrants to the investors to purchase an aggregate of up to 2,380,951 and 5,480,952 shares of common stock at a per share exercise price of $1.26 per share in 2005 and 2006, respectively. In addition, the Company issued warrants to the placement agent to purchase 238,095 and 548,095 shares of Common Stock at a per share exercise price of $1.05 per share, in 2005 and 2006, respectively. The warrants have a term of exercise expiring in 6 years. The warrants contain a "cashless exercise" feature that allows the holders, under certain circumstances, to exercise the warrants without making a cash payment to the Company. In addition, upon the occurrence of a change of control, a warrant holder, at its option, can require the Company to repurchase the warrant for an aggregate purchase price, payable in cash, calculated according to a specified formula (the "Put Feature").

     The Company allocated the proceeds between the stock and the warrants based upon their estimated fair values as of the closing date. The Company determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: weighted average risk free rate of 4.18%; volatility of 100% and a dividend yield of 0%. The Company determined that the warrants meet the definition of a derivative instrument as defined in SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The fair value of the warrants are recorded as liabilities pursuant to the guidance in paragraphs 12 and 27 of EITF 00-19, ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN, A COMPANY'S OWN STOCK, because the Put Feature is a form of net cash settlement in that it allows a holder of the warrant to require the Company to repurchase the warrant for cash in the event of a change in control. Changes in the fair value of the warrants are recorded each reporting period through earnings.

     On April 19, 2005, the Company closed a private placement in which institutional investors and certain executive officers and directors of the Company received warrants to purchase approximately 32,520 shares of common stock for a period of five years. The exercise price of the warrants is $14.70 per share for the institutional investors and $21.84 for the participating executive officers and directors. As of December 31, 2005, approximately 6,012 of the $14.70 warrants issued to the institutional investors had been exercised and none of the $21.84 warrants issued to participating executive officers and directors had been exercised. The placement agent in this transaction received a warrant to purchase approximately 1,190 shares of common stock at a purchase price of $14.70 for a period of five years. As of December 31, 2005, none of the $14.70 warrants issued to the placement agent had been exercised.

     During 2004, the Company conducted a private placement in which primarily institutional investors received warrants to purchase an aggregate of 25,723 shares of common stock at a purchase price of $87.78 per share for a period of five years. As of December 31, 2005, none of the $87.78 warrants had been exercised.

     SHAREHOLDER RIGHTS PLAN - The Company has adopted a shareholder rights plan. The Company declared a dividend consisting of one Right for each share of common stock outstanding on September 10, 1999. Stock issued after that date will be issued with an attached Right.

     Each Right entitles the holder, upon the occurrence of certain events, to purchase 42/100th of a share of Series B Preferred Stock of the Company at an initial exercise price of $2,100.00, subject to adjustments for stock dividends, splits and similar events. The Rights are exercisable only if a person or group acquires 20% or more of the Company's outstanding common stock, or announces an intention to commence a tender or exchange offer, the consummation of which would result in ownership by such person or group of 20% or more of the Company's outstanding common stock.

     On December 23, 2005, the shareholder rights plan was amended to provide that the acquisition of the Company's Series C Cumulative Convertible Preferred Stock and warrants to acquire shares of its common stock by the purchasers in the Company's recent private placement, and any subsequent acquisition by the purchasers of common stock upon the conversion or exercise of those securities, would not result in the Rights becoming exercisable.

     The Board of Directors may, at its option after the occurrence of one of the events described above, exchange all of the then outstanding and exercisable Rights for shares of common stock at an exchange ratio of one share of common stock per Right.

     The Board of Directors may redeem the Rights at the redemption price of $0.01 per Right at any time prior to the expiration of the rights plan on August 13, 2009. Distribution of the Rights is not a taxable event to shareholders.

     The Board of Directors has authorized 600,000 shares of Series B Preferred Stock.

6.  COMMITMENTS AND CONTINGENCIES.

     At December 31, 2006, the Company had no long-term contractual obligations.

7.  INCOME TAXES.

     No income tax provision or benefit has been provided for federal or state income tax purposes as the Company has incurred losses in all periods reported and recoverability of these losses in future tax filings is uncertain. As of December 31, 2006, the Company has available net operating loss carryforwards of approximately $73,367,079 for federal income tax purposes, expiring through 2026 and $42,199,117 for state income tax purposes, expiring through 2011. In addition, the Company has unused investment and research and development tax credits for federal and state income tax purposes aggregating $1,615,177 and $859,871, respectively. The use of the federal net operating loss may also be restricted due to changes in ownership in accordance with definitions as stated in the Internal Revenue Code.

     Income taxes computed using the federal statutory income tax rate differs from the Company's effective tax rate primarily due to the following:

                                                                  YEAR ENDED DECEMBER 31,
                                                                  2006              2005            2004
                                                                  -----             -----           -----
              Statutory U.S. federal tax rate                   (34.0%)            (34.0%)          (34.0%)
              State taxes, net of federal tax benefit            (6.2%)             (6.2%)           (6.2%)
              Federal research and development credits           (0.5%)             (1.5%)           (0.6%)
              Valuation allowance on deferred tax assets         40.7%               41.7%            40.8%
                                                                -------            -------          -------
                                                                  ---%                ---%             ---%
                                                                -------            -------          -------

     The net tax effect of differences in the timing of certain revenue and expense items and the related carrying amounts of assets and liabilities for financial reporting and tax purposes are not material and, accordingly, are not displayed in the table below. The components of the Company's deferred tax assets as of December 31, 2006 and 2005 are as follows:


                                                                   2006                    2005
                                                            ---------------        -----------------
             Deferred Tax Assets:
               Net operating loss carryforwards             $     25,920,000        $     26,386,000
               Tax credit carryforwards                            2,475,000               2,432,000
                                                            ----------------        ----------------
                                                                  28,395,000              28,818,000
             Valuation allowance                                (28,395,000)            (28,818,000)
                                                            ----------------        ----------------
             Deferred tax asset, net                        $            ---        $            ---
                                                            ================        ================

     For the year ended December 31, 2006 the valuation allowance decreased by approximately $423,000 and for the year ended December 31, 2005 increased by approximately $1,345,000, respectively, due to the uncertainty of future realization of currently generated net operating loss and tax credit carryforwards.

8.  EMPLOYEE BENEFIT PLAN.

     The Company sponsors a qualified 401(k) Retirement Plan (the "Plan") under which employees are allowed to contribute certain percentages of their pay, up to the maximum allowed under Section 401(k) of the Internal Revenue Code. Company contributions to the Plan are at the discretion of the Board of Directors. The Company did not make any matching contributions for the year ended December 31, 2006. The Company contributed 953 shares of common stock in 2005 and 1,288 shares of common stock in 2004, valued at $15,610 and $59,060, respectively. The Company also contributed $42,539 in cash to the Plan in 2005.

9.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     THE QUARTERS ENDED MARCH 31, JUNE 30 AND SEPTEMBER 30, 2006 HAVE BEEN RESTATED. (SEE FOOTNOTE 1)

                                             FIRST               SECOND              THIRD               FOURTH
                                       ------------------- ------------------- ------------------- -------------------
                                       ------------------- ------------------- ------------------- -------------------
2006 Quarters
     Revenues                             $            ---    $            ---    $            ---    $            ---
     Loss from Operations                      (1,207,109)         (1,066,803)         (1,160,767)           (958,086)
     Net Income (Loss)                         (1,991,360)           4,410,432             685,163         (1,152,956)
     Net Income (Loss) Attributable
       to Common Stockholders                  (2,142,907)           4,205,008             481,164         (1,355,947)
     Basic Net Income (Loss) per
       Common Share                       $         (1.98)    $           3.86    $           0.33    $         (0.64)
     Diluted Net Income (Loss) per
       Common Share                       $         (1.98)    $           0.57    $           0.08    $         (0.12)
2005 Quarters
     Revenues                             $            ---    $            ---    $            ---    $            ---
     Net Loss Attributable to Common
       Stockholders                       $    (1,841,540)    $    (1,526,346)    $    (1,820,992)    $      (901,840)
     Net Loss per Share (basic and
       diluted)                           $         (1.99)    $         (1.56)    $         (1.83)    $         (0.87)

     The quarters ended March 31, June 30 and September 30, 2006 have been restated (Notes 1 and 5). The restatement is in connection with the Series C Cumulative Convertible Preferred Stock Offering, the Company issued warrants to the private placement agent for services rendered. The fair value of the award was originally accounted for as an offset to the proceeds of the Series C Preferred offering and a credit to additional paid in capital. Upon further review of the terms of the warrants, it was determined that the private placement agent's warrants' put feature enables the holder, at their option, to require the Company to repurchase the award for cash in the event of a change in control. The Company determined that the warrants meet the definition of a derivative investment as defined in SFAS 133, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, and should be adjusted to its current fair value at each reporting period and classified as a warrant liability. As such, the net loss for the quarter ended March 31, 2006 increased by $250,496, and the net income for the quarters ended June 30, 2006 and September 30, 2006, increased by $260,764 and $438,854, respectively.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All amounts shown are estimates, except the SEC registration fee. The registrant has agreed to pay these costs and expenses.

Securities and Exchange Commission registration fee         $   3,962
Printing and engraving expenses                                     0*
Legal fees and expenses                                        35,000*
Accounting fees and expenses                                   25,000*
Blue sky fees and expenses                                        150*
Transfer Agent and Registrar fees                               1,000*
Miscellaneous                                                  10,000*
                                                            ----------
   Total                                                    $  75,112*
                                                            ==========

*  Estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     Our Certificate of Incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. Our Certificate of Incorporation further provides that we shall indemnify our directors and officers to the fullest extent permitted by the DGCL.

     We have a liability insurance policy in effect which covers certain claims against any of our officers or directors by reason of certain breaches of duty, neglect, errors or omissions committed by such person in his or her capacity as an officer or director.

     For the undertaking with respect to indemnification, see Item 17 herein.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On December 30, 2005 we implemented a 1-for-7 reverse stock split of our common stock and on February 9, 2006 we implemented a subsequent 1-for-6 reverse stock split of our common stock. Unless otherwise noted, all share amounts and per share data in this Item 15 reflect the effect of these reverse splits.

     During the three years preceding the filing of this registration statement, we issued the following securities which were not registered under the Securities Act of 1933, as amended:

     o On September 10, 2003, we sold 108,420 shares of our common stock for approximately $3,246,000 in gross proceeds ($2,971,505 net of issuance costs) in a private placement to primarily institutional investors. The investors in the September 2003 common stock transaction received warrants to purchase an aggregate of 21,684 shares of common stock at a purchase price of $49.266 per share for a period of three years. As of March 7, 2006, 9,011 of these investor warrants had been exercised. J.P. Carey Securities, Inc. served as the placement agent for the transaction and received a warrant to purchase 3,571 shares of common stock at a purchase price of $49.266 for a period of three years. As of March 7, 2006, none of these placement agent warrants had been exercised.

     o On March 9, 2004, we sold 128,619 shares of our common stock for $7,292,700 in gross proceeds ($6,681,274 net of issuance costs) in a private placement to institutional investors. The investors also received warrants to purchase an aggregate of 25,723 shares of common stock at a purchase price of $87.78 per share expiring five years from the closing date. As of As of March 7, 2006, none of these warrants had been exercised. JMP Securities LLC acted as placement agent in connection with this transaction and was paid a fee of $510,489 for their services.

     o On April 19, 2005, we sold 65,035 shares of common stock and five-year warrants to purchase 32,516 shares of our common stock for approximately $815,000 in gross proceeds ($601,342 net of cash issuance costs). The securities were sold in units, with each unit containing one share of common stock and a warrant to purchase one-half of a share of common stock. Institutional investors purchased 47,615 units at a purchase price per unit of $10.50, with the accompanying warrants of 23,807 shares having an exercise price of $14.70 per share. As of March 7, 2006, approximately 6,012 of these investor warrants had been exercised. Certain of the Company's executive officers and directors purchased 17,420 units at a per unit purchase price of $18.081, with the accompanying warrants of 8,709 shares having an exercise price of $21.84 per share. As of March 7, 2006, none of these management warrants had been exercised. The Placement Agent for the transaction received a five-year warrant to purchase approximately 1,190 shares of the Company's common stock at an exercise price of $14.70 per share. As of March 7, 2006, none of these placement agent warrants had been exercised.

     o    On December 23, 2005 and February 13, 2006, we sold an aggregate of
          825.5 shares of Series C Cumulative Convertible Preferred Stock and warrants to purchase 7,861,912 shares of our common stock for approximately $8,255,000 in gross proceeds ($7,391,043 net of issuance costs and, with respect to the February 13, 2006 closing, before legal and accounting fees) in a private placement to institutional investors. The warrants have an exercise price of $1.26 per share of common stock and have a term of six years. The Series C Cumulative Convertible Preferred Stock has a liquidation value of $10,000 per share, is entitled to a dividend of 10% per annum, payable in shares of our common stock at our option, which dividend rate is subject to increase to 14% upon the occurrence of certain events. The number of shares of common stock into which each share of Series C Convertible Preferred Stock is convertible is determined by dividing the liquidation value per share plus all accrued and unpaid dividends thereon by $1.05. The conversion of the Series C Cumulative Convertible Preferred Stock and the exercise of the warrants are restricted in specified circumstances. As of March 7, 2006, none of the shares of Series C Cumulative Convertible Preferred Stock had been converted and none of the warrants had been converted. Six-year placement agent warrants to purchase 786,189 shares of our common stock at an exercise price of $1.05 per share were issued in connection with SCO Securities LLC's services as placement agent in connection with the private placement. SCO Securities LLC allocated the placement agent warrants to the following four persons in the amounts listed: (i) warrant to purchase 471,713 shares of common stock to SCO Capital Partners LLC; (ii) warrant to purchase 157,238 shares of common stock to Lake End Capital LLC, (iii) warrant to purchase 78,619 shares of common stock to Mark Alvino and (iv) warrant to purchase 78,619 shares of common stock to Howard Fischer. As of March 7, 2006, none of these placement agent warrants had been exercised.

     The sales and issuances listed above were deemed exempt from registration under the Securities Act of 1933, as amended, by virtue of Rule 506 thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a) EXHIBITS:

     3.1 Amended and Restated Certificate of Incorporation of MacroChem Corporation dated as of February 9, 2006, incorporated by reference to
          Exhibit 3.1 to our Annual Report on Form 10-K for the period ended December 31, 2005 (File No. 0-13634).

     3.2 Amended and Restated Bylaws of MacroChem Corporation, incorporated by reference to Exhibit 5 to our Current Report on Form 8-K dated August 13, 1999 (File No. 0-13634).

     4.1 Stock Purchase Warrant, incorporated by reference to Exhibit 4 to our Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 0-13634).

     4.2 Rights Agreement dated as of August 13, 1999 between MacroChem and American Stock Transfer & Trust Company, as Rights Agent, including Form of Certificate of Designation with respect to the Series B Preferred Stock, par value $.01 per share (attached as Exhibit A to the Rights Agreement), Form of Rights Certificate (attached as Exhibit B to the Rights Agreement), and Summary of Rights (attached as Exhibit C to the Rights Agreement), incorporated by reference to Exhibits 1, 2, 3 and 4, respectively, to our Current Report on Form 8-K dated August 13, 1999 (File No. 0-13634).

     4.3 Amendment No. 1 to the Rights Agreement dated as of December 23, 2005 between MacroChem Corporation and American Stock Transfer & Trust Company incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated December 27, 2005 (File No. 0-13634).

     4.4 Common Stock Certificate, incorporated by reference to Exhibit 4c to our Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 0-13634).

     4.5 Form of Common Stock Purchase Warrant dated as of April 19, 2005 incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K dated April 22, 2005 (File No. 0-13634). 4.6 Certificate of Designations, Rights and Preferences of Series C Cumulative Convertible Preferred Stock of MacroChem Corporation incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated December 27, 2005 (File No. 0-13634).

     4.7  Common Stock Purchase Warrant, incorporated by reference to Exhibit
          10.3 to our Current Report on Form 8-K dated December 27, 2005 (File No. 0-13634).

     4.8  Common Stock Purchase Warrant, incorporated by reference to Exhibit
          10.3 to our Current Report on Form 8-K dated February 16, 2005 (File No. 0-13634).

     5.1  Opinion of Ropes & Gray LLP (previously filed).

     10.1 MacroChem Corporation 2001 Incentive Plan incorporated by reference to
          Exhibit 99 to our Form S-8 as filed on August 8, 2001 (File No. 333-67080).

     10.2 1994 Equity Incentive Plan as amended November 14, 1997, incorporated by reference to Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-13634).


     10.3 1984 Non-Qualified Stock Option Plan as amended November 15, 1996, incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 0-13634).

     10.4 1984 Incentive Stock Option Plan as amended November 15, 1996, incorporated by reference to Exhibit 10.3 to our Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 0-13634).

     10.5 MacroChem Corporation Option Certificate between the Company and Robert J. Palmisano, incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 0-13634).

     10.6 Form of Severance Agreement between MacroChem and Dr. Thomas C.K. Chan, dated as of October 25, 2002 incorporated by reference to
          Exhibit 10i to our Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 0-13634).

     10.7 Form of Noncompetition Agreement between MacroChem and Glenn E. Deegan, Esq., dated as of June 5, 2001 incorporated by reference to
          Exhibit 10.12 to our Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-13634).

     10.8 Form of Confidentiality Agreement between MacroChem and Glenn E. Deegan, Esq., dated as of June 5, 2001 incorporated by reference to
          Exhibit 10.13 to our Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-13634).


     10.9 Form of Employment Agreement between MacroChem and Robert J. DeLuccia incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.10 MacroChem Corporation Option Certificate reflecting grant by MacroChem to Robert J. DeLuccia incorporated by reference to Exhibit
           10.2 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.11 Form of Retention Agreement between MacroChem and Bernard R. Patriacca incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.12 Form of Retention Agreement between MacroChem and Melvin A. Snyder incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.13 Form of Retention Agreement between MacroChem and Thomas C.K. Chan incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.14 Form of Retention Agreement between MacroChem and Glenn E. Deegan incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.15 Form of Severance Agreement, dated as of December 17, 2004, by and between MacroChem and Melvin A. Snyder incorporated by reference to
           Exhibit 10.3 to our Current Report on Form 8-K dated February 3, 2005 (File No. 0-13634).

     10.16 Transition Agreement, dated as of September 12, 2005, by and between MacroChem Corporation and Bernard R. Patriacca, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634).

     10.17 Transition Agreement, dated as of September 13, 2005, by and between MacroChem Corporation and Thomas C.K. Chan, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634).

     10.18 Transition Agreement, dated as of September 12, 2005, by and between MacroChem Corporation and Melvin A. Snyder, incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634).

     10.19 Transition Agreement, dated as of September 12, 2005, by and between MacroChem Corporation and Glenn E. Deegan, incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634).

     10.20 Transition Agreement, dated as of September 16, 2005, by and between MacroChem Corporation and Robert J. DeLuccia, incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634) .

     10.21 Form of Employment Agreement, dated February 13, 2006, by and between the Company and Robert J. DeLuccia incorporated by reference to
           Exhibit 10.4 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.22 Form of Employment Agreement, dated February 13, 2006, by and between the Company and Bernard R. Patriacca, including Form of Confidential Information, Inventions and Non-Competition Agreement (attached as Exhibit B to the Form of Employment Agreement), incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.23 Form of Severance Agreement, dated February 13, 2006, by and between the Company and Bernard R. Patriacca, incorporated by reference to
           Exhibit 10.6 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.24 Form of Employment Agreement, dated February 13, 2006, by and between the Company and Glenn E. Deegan, including Form of Confidential Information, Inventions and Non-Competition Agreement (attached as Exhibit B to the Form of Employment Agreement), incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.25 Form of Severance Agreement, dated February 13, 2006, by and between the Company and Glenn E. Deegan, incorporated by reference to Exhibit
           10.8 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.26 Securities Purchase Agreement among MacroChem, Bay Harbor Investments, Inc. and Strong River Investments, Inc., incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated October 23, 2000 (File No. 0-13634).

     10.27 Form of Registration Rights Agreement by and among MacroChem, Bay Harbor Investments, Inc. and Strong River Investments, Inc., incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K dated October 23, 2000 (File No. 0-13634).

     10.28 Securities Purchase Agreement among MacroChem, Pine Ridge Financial Ltd., DMG Legacy International, Ltd., SDS Merchant Fund, LP, Par Investment Partners, L.P., Narragansett I, LP, and Narragansett Offshore Ltd., incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated July 24, 2001 (File No. 0-13634).

     10.29 Form of Warrant incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated July 24, 2001 (File No. 0-13634).

     10.30 Form of Registration Rights Agreement by and among MacroChem, Pine Ridge Financial Ltd., DMG Legacy International, Ltd., SDS Merchant Fund, LP, Par Investment Partners, L.P., Narragansett I, LP, and Narragansett Offshore Ltd., incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated July 24, 2001 (File No. 0-13634).

     10.31 Securities Purchase Agreement, dated as of September 10, 2003, by and among MacroChem and the purchasers listed on Schedule A thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated September 12, 2003 (File No. 0-13634).

     10.32 Form of Warrant dated as of September 10, 2003, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated September 12, 2003 (File No. 0-13634).

     10.33 Registration Rights Agreement, dated as of September 10, 2003, by and among MacroChem and the investors listed on the signature page thereto, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated September 12, 2003 (File No. 0-13634).

     10.34 Securities Purchase Agreement, dated as of March 9, 2004, by and among MacroChem and the purchasers listed on Schedule A thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated March 10, 2004 (File No. 0-13634).

     10.35 Form of Warrant dated as of March 9, 2004, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated March 10, 2004 (File No. 0-13634).

     10.36 Registration Rights Agreement, dated as of March 9, 2004, by and among MacroChem and the investors listed on the signature page thereto, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated March 10, 2004 (File No. 0-13634).

     10.37 Securities Purchase Agreement, dated as of April 19, 2005, by and between MacroChem Corporation and the institutional investors listed on the signature pages thereto, incorporated by reference to Exhibit
           10.1 to our Current Report on Form 8-K dated April 22, 2005 (File No. 0-13634).

     10.38 Securities Purchase Agreement, dated as of April 19, 2005, by and between MacroChem Corporation and the directors and officers of MacroChem Corporation listed on the signature pages thereto, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated April 22, 2005 (File No. 0-13634).

     10.39 Registration Rights Agreement, dated as of April 19, 2005 by and among MacroChem Corporation and the purchasers listed on the signature page thereto, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated April 22, 2005 (File No. 0-13634).

     10.40 Preferred Stock and Warrant Purchase Agreement, dated as of December 23, 2005, by and between MacroChem Corporation and the purchasers listed on Schedule 1 thereto, incorporated by reference to Exhibit
           10.1 to our Current Report on Form 8-K dated December 27, 2005 (File No. 0-13634).

     10.41 Investor Rights Agreement, dated as of December 23, 2005 by and among MacroChem Corporation and the purchasers listed on the signature page thereto, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated December 27, 2005 (File No. 0-13634).

     10.42 Amended and Restated Preferred Stock and Warrant Purchase Agreement, dated as of February 13, 2006, by and between the Company and the purchasers listed on the signature pages thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.43 Amended and Restated Investor Rights Agreement dated as of February 13, 2006, between MacroChem Corporation and the purchasers listed on the signature pages thereto incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated February 16, 2006 (File No.0-13634).

     10.44 Lease between GLB Lexington Limited Partnership and MacroChem dated as of July 21, 1999, for space located at 110 Hartwell Avenue, Lexington, MA 02421, incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 0-13634).

     10.45 First Amendment to Lease between GLB Lexington Limited Partnership and MacroChem dated as of October 19, 2004, for space located at 110 Hartwell Avenue, Lexington, MA 02421, incorporated by reference to
           Exhibit 10.39 to our Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-13634).

     10.46 Sublease Agreement, dated as of August 31, 2005, by and between MacroChem Corporation and ActivBiotics, Inc., incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634).

     10.47 Sublease Agreement, dated as of May 23, 2006, by and between MacroChem Corporation and Lincoln Technologies, Inc., incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated July 25, 2006 (File No. 0-13634).

     16.1 Letter from Deloitte & Touche LLP to the Securities and Exchange Commission dated January 27, 2006, incorporated by reference to
           Exhibit 16.1 to our Current Report on Form 8-K dated January 30, 2006 (File No. 0-13634).

     23.1 Consent of Vitale, Caturano & Company, Ltd., an Independent Registered Public Accounting Firm

     23.2 Consent of Deloitte & Touche, LLP, an Independent Registered Public Accounting Firm

     23.3 Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1).

     24.1 Power of attorney pursuant to which amendments to this registration statement may be filed (previously filed).

ITEM 17.    UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. PROVIDED, HOWEVER, that no statement made in a registration or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14--Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, State of Massachusetts, on the 30th day of April, 2007.

                                         MacroChem Corporation

                                         By: /s/ Robert J. DeLuccia
                                             ------------------------------
                                             Name:   Robert J. DeLuccia
                                             Title:  Chief Executive Officer and
                                                     President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                      TITLE                            DATE
----------------------------   -----------------------------    ----------------
/S/ ROBERT J. DELUCCIA         President and Chief Executive    April 30, 2007
----------------------         Officer (Principal Executive
Robert J. DeLuccia             Officer)


*                              Vice President and Chief
-                              Financial Officer (Chief
Bernard R. Patriacca           Financial Officer and Principal
                               Accounting Officer)              April 30, 2007


*                              Director                         April 30, 2007
-
Peter G. Martin

*                              Director                         April 30, 2007
-
 Michael A. Davis, M.D.
-

*                              Director                         April 30, 2007
-
Paul S. Echenberg

*                              Chairman of the Board of         April 30, 2007
-                              Directors
John L. Zabriskie, Ph.D.

*                              Director                         April 30, 2007
-
Jeffrey B. Davis

*                              Director                         April 30, 2007
-
Howard S. Fischer

* By:  /S/ ROBERT J. DELUCCIA
       ----------------------
       Robert J. DeLuccia
       Attorney-in-Fact

                                  EXHIBIT INDEX

     3.1 Amended and Restated Certificate of Incorporation of MacroChem Corporation dated as of February 9, 2006, incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K for the period ended December 31, 2005 (File No. 0-13634).

     3.2 Amended and Restated Bylaws of MacroChem Corporation, incorporated by reference to Exhibit 5 to our Current Report on Form 8-K dated August 13, 1999 (File No. 0-13634).

     4.1 Stock Purchase Warrant, incorporated by reference to Exhibit 4 to our Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 0-13634).

     4.2 Rights Agreement dated as of August 13, 1999 between MacroChem and American Stock Transfer & Trust Company, as Rights Agent, including Form of Certificate of Designation with respect to the Series B Preferred Stock, par value $.01 per share (attached as Exhibit A to the Rights Agreement), Form of Rights Certificate (attached as Exhibit B to the Rights Agreement), and Summary of Rights (attached as Exhibit C to the Rights Agreement), incorporated by reference to Exhibits 1, 2, 3 and 4, respectively, to our Current Report on Form 8-K dated August 13, 1999 (File No. 0-13634).

     4.3 Amendment No. 1 to the Rights Agreement dated as of December 23, 2005 between MacroChem Corporation and American Stock Transfer & Trust Company incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated December 27, 2005 (File No. 0-13634).

     4.4 Common Stock Certificate, incorporated by reference to Exhibit 4c to our Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 0-13634).

     4.5 Form of Common Stock Purchase Warrant dated as of April 19, 2005 incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K dated April 22, 2005 (File No. 0-13634).

     4.6 Certificate of Designations, Rights and Preferences of Series C Cumulative Convertible Preferred Stock of MacroChem Corporation incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated December 27, 2005 (File No. 0-13634).

     4.7   Common Stock Purchase Warrant, incorporated by reference to Exhibit
           10.3 to our Current Report on Form 8-K dated December 27, 2005 (File No. 0-13634).

     4.8   Common Stock Purchase Warrant, incorporated by reference to Exhibit
           10.3 to our Current Report on Form 8-K dated February 16, 2005 (File No. 0-13634).

     5.1   Opinion of Ropes & Gray LLP (previously filed).

     10.1 MacroChem Corporation 2001 Incentive Plan incorporated by reference to Exhibit 99 to our Form S-8 as filed on August 8, 2001 (File No. 333-67080).

     10.2 1994 Equity Incentive Plan as amended November 14, 1997, incorporated by reference to Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-13634).

     10.3 1984 Non-Qualified Stock Option Plan as amended November 15, 1996, incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 0-13634).

     10.4 1984 Incentive Stock Option Plan as amended November 15, 1996, incorporated by reference to Exhibit 10.3 to our Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 0-13634).

     10.5 MacroChem Corporation Option Certificate between the Company and Robert J. Palmisano, incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 0-13634).

     10.6 Form of Severance Agreement between MacroChem and Dr. Thomas C.K. Chan, dated as of October 25, 2002 incorporated by reference to
           Exhibit 10i to our Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 0-13634).

     10.7 Form of Noncompetition Agreement between MacroChem and Glenn E. Deegan, Esq., dated as of June 5, 2001 incorporated by reference to
           Exhibit 10.12 to our Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-13634).

     10.8 Form of Confidentiality Agreement between MacroChem and Glenn E. Deegan, Esq., dated as of June 5, 2001 incorporated by reference to
           Exhibit 10.13 to our Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-13634).

     10.9 Form of Employment Agreement between MacroChem and Robert J. DeLuccia incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.10 MacroChem Corporation Option Certificate reflecting grant by MacroChem to Robert J. DeLuccia incorporated by reference to Exhibit
           10.2 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.11 Form of Retention Agreement between MacroChem and Bernard R. Patriacca incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.12 Form of Retention Agreement between MacroChem and Melvin A. Snyder incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.13 Form of Retention Agreement between MacroChem and Thomas C.K. Chan incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.14 Form of Retention Agreement between MacroChem and Glenn E. Deegan incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the period ended September 30, 2003 (File No. 0-13634).

     10.15 Form of Severance Agreement, dated as of December 17, 2004, by and between MacroChem and Melvin A. Snyder incorporated by reference to
           Exhibit 10.3 to our Current Report on Form 8-K dated February 3, 2005 (File No. 0-13634).

     10.16 Transition Agreement, dated as of September 12, 2005, by and between MacroChem Corporation and Bernard R. Patriacca, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634).

     10.17 Transition Agreement, dated as of September 12, 2005, by and between MacroChem Corporation and Thomas C.K. Chan, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634).

     10.18 Transition Agreement, dated as of September 12, 2005, by and between MacroChem Corporation and Melvin A. Snyder, incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634).

     10.19 Transition Agreement, dated as of September 12, 2005, by and between MacroChem Corporation and Glenn E. Deegan, incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634).

     10.20 Transition Agreement, dated as of September 16, 2005, by and between MacroChem Corporation and Robert J. DeLuccia, incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634) .

     10.21 Form of Employment Agreement, dated February 13, 2006, by and between the Company and Robert J. DeLuccia incorporated by reference to
           Exhibit 10.4 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.22 Form of Employment Agreement, dated February 13, 2006, by and between the Company and Bernard R. Patriacca, including Form of Confidential Information, Inventions and Non-Competition Agreement (attached as Exhibit B to the Form of Employment Agreement), incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.23 Form of Severance Agreement, dated February 13, 2006, by and between the Company and Bernard R. Patriacca, incorporated by reference to
           Exhibit 10.6 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.24 Form of Employment Agreement, dated February 13, 2006, by and between the Company and Glenn E. Deegan, including Form of Confidential Information, Inventions and Non-Competition Agreement (attached as Exhibit B to the Form of Employment Agreement), incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.25 Form of Severance Agreement, dated February 13, 2006, by and between the Company and Glenn E. Deegan, incorporated by reference to Exhibit
           10.8 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.26 Securities Purchase Agreement among MacroChem, Bay Harbor Investments, Inc. and Strong River Investments, Inc., incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated October 23, 2000 (File No. 0-13634).

     10.27 Form of Registration Rights Agreement by and among MacroChem, Bay Harbor Investments, Inc. and Strong River Investments, Inc., incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K dated October 23, 2000 (File No. 0-13634).

     10.28 Securities Purchase Agreement among MacroChem, Pine Ridge Financial Ltd., DMG Legacy International, Ltd., SDS Merchant Fund, LP, Par Investment Partners, L.P., Narragansett I, LP, and Narragansett Offshore Ltd., incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated July 24, 2001 (File No. 0-13634).


     10.29 Form of Warrant incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated July 24, 2001 (File No. 0-13634).

     10.30 Form of Registration Rights Agreement by and among MacroChem, Pine Ridge Financial Ltd., DMG Legacy International, Ltd., SDS Merchant Fund, LP, Par Investment Partners, L.P., Narragansett I, LP, and Narragansett Offshore Ltd., incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated July 24, 2001 (File No. 0-13634).

     10.31 Securities Purchase Agreement, dated as of September 10, 2003, by and among MacroChem and the purchasers listed on Schedule A thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated September 12, 2003 (File No. 0-13634).

     10.32 Form of Warrant dated as of September 10, 2003, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated September 12, 2003 (File No. 0-13634).

     10.33 Registration Rights Agreement, dated as of September 10, 2003, by and among MacroChem and the investors listed on the signature page thereto, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated September 12, 2003 (File No. 0-13634).

     10.34 Securities Purchase Agreement, dated as of March 9, 2004, by and among MacroChem and the purchasers listed on Schedule A thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated March 10, 2004 (File No. 0-13634).

     10.35 Form of Warrant dated as of March 9, 2004, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated March 10, 2004 (File No. 0-13634).

     10.36 Registration Rights Agreement, dated as of March 9, 2004, by and among MacroChem and the investors listed on the signature page thereto, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated March 10, 2004 (File No. 0-13634).


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

     10.37 Securities Purchase Agreement, dated as of April 19, 2005, by and between MacroChem Corporation and the institutional investors listed on the signature pages thereto, incorporated by reference to Exhibit
           10.1 to our Current Report on Form 8-K dated April 22, 2005 (File No. 0-13634).

     10.38 Securities Purchase Agreement, dated as of April 19, 2005, by and between MacroChem Corporation and the directors and officers of MacroChem Corporation listed on the signature pages thereto, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated April 22, 2005 (File No. 0-13634).

     10.39 Registration Rights Agreement, dated as of April 19, 2005 by and among MacroChem Corporation and the purchasers listed on the signature page thereto, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated April 22, 2005 (File No. 0-13634).

     10.40 Preferred Stock and Warrant Purchase Agreement, dated as of December 23, 2005, by and between MacroChem Corporation and the purchasers listed on Schedule 1 thereto, incorporated by reference to Exhibit
           10.1 to our Current Report on Form 8-K dated December 27, 2005 (File No. 0-13634).

     10.41 Investor Rights Agreement, dated as of December 23, 2005 by and among MacroChem Corporation and the purchasers listed on the signature page thereto, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated December 27, 2005 (File No. 0-13634).

     10.42 Amended and Restated Preferred Stock and Warrant Purchase Agreement, dated as of February 13, 2006, by and between the Company and the purchasers listed on the signature pages thereto, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated February 16, 2006 (File No. 0-13634).

     10.43 Amended and Restated Investor Rights Agreement dated as of February 13, 2006, between MacroChem Corporation and the purchasers listed on the signature pages thereto incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated February 16, 2006 (File No.0-13634).

     10.44 Lease between GLB Lexington Limited Partnership and MacroChem dated as of July 21, 1999, for space located at 110 Hartwell Avenue, Lexington, MA 02421, incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 0-13634).

     10.45 First Amendment to Lease between GLB Lexington Limited Partnership and MacroChem dated as of October 19, 2004, for space located at 110 Hartwell Avenue, Lexington, MA 02421, incorporated by reference to
           Exhibit 10.39 to our Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-13634).

     10.46 Sublease Agreement, dated as of August 31, 2005, by and between MacroChem Corporation and ActivBiotics, Inc., incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated September 16, 2005 (File No. 0-13634).

     10.47 Sublease Agreement, dated as of May 23, 2006, by and between MacroChem Corporation and Lincoln Technologies, Inc., incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated July 25, 2006 (File No. 0-13634).

     16.1 Letter from Deloitte & Touche LLP to the Securities and Exchange Commission dated January 27, 2006, incorporated by reference to
           Exhibit 16.1 to our Current Report on Form 8-K dated January 30, 2006 (File No. 0-13634).

     23.1 Consent of Vitale, Caturano & Company, Ltd., an Independent Registered Public Accounting Firm

     23.2 Consent of Deloitte & Touche, LLP, an Independent Registered Public Accounting Firm

     23.3 Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1).

     24.1 Power of attorney pursuant to which amendments to this registration statement may be filed (previously filed).



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